
13001011

SEC
Mail Processing
Section
MAR 26 2013
Washington DC
400


APPLIANCES
ELECTRONICS
COMPUTERS
FURNITURE
RAC
Rent·A·Center

2013 Proxy Statement

2012 Annual Report


APPLIANCES
ELECTRONICS
COMPUTERS
FURNITURE
RAC
Rent-A-Center

SEC
Mail Processing
Section
MAR 26 2013
Washington DC
400

Notice of 2013 Annual Meeting of Stockholders

Thursday, May 9, 2013

9:30 a.m. local time,

5501 Headquarters Drive, Plano, Texas 75024

The 2013 Annual Meeting of Stockholders of Rent-A-Center, Inc. will be held on Thursday, May 9, 2013, at 9:30 a.m. local time, at the Rent-A-Center, Inc. Field Support Center, which is located, along with our principal executive offices, at 5501 Headquarters Drive, Plano, Texas 75024, for the following purposes:

1. To elect the two Class I directors nominated by the Board of Directors;
2. To ratify the Audit Committee's appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2013;
3. To conduct an advisory vote approving the compensation of the named executive officers for the year ended December 31, 2012, as set forth in the proxy statement; and
4. To transact other business that properly comes before the meeting.

Only stockholders of record at the close of business on March 19, 2013, are entitled to receive notice of and to vote at the annual meeting and at any and all adjournments or postponements thereof.

Under rules approved by the Securities and Exchange Commission, we are furnishing proxy materials on the Internet in addition to mailing paper copies of the materials to each registered stockholder. Instructions on how to access and review the proxy materials on the Internet can be found on the proxy card sent to registered stockholders and on the Notice of Internet Availability of Proxy Materials (the "Notice") sent to stockholders who hold their shares in "street name" (i.e. in the name of a broker, bank or other record holder). The Notice will also include instructions for stockholders who hold their shares in street name on how to access the proxy card to vote over the Internet.

Your vote is important, and whether or not you plan to attend the annual meeting, please vote as promptly as possible. We encourage you to vote via the Internet, as it is the most convenient and cost-effective method of voting. You may also vote by telephone or by mail (if you received paper copies of the proxy materials). Instructions regarding all three methods of voting are included in the Notice, the proxy card and the proxy statement.

Thank you in advance for voting and for your support of Rent-A-Center.

By order of the Board of Directors,

/S/ DAWN M. WOLVERTON

Dawn M. Wolverton

Vice President – Assistant General Counsel and Secretary

March 25, 2013

Plano, Texas

Table of Contents

QUESTIONS AND ANSWERS ABOUT THE 2013 ANNUAL MEETING AND VOTING PROCEDURES	3
PROPOSAL ONE: ELECTION OF DIRECTORS	5
BOARD INFORMATION	8
DIRECTOR COMPENSATION	10
CORPORATE GOVERNANCE	11
PROPOSAL TWO: RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	14
AUDIT COMMITTEE REPORT	15
EXECUTIVE OFFICERS	16
COMPENSATION COMMITTEE REPORT	17
COMPENSATION DISCUSSION AND ANALYSIS	17
PROPOSAL THREE: ADVISORY VOTE ON EXECUTIVE COMPENSATION	36
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION	36
RELATED PERSON TRANSACTIONS	37
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	37
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	38
SUBMISSION OF STOCKHOLDER PROPOSALS	39
OTHER BUSINESS	39

Proxy Statement

This proxy statement is furnished in connection with the solicitation of proxies by Rent-A-Center, Inc., on behalf of its Board of Directors (the "Board"), for the 2013 Annual Meeting of Stockholders. This proxy statement and related proxy materials are being made available on the Internet and mailed to our stockholders on or about March 25, 2013.

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. For more complete information regarding our 2012 performance, please review our Annual Report on Form 10-K for the year ended December 31, 2012. Page references are supplied to help you find further information in this proxy statement.

Meeting Information

Date & Time: 9:30 a.m. CST on Thursday, May 9, 2013

Location: Rent-A-Center, Inc. Field Support Center, 5501 Headquarters Drive, Plano, Texas 75024

Eligibility to Vote: You can vote if you were a stockholder of record at the close of business on March 19, 2013 (see page 3 for information on how to vote)

Voting matters

Proposal	Board Vote Recommendation	Page Reference (for more detail)
Election of Directors	FOR each Director Nominee	5
Ratification of Auditors	FOR	14
Advisory Vote on Executive Compensation	FOR	36

Board Nominees (page 5)

The following table provides summary information about each director who is nominated for election at the 2013 annual meeting. Each director nominee will serve a three year term expiring at the 2016 annual meeting of stockholders and until their successors are elected and qualified. Information regarding our directors whose terms continue past this year's stockholder meeting begins on page 6.

Name	Age	Director Since	Experience/Qualification	Independent	Committee Memberships	Other Company Boards
Mitchell E. Fadel	55	2000	• President & COO • 30 years industry & related experience		N/A	N/A
Paula Stern, Ph.D.	67	2008	• International trade • Corporate governance	X	Audit Compensation	Avon Products, Inc.

Business Highlights

In 2012, we continued to focus on the financial performance of our business as well as strategic growth goals. The following key accomplishments were achieved for the year ended December 31, 2012:

- Achieved 7% year over year growth in total revenue – the largest in five years and the second consecutive year of revenue growth in excess of 5%;
- Exceeded $3 billion in revenue for the first time in our history;
- Reported record diluted earnings per share of $3.09, an increase of 6.2% over the prior year, and including approximately $0.33 dilution related to our international growth initiatives;
- Increased quarterly dividend over 30% from $0.16 to $0.21, beginning with the dividend for the first quarter of 2013;
- Returned over $100 million to stockholders in the form of dividends and opportunistic share repurchases; and
- Continued executing on our growth strategies with revenue increases of over 77% in our RAC Acceptance segment and over 117% in our International segment.

Please refer to our Annual Report on Form 10-K for the year ended December 31, 2012 for more information.

Executive Compensation

Principles (page 17)

We generally target total direct compensation (base salary, annual incentive and long-term incentive compensation) at the 50th percentile of that paid at similarly-situated public companies in the retail and consumer finance sector. The objectives of our executive compensation program are to:

- attract, retain and motivate senior executives with competitive compensation opportunities;
- balance short-term and long-term strategic goals;
- align our executive compensation program with the core values identified in our mission statement, which focuses on improving the quality of life for our coworkers and our customers; and
- reward achievement of our financial and non-financial goals.

The following forms of compensation are currently utilized by the Compensation Committee in compensating our named executive officers:

- base salary, which is paid in cash;
- annual incentive compensation, which is paid in cash and is focused on three metrics – pre-tax net profit, revenue, and a servant leadership component that supports our desired culture;
- long-term incentive compensation, which consists of stock options which vest ratably over four years beginning on the first anniversary of the date of grant, restricted shares which cliff vest after three years, and performance shares which vest only upon achievement of a specified three-year EBITDA target;
- double trigger severance arrangements; and
- fringe benefits, including perquisites, with no tax gross-ups.

Our directors are subject to an equity interest guideline as described on page 10. In addition, our Chief Executive Officer owns approximately 2.7% of our outstanding common stock. Our insider trading policy prohibits our directors and executive officers from engaging in hedging or other derivative transactions involving our common stock. No shares of common stock owned by any of our directors or executive officers are pledged.

2012 Executive Total Compensation Mix (page 18)

Pay for Performance. Our executive compensation program directly links a substantial portion of executive compensation to our financial performance through annual and long-term incentives. For the 2012 annual cash incentive program, the pre-tax net income goal was achieved at 96.9% of target and the revenue goal was achieved at 98.2% of target.

The mix of the key compensation elements for our Chief Executive Officer and our other named executive officers for fiscal 2012 is shown below. The Actual Compensation Mix charts describe each element of actual compensation as a percent of total direct compensation for fiscal 2012.


CEO ACTUAL PAY MIX
0.3%
52.3%
24.5%
22.9%
Base
Non-Equity Incentives
Equity Incentives
Other
NEO ACTUAL AVERAGE PAY MIX
1.9%
38.3%
38.5%
21.3%
Base
Non-Equity Incentives
Equity Incentives
Other

The Actual Compensation Mix charts above include salary with respect to 2012, the actual amount paid under the 2012 annual cash incentive program, the estimated grant date value of stock options, restricted stock units and performance stock units granted during fiscal 2012, and all other income, as shown in the Summary Compensation Table on page 25. The value of all of the long-term incentive compensation vehicles (stock options, restricted stock units (RSUs), and performance share units (PSUs)) is time vested and depends upon our financial performance over the measurement or vesting period.

QUESTIONS AND ANSWERS ABOUT THE 2013 ANNUAL MEETING AND VOTING PROCEDURES

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted by the Securities and Exchange Commission ("SEC"), we are making this proxy statement and our Annual Report on Form 10-K available on the Internet, in addition to mailing a printed copy of these materials to our registered stockholders. If you received the Notice by mail and would prefer to receive a printed copy of our proxy materials, please follow the instructions for requesting printed copies included in the Notice. The Notice also contains instructions on how to access and review all of the important information contained in the proxy materials provided on the Internet, including how you may submit your proxy by telephone or over the Internet.

Who may vote?

Stockholders of record as of the close of business on March 19, 2013, the record date for the annual meeting, may vote at the meeting. Each share of common stock entitles the holder to one vote per share. As of February 18, 2013, there were 58,210,812 shares of our common stock outstanding.

What constitutes a quorum?

The holders of a majority of our outstanding shares of common stock entitled to vote at the annual meeting must be represented at the annual meeting in person or by proxy to have a quorum. Any stockholder present at the annual meeting, either in person or by proxy, but who abstains from voting, will be counted for purposes of determining whether a quorum exists.

How do I vote?

You cannot vote your shares of common stock unless you are present at the meeting or you have previously given your proxy. You can vote by proxy in one of the following three convenient ways:

- by mail – if you received your proxy materials by mail, you can vote by mail by completing, signing, dating and returning the proxy card in the enclosed envelope;
- on the Internet, by visiting the website shown on the Notice or the proxy card and following the instructions; or
- by telephone, by calling the toll-free telephone number shown on the Notice or the proxy card and following the instructions.

How will the proxies be voted?

All properly executed proxies, unless revoked as described below, will be voted at the meeting in accordance with your directions on the proxy. If a properly executed proxy does not provide instructions, the shares of common stock represented by your proxy will be voted:

- "FOR" each of the Board's nominees for Class I director;
- "FOR" the ratification of the Audit Committee's appointment of KPMG LLP as our independent registered public accounting firm for 2013; and
- "FOR" the resolution approving the compensation of the named executive officers for the year ended December 31, 2012, as set forth in the proxy statement.

The proxy holders will use their discretion on any other matters that properly come before the meeting. Unless otherwise stated, all shares represented by your completed, returned, and signed proxy will be voted as described above. If you are voting on the Internet or by telephone, the proxies will be voted in accordance with your voting instructions. If you are voting on the Internet or by telephone, your voting instructions must be received by 11:59 p.m., Eastern Daylight Savings Time, on May 8, 2013, unless you are a participant in our 401(k) plan, in which case your voting instructions must be received by 11:59 p.m., Eastern Daylight Savings Time, on May 6, 2013.

How may I revoke my proxy?

You may revoke your proxy at any time before or at the annual meeting (in each case, before the vote at the annual meeting) by:

- Delivering a signed, written revocation letter, dated later than the proxy, to Dawn M. Wolverton, Vice President – Assistant General Counsel and Secretary, at 5501 Headquarters Drive, Plano, TX 75024;
- Delivering a signed proxy, dated later than the first one, to Alliance Advisors, 200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003;
- Voting at a later time on the Internet or by telephone, if you previously voted on the Internet or by telephone; or
- Attending the meeting and voting in person or by proxy. Attending the meeting alone will not revoke your proxy.

How many votes must each proposal receive to be adopted?

Under our Bylaws, directors are elected by a majority of the votes cast in uncontested elections. Accordingly, the numbers of votes cast "for" a director nominee must exceed the number of votes cast "against" that nominee. In contested elections, the vote standard would be a plurality of votes cast. Each share may be voted for each of the nominees, but no share may be voted more than once for any particular nominee. Broker non-votes and abstentions will not affect the outcome of the vote.

A majority of the votes cast is required to ratify KPMG as our independent registered public accounting firm. Broker non-votes and abstentions will have no effect on the outcome of the vote to ratify KPMG.

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the meeting is required to approve the advisory resolution on executive compensation. Broker non-votes will not affect the outcome of the vote. Because abstentions are counted as shares present and entitled to vote on the proposal, each abstention will have the same effect as a vote "against" the advisory resolution on executive compensation.

What are broker non-votes?

Broker non-votes occur when nominees, such as banks and brokers, holding shares on behalf of beneficial owners, or customers, do not receive voting instructions from the customers. Brokers holding shares of record for customers generally are not entitled to vote on certain matters unless they receive voting instructions from their customers. In the event that a broker does not receive voting instructions for these matters, a broker may notify us that it lacks voting authority to vote those shares. These broker non-votes refer to votes that could have been cast on the matter in question by brokers with respect to uninstructed shares if the brokers had received their customers' instructions. These broker non-votes will be included in determining whether a quorum exists.

Prior to 2010, brokers were permitted, in the election of directors, to vote shares held in "street name" on the customer's behalf in their discretion regardless of whether the customer provided voting instructions to his or her broker. Recent regulatory changes eliminate the ability of your bank or broker to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank or broker how to vote, no votes will be cast on your behalf in the election of directors, or with respect to Proposal 3 (advisory vote on executive compensation). To be sure your shares are voted in the manner you desire, you should instruct your broker how to vote your shares.

Who is soliciting this proxy?

The Board of Directors is soliciting this proxy. In addition to the solicitation of proxies by mail, proxies may also be solicited by telephone, electronic mail or personal interview. We will reimburse banks, brokers, custodians, nominees and fiduciaries for reasonable expenses they incur in sending these proxy materials to you if you are a beneficial holder of our shares.

We have engaged Alliance Advisors LLC, a proxy solicitation firm, to assist in the solicitation of proxies. We will pay that firm $7,500 for its proxy solicitation services and reimburse its out-of-pocket expenses for such items as mailing, copying, phone calls, faxes and other related matters in an amount not to exceed $2,000.

PROPOSAL ONE: ELECTION OF DIRECTORS

What is the organizational structure of the Board?

The number of directors currently constituting our entire Board is seven. The directors are divided into three classes. In general, directors in each class serve for a term of three years.

How many directors are to be elected?

Two Class I directors are to be elected by our stockholders.

Who are the board nominees?

Our Board, upon recommendation of the Nominating and Corporate Governance Committee, has nominated each of Mitchell E. Fadel and Paula Stern, Ph.D. to be re-elected as Class I directors by the stockholders. Each of Mr. Fadel and Dr. Stern has agreed to stand for re-election. However, should either of them become unable or unwilling to accept nomination or election, the shares of common stock voted for that nominee by proxy will be voted for the election of a substitute nominee whom the proxy holders believe will carry out our present policies. Our Board of Directors has no reason to believe that either of Mr. Fadel or Dr. Stern will be unable or unwilling to serve if elected, and, to the knowledge of the Board, each intends to serve the entire term for which election is sought.

We urge you to vote "FOR" each of Mr. Fadel and Dr. Stern.



Mitchell E. Fadel

President and Chief Operating Officer and Director Nominee
Age: 55
Director Since: 2000

Mr. Fadel has served as our President since July 2000, as our Chief Operating Officer since December 2002 and as a director since December 2000. From November 1992 until July 2000, Mr. Fadel served as President and Chief Executive Officer of our subsidiary, ColorTyme, Inc.

As our President and Chief Operating Officer, Mr. Fadel's day-to-day leadership provides him with intimate knowledge of our operations that are a vital component of our Board discussions. In addition, Mr. Fadel brings 30 years of experience in and knowledge of the rent-to-own industry to the Board. We believe Mr. Fadel's service as our President and Chief Operating Officer creates a critical link between management and our Board, enabling our Board to perform its oversight function with the benefit of management's perspectives on our business.



Paula Stern, Ph.D.

Independent Director Nominee
Age: 67
Director Since: 2008
Committees Served: Audit; Compensation
Other Directorships: Avon Products, Inc.

The Honorable Paula Stern has served as Chairwoman of The Stern Group, Inc., an international advisory firm in areas of business and government strategy, since its inception in 1988. She was Commissioner of the U.S. International Trade Commission from 1978 to 1987 and Chairwoman from 1984 to 1986. Dr. Stern serves on the U.S. Secretary of State's Advisory Committee on International Economic Policy and on the Department of Commerce's Renewable Energy and Energy Efficiency Advisory Committee. She is a member of the Executive Committee of the Atlantic Council of the United States and serves on the Board of Trustees of the Committee for Economic Development. She is also a member of Council on Foreign Relations, Inter-American Dialogue, Bretton Woods Committee, and the High Level Advisory Group for the Global Subsidies Initiative of the International Institute for Sustainable Development. Dr. Stern previously served as a director of Hasbro, Inc., Avaya, Inc. and Neiman Marcus Group, Inc.

We believe Dr. Stern's extensive experience in international trade issues brings an important perspective to the Board in light of our growth strategies. In addition, Dr. Stern provides leadership and governance experience gained through her other public company directorships, including service on the finance and governance committees of such companies.

Our Board of Directors recommends that you vote "FOR" each of the Board nominees.

Who are the continuing members of the Board?

The terms of the following five members of our Board will continue past this year's stockholder meeting.

Term to Expire at the 2014 Annual Meeting:



Mark E. Speese

Chairman of the Board & Chief Executive Officer
Age: 55
Director Since: 1990
Term Expires: 2014

Mr. Speese has served as our Chairman of the Board and Chief Executive Officer since October 2001 and has served as one of our directors since 1990. Mr. Speese previously served as our Vice Chairman from September 1999 until March 2001. From 1990 until April 1999, Mr. Speese served as our President. Mr. Speese also served as our Chief Operating Officer from November 1994 until March 1999.

As a founder of our company, Mr. Speese brings leadership, tremendous knowledge of our business as well as the rent-to-own industry, extensive operations experience, and his strategic vision for our company to the Board. We believe Mr. Speese's service as our Chairman and Chief Executive Officer creates a critical link between management and our Board, enabling our Board to perform its oversight function with the benefit of management's perspectives on our business.



Jeffery M. Jackson

Independent Director
Age: 57
Director Since: 2007
Term Expires: 2014
Committees Served: Audit (Chair)
Other Directorships: Getty Images, Inc.

Mr. Jackson is Managing Director of Thayer Ventures, a venture capital company investing in technology companies that serve the travel and hospitality industries. Mr. Jackson served as the Executive Vice President – Corporate Business Development of Sabre Holdings, Inc., a travel technology company, from August 2009 to March 2012, and previously served as its Executive Vice President – Chief Financial Officer from 1998 to August 2009. Mr. Jackson served as a board member of Travelocity.com until March 2002, when it became a Sabre Holdings subsidiary. Prior to joining Sabre Holdings in 1998, Mr. Jackson served as both Vice President of Corporate Development and Treasurer, and Vice President and Controller of American Airlines, Inc.

Mr. Jackson brings financial expertise to our Board, including through his prior experience as Chief Financial Officer of Sabre as well as his service as chairman of our Audit Committee. In addition, Mr. Jackson brings strong accounting and financial skills important to the oversight of our financial reporting, significant transactions, and enterprise and operational risk management.



Leonard H. Roberts

Independent Director
Age: 64
Director Since: 2006
Term Expires: 2014
Committees Served: Compensation (Chair); Nominating & Corporate Governance
Other Directorships: J.C. Penney, Inc.; Texas Health Resources; Fort Worth Crime Commission

Mr. Roberts served as the Executive Chairman of the Board of Directors of RadioShack Corporation from May 2005 until May 2006, and had previously served as a director since 1997, Chairman of the Board and Chief Executive Officer from 1999 to 2005, and President from 1993 to 1999. From 1990 to 1993, Mr. Roberts was Chairman and Chief Executive Officer of Shoney's, Inc., and from 1985 to 1990 was the President and Chief Executive Officer of Arby's, Inc. Mr. Roberts previously served on the board of TXU Energy, Inc.

We believe that Mr. Roberts' experience as a former Chief Executive Officer of several multi-unit retail companies brings directly relatable experience and a unique perspective in retail marketing to our Board. We also believe that Mr. Roberts' background as a board chairman brings significant corporate governance experience to our Nominating and Corporate Governance Committee, and his experience on the compensation committee of another publicly traded company brings an understanding of compensation issues to our Compensation Committee.

Term to Expire at the 2015 Annual Meeting:



Michael J. Gade

Independent Director
Age: 61
Director Since: 2005
Term Expires: 2015
Committees Served: Audit; Nominating & Corporate Governance
Other Directorships: MFRI, Inc. and The Crane Group

Since 2004, Mr. Gade has been an Executive in Residence at the University of North Texas as a professor of marketing and retailing. A founding partner of Challance Group, LLP, Mr. Gade has 30 years of marketing and management experience, most recently serving as senior executive for the southwest region of Home Depot, Inc. from 2003 to 2004. From 2000 to 2003, Mr. Gade served as Senior Vice President, Merchandising, Marketing and Business Development for 7-Eleven, Inc. From 1995 to 2000, Mr. Gade was employed by Associates First Capital Corporation as Executive Vice President, Strategic Marketing and Development.

We believe that Mr. Gade's significant retail marketing experience provides our Board with an important resource with respect to our marketing and advertising efforts. In addition, Mr. Gade provides leadership and governance experience through his other directorships, including service on the audit and compensation committees of such companies.



J. V. Lentell

Independent Director (Lead Director)
Age: 74
Director Since: 1995
Term Expires: 2015
Committees Served: Nominating & Corporate Governance (Chair); Compensation
Other Directorships: Intrust Financial Corporation

Mr. Lentell has served as Lead Director since April 2009. Since July 1993, he has served as a director and Vice Chairman of the Board of Directors of Intrust Bank, N.A., successor by merger to Kansas State Bank & Trust Co. Mr. Lentell was employed by Kansas State Bank & Trust Co., in Wichita, Kansas from 1966 until July 1993, serving as Chairman of the Board from 1981 until July 1993.

During his 18 year tenure on our Board, including as our Lead Director since April 2009, Mr. Lentell has provided demonstrated leadership to our Board. Mr. Lentell's service on all Board committees during some period of that time provides him with a deep understanding of our company and its growth history, which we believe contributes a useful frame of reference in the context of Board discussions. In addition, Mr. Lentell has extensive knowledge of the capital markets and finance issues from his over 50 years of experience in the banking industry which we believe is important to the Board's discussions of our capital and liquidity needs. Further, Mr. Lentell's experience as a board member of various private companies and civic and charitable organizations, including service on the audit, finance, compensation and governance committees of such organizations (in some cases as the chairman), provides our Board and committees with significant insight into compensation, governance and risk management issues.

BOARD INFORMATION

Independent Directors

As part of the Company's corporate governance practices, and in accordance with Nasdaq rules, the Board has established a policy requiring a majority of the members of the Board to be independent. In January 2013, each of our non-employee directors completed a questionnaire which inquired as to their (and those of their immediate family members) relationship with us and other potential conflicts of interest. Our legal department reviewed the responses of our directors to such questionnaire, as well as material provided by management related to transactions, relationships and arrangements between us and our directors or parties related to our directors. In March 2013, our Board met to discuss the independence of our directors who are not employed by us. Following such discussions, our Board determined that the following directors are "independent" as defined under Nasdaq rules: Michael J. Gade, Jeffery M. Jackson, J.V. Lentell, Leonard H. Roberts, and Paula Stern, Ph.D. The table below includes a description of categories or types of transactions, relationships or arrangements considered by our Board in reaching its determination that the directors are independent.

Name	Independent	Transactions/Relationships/Arrangements
Michael J. Gade	Yes	None
Jeffery M. Jackson	Yes	Investment by executive officer in fund affiliated with Mr. Jackson — immaterial
J.V. Lentell	Yes	Our banking relationship with Intrust — immaterial
Leonard H. Roberts	Yes	None
Paula Stern, Ph.D.	Yes	None

Board Leadership Structure

Our Board believes the combined role of Chairman and Chief Executive Officer, together with an independent Lead Director having the duties described below, is in the best interest of our stockholders because it provides an appropriate balance between strategy development and independent oversight of management. Our independent directors bring experience, oversight and expertise from outside the company and rent-to-own industry, while the Chief Executive Officer brings company- and industry-specific experience and expertise. Our Board believes that our Chief Executive Officer is best situated to serve as Chairman because, as a founder of our company, he is the director most familiar with our business and the rent-to-own industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Our Board believes that the combined role of Chairman and Chief Executive Officer promotes strategy development and execution, and facilitates information flow between management and the Board.

Lead Director

As part of the Company's corporate governance practices, our Board has created a Lead Director position. The duties of the Lead Director as established by the Board include (i) serving as the chairman of executive sessions of the Board, (ii) consulting with our Chairman and Chief Executive Officer on matters to be addressed at Board meetings, (iii) facilitating information flow and communication among the directors, and (iv) performing such other duties as may be specified by the Board. Mr. Lentell serves as our Lead Director.

Board Meetings; Executive Session

During 2012, our Board met seven times, including regularly scheduled and special meetings. Each director attended all meetings of the Board during his or her service as a director, except that Dr. Stern was unable to attend two meetings after receiving or waiving proper notice, and Mr. Gade and Mr. Roberts were each unable to attend one meeting after receiving or waiving proper notice. All of our directors attended more than 75% of the aggregate of the total number of meetings of the Board and the total number of meetings of the Board committees on which they serve.

Our non-employee directors meet regularly outside the presence of management. Mr. Lentell chairs these sessions in his role as Lead Director.

Role of the Board in Risk Oversight

Our Board takes an active role, as a whole and also at the committee level, in overseeing management of the Company's risks. The Board and the relevant committees receive regular reports from members of senior management on areas of material risk to the Company, including operational, financial, strategic, competitive, reputational, legal and regulatory risks. The Board also meets with senior management annually for a strategic planning session and discussion of the key risks inherent in our short- and long-term strategies at the development stage, and also receives periodic updates on our strategic initiatives throughout the year. In addition, our Board has delegated the responsibility for oversight of certain risks to its standing committees, as discussed below. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire Board is regularly informed through committee reports concerning such risks.

Board Committees

The standing committees of the Board during 2012 included the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

The ***Audit Committee*** assists the Board in fulfilling its oversight responsibilities by reviewing risks relating to accounting matters, financial reporting, legal and regulatory compliance, and other enterprise-wide risks. To satisfy these oversight responsibilities, our Audit Committee reviews, among other things, (1) the financial reports and other financial information provided by us to the SEC or the public, (2) our systems of controls regarding finance, accounting, legal compliance and ethics that management and the Board have established, (3) our independent auditor's qualifications and independence, (4) the performance of our internal audit function and our independent auditors, and (5) the efficacy and efficiency of our auditing, accounting and financial reporting processes generally. The Audit Committee has the direct responsibility for the appointment, compensation, retention and oversight of our independent auditors, and reviews our internal audit department's reports, responsibilities, budget and staffing. The Audit Committee also pre-approves all audit and non-audit services provided by our independent auditors and oversees compliance with our code of ethics. In addition, the Audit Committee meets regularly with our Chief Financial Officer, the head of our internal audit department, our independent auditors, and management (including regularly scheduled executive sessions with the vice president of internal audit and our independent auditors).

The Board has adopted a charter for the Audit Committee, which can be found in the "Corporate Governance" section of the "Investor Relations" section of our website at *www.rentacenter.com*. The Audit Committee reviews, updates and assesses the adequacy of its charter on an annual basis, and may recommend any proposed modifications to its charter to the Board for its approval, if and when appropriate.

During 2012, the Audit Committee held 12 regularly scheduled meetings. All members of the Audit Committee are "independent" under SEC and Nasdaq rules. In addition, the Board has determined that Mr. Jackson is an "audit committee financial expert" as defined by SEC rules and each of Mr. Gade and Dr. Stern meets the financial sophistication requirements of Nasdaq. *Members: Mr. Jackson, Chairman, Mr. Gade and Dr. Stern.*

The ***Compensation Committee*** (1) discharges the Board's responsibilities with respect to all forms of compensation of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Executive Vice President – General Counsel, Executive Vice President – Emerging Businesses, Executive Vice President – Shared Services, and Executive Vice President – Domestic Operations, including assessing the risks associated with our executive compensation policies and practices and employee benefits, (2) administers our equity incentive plans and (3) reviews and discusses with our management the Compensation Discussion and Analysis to be included in our annual proxy statement, annual report on Form 10-K or information statement, as applicable, and makes a recommendation to the Board as to whether the Compensation Discussion and Analysis should be included in our annual proxy statement, annual report on Form 10-K or any information statement, as applicable. The Compensation Committee is also responsible for recommending to the Board the form and amount of director compensation and conducting a review of such compensation as appropriate.

The Board has adopted a charter for the Compensation Committee, which can be found in the "Corporate Governance" section of the "Investor Relations" section of our website at www.rentacenter.com. In addition, the Compensation Committee reviews, updates and assesses the adequacy of its charter on an annual basis, and may recommend any proposed modifications to its charter to the Board for its approval, if and when appropriate.

The Compensation Committee's processes for fulfilling its responsibilities and duties with respect to executive compensation and the role of our executive officers in the compensation process are described under "Compensation Discussion and Analysis – Compensation Process" beginning on page 18 of this proxy statement.

Pursuant to its charter, the Compensation Committee has the authority, to the extent it deems necessary or appropriate, to retain compensation consultants, independent legal counsel or other advisors and has the sole authority to approve the fees and other retention terms with respect to such advisors. From time to time, the Compensation Committee has engaged compensation consultants to advise it on certain matters. See "Compensation Discussion and Analysis – Compensation Process" beginning on page 18 of this proxy statement. In addition, the Compensation Committee also has the authority, to the extent it deems necessary or appropriate, to delegate matters to a sub-committee composed of members of the Compensation Committee.

The Compensation Committee held four regularly scheduled meetings in 2012, and acted by unanimous written consent twice. All members of the Compensation Committee are non-employee directors and are "independent" under Nasdaq rules. *Members: Mr. Roberts, Chairman, Mr. Lentell and Dr. Stern.*

The ***Nominating and Corporate Governance Committee*** manages risks associated with corporate governance and potential conflicts of interest and assists the Board in fulfilling its responsibilities by (1) identifying individuals believed to be qualified to become members of the Board, consistent with criteria approved by the Board, (2) recommending to the Board candidates for election or reelection as directors, including director

candidates submitted by the Company's stockholders and (3) overseeing, reviewing and making periodic recommendations to the Board concerning our corporate governance policies. In addition, the Nominating and Corporate Governance Committee directs the succession planning efforts for the Chief Executive Officer and reviews management's succession planning process with respect to our other senior executive officers.

The Board has adopted a written charter for the Nominating and Corporate Governance Committee, which is available in the "Corporate Governance" section of the "Investor Relations" section of our website at www.rentacenter.com. In addition, the Nominating and Corporate Governance Committee reviews, updates and assesses the adequacy of its charter on an annual basis, and may recommend any proposed modifications to its charter to the Board for its approval, if and when appropriate.

During 2012, the Nominating and Corporate Governance Committee held five meetings, including regularly scheduled and special meetings. The Board has determined that each member of the Nominating and Corporate Governance Committee is "independent" as defined under Nasdaq rules. *Members: Mr. Lentell, Chairman, Mr. Gade and Mr. Roberts.*

DIRECTOR COMPENSATION

Cash Compensation

Each non-employee director receives an annual retainer of $40,000. Additionally, each non-employee director receives $2,500 for each Board meeting attended in person and is reimbursed for his or her expenses in attending such meetings. In addition to such compensation, additional annual retainers are paid as follows:

Position		Annual Retainer
Lead Director	$	20,000
Chairperson of the Audit Committee	$	16,000
Other members of the Audit Committee	$	9,000
Chairperson of the Compensation Committee	$	12,000
Other members of the Compensation Committee	$	6,000
Chairperson of the Nominating and Corporate Governance Committee	$	8,000
Other members of the Nominating and Corporate Governance Committee	$	6,000

All retainers are payable in cash, in four equal installments on the first day of each quarter. Neither Mr. Speese nor Mr. Fadel received any cash compensation for his service as a director during 2012.

Equity Compensation

Our non-employee directors receive a deferred stock award pursuant to the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (the "2006 Plan") on the first business day of each year. Each deferred stock award consists of the right to receive shares of our common stock and is fully vested upon issuance. The shares covered by the award will be issued upon the termination of the director's service as a member of the Board. All of our non-employee directors serving on January 2, 2012 were granted deferred stock units valued at $85,000 on that date. Neither Mr. Speese nor Mr. Fadel were granted any equity compensation for his service as a director during 2012.

Director Equity Interest Guideline

Our Board has adopted a guideline encouraging each non-employee member of the Board to hold at least $200,000 in our common stock and/or the deferred stock units issued as compensation for Board service (based on the price per share on the date or dates of such acquisition) within 5 years of the later of (i) December 23, 2008, or (ii) the date of their original election or appointment to the Board, and to hold such equity interest for so long as such member continues as a director.

The following table sets forth certain information regarding the compensation of our non-employee directors during 2012:

Director Compensation for 2012

Name	Fees Earned or Paid in Cash[(1)]	Deferred Stock Award[(2)]	Total
Michael J. Gade	$ 67,500	$ 85,000	$ 152,500
Jeffrey M. Jackson	$ 68,500	$ 85,000	$ 153,500
Kerney Laday[(3)]	$ 41,750	$ 85,000	$ 126,750
J.V. Lentell	$ 86,500	$ 85,000	$ 171,500
Leonard H. Roberts	$ 70,500	$ 85,000	$ 155,500
Paula Stern, Ph.D.	$ 58,250	$ 85,000	$ 143,250

(1) *Includes annual retainer, committee fees and meeting attendance fees paid to each non-employee director with respect to services rendered in 2012.*

(2) *The amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note K to our consolidated financial statements for the year ended December 31, 2012 included in our Annual Report on Form 10-K filed with the SEC on February 25, 2013. On January 2, 2012, each then current director was granted 2,298 deferred stock units. Each deferred stock unit represents the right to receive one share of our common stock. The deferred stock units are fully vested and non-forfeitable. The common stock will be issued to the director upon the termination of his or her service as a member of our Board.*

(3) *Mr. Laday passed away in September 2012.*

CORPORATE GOVERNANCE

General

Our Board has established corporate governance practices designed to serve the best interests of our company and our stockholders. In this regard, our Board has, among other things, adopted:

- a code of business conduct and ethics applicable to all of our Board members, as well as all of our employees, including our Chief Executive Officer, Chief Financial Officer, our principal accounting officer and controller;
- procedures regarding stockholder communications with our Board and its committees;
- a Lead Director position;
- a majority voting standard in non-contested elections for directors;
- a policy for the submission of complaints or concerns relating to accounting, internal accounting controls or auditing matters;
- provisions in our Bylaws regarding director candidate nominations and other proposals by stockholders; and
- written charters for its Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Our Board intends to monitor developing standards in the corporate governance area and, if appropriate, modify our policies and procedures with respect to such standards. In addition, our Board will continue to review and modify our policies and procedures as appropriate to comply with any new requirements of the Securities and Exchange Commission or Nasdaq.

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics applicable to all of the members of the Board, as well as all of our employees, including our Chief Executive Officer, Chief Financial Officer, our principal accounting officer and controller. A copy of this Code of Business Conduct and Ethics is published in the "Corporate Governance" section of the "Investor Relations" section of our website at www.rentacenter.com. We intend to make all required disclosures concerning any amendments to, or waivers from, this Code of Business Conduct and Ethics on our website.

Stockholder Communications with the Board

Our Board has established a process by which stockholders may communicate with our Board. Stockholders may contact the Board or any committee of the Board by any one of the following methods:



By telephone:
972-624-6210



By mail:
Rent-A-Center, Inc.
Attn: Compliance Officer
5501 Headquarters Drive
Plano, TX 75024



By e-mail:
RAC.Board@rentacenter.com

Procedures for Reporting Accounting Concerns

The Audit Committee has established procedures for (1) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and (2) the submission by our employees, on a confidential and anonymous basis, of concerns regarding questionable accounting or auditing matters. These procedures are posted in the "Corporate Governance" section of the "Investor Relations" section of our website at www.rentacenter.com.

Director Nominations

Director Nominees

Under our Bylaws, only persons who are nominated in accordance with the procedures set forth in our Bylaws are eligible for election as, and to serve as, members of our Board. Under our Bylaws, nominations of persons for election to our Board may be made at a meeting of our stockholders (1) by or at the direction of our Board or (2) by any stockholder, provided they comply with the provisions of Article I, Sections 3 and 4 of our Bylaws. The Board has delegated the screening and recruitment process for Board members to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee selects individuals it believes are qualified to be members of the Board, and recommends those individuals to the Board for nomination for election or re-election as directors. From time to time, the Nominating and Corporate Governance Committee may engage a consultant to conduct a search to identify qualified candidates. The Nominating and Corporate Governance Committee then undertakes the evaluation process described below for any candidates so identified.

Qualifications

The Nominating and Corporate Governance Committee believes that the minimum requirements for a person to be qualified to be a member of the Board are that a person must be committed to equal opportunity employment, and must not be a director, consultant, or employee of or to any competitor of ours (i.e., a company in the rent-to-own business). The Nominating and Corporate Governance Committee also believes that members of the Board should possess character, judgment, skills (such as an understanding of the retail and rent-to-own industries, business management, finance, accounting, marketing, operations and strategic planning), diversity, and experience with businesses and other organizations of a comparable size and industry. In addition, the Nominating and Corporate Governance Committee considers the composition of the current Board and the Board's needs when evaluating the experience and qualification of director candidates. The Nominating and Corporate Governance Committee evaluates whether certain individuals possess the foregoing qualities and recommends to the Board candidates for nomination to serve as our directors. This process is the same regardless of whether the nominee is recommended by one of our stockholders.

As noted above, our Nominating and Corporate Governance Committee believes that diversity is one of many attributes to be considered when selecting candidates for nomination to serve as one of our directors. In general, our Nominating and Corporate Governance Committee's goal in selecting directors for nomination to our Board is to create a well-balanced team that (1) combines diverse business and industry experience, skill sets and other leadership qualities, (2) represents diverse viewpoints and (3) enables us to pursue our strategic objectives. While the Committee carefully considers diversity when evaluating nominees for director, the Committee has not established a formal policy regarding diversity in identifying director nominees.

Advance Resignation Policy

As a condition to nomination by the Nominating and Corporate Governance Committee of an incumbent director, a nominee shall submit an irrevocable offer of resignation to the Board, which resignation shall become effective in the event that (a) such nominee is proposed for reelection and is not reelected at a meeting of the stockholders in which majority voting applies and (b) the resignation is accepted by the Board by the vote of a majority of the directors, not including any director who has not been reelected.

Stockholder Nominations

In addition to nominees by or at the direction of our Board, the Nominating and Corporate Governance Committee will consider candidates for nomination proposed by stockholders, so long as the stockholder provides notice and information on the proposed nominee to the Nominating and Corporate Governance Committee through the Secretary in accordance with the provisions of Article I, Sections 3 and 4 of our Bylaws relating to direct stockholder nominations.

For the Nominating and Corporate Governance Committee to consider candidates recommended by stockholders, Article I, Section 3 of our Bylaws requires that the stockholder provide notice to our Secretary (1) not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders, or (2) with respect to an election to be held at a special meeting of stockholders for the election of directors, no earlier than 120 days prior to the date of such special meeting, nor later than the close of business on the later to occur of the 90th day prior to the date of such special meeting or the 10th day following the day on which public disclosure of the date of the special meeting was made (if the first public announcement of the date of the special meeting is less than 100 days prior to the date of the special meeting). The notice to our Secretary must set forth, among other things:

- the name & address of the stockholder and/or beneficial owner making such nomination;
- class & number of shares of capital stock owned, directly or indirectly, beneficially or of record by such stockholder and/or beneficial owner;
- any derivative interests held by such stockholder and/or beneficial owner;
- proxy or voting agreements to which such stockholder and/or beneficial owner may vote any shares of any of our securities;
- short interest position of such stockholder and/or beneficial owner, if any;
- dividend rights to which such stockholder and/or beneficial owner are entitled, if separable;
- proportionate interests of such stockholder and/or beneficial owner arising out of partnership arrangements;
- performance related fees to which such stockholder and/or beneficial owner is entitled based on the increase or decrease in the value of such shares or derivative instrument;
- with respect to each proposed stockholder nominee, information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person's written consent to being named in the proxy statement as a nominee and to serve as a director if elected); and
- with respect to each proposed stockholder nominee, a description of any compensatory and other material agreements among the nominating stockholder/beneficial owner, its affiliates and associates, and the proposed nominee.

In addition, to be timely, a stockholder's notice shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be correct as of the record date for the meeting and as of the date that is 10 business days prior to the meeting, and such update and supplement must be delivered to our Secretary not later than 5 business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than 8 business days prior to the date for the meeting in the case of the update and supplement required to be made as of 10 business days prior to the meeting. In addition, as to each person whom the stockholder proposes to nominate for election or re-election as a director, the following information must be provided to our Secretary in accordance with the time period prescribed for the notice to our Secretary described above:

- a questionnaire furnished by our Secretary and completed by the proposed nominee; and
- the representation and agreement of the proposed nominee regarding no voting agreements, non-disclosed compensation arrangements, and compliance upon election with our governance policies and guidelines.

The above description of the requirements that stockholders must comply with when recommending candidates for our Board is a summary only, and stockholders interested in nominating candidates to our Board are encouraged to closely review our Bylaws.

Director Attendance at Annual Meeting of Stockholders

Our Board has adopted a policy stating that each member of the Board should attend our annual meeting of stockholders. All of our directors then serving as directors attended the 2012 Annual Meeting of Stockholders.

PROPOSAL TWO: RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

During 2012, the Audit Committee solicited proposals from several audit firms to serve as our independent registered public accounting firm. Following a thorough formal review of these proposals, the Audit Committee decided on December 13, 2012 to engage KPMG LLP as our independent registered public accounting firm beginning with the audit for the year ending December 31, 2013, including the 2013 quarterly reviews. Our Board has further directed that we submit the selection of our independent registered public accounting firm for ratification by our stockholders at the annual meeting.

Grant Thornton LLP was engaged to audit our consolidated financial statements for the year ended December 31, 2012 and was dismissed as our independent registered public accounting firm upon completion of these services when we filed our Annual Report on Form 10-K for that year. During the years ended December 31, 2011 and 2012, and through the date we filed our Annual Report on Form 10-K for the year ended December 31, 2012, we had no disagreements with Grant Thornton on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Grant Thornton's satisfaction, would have caused it to make reference to the matter in conjunction with its report on our consolidated financial statements for the relevant year; and there were no reportable events as defined in Item 304(a)(1)(v) of SEC Regulation S-K.

Grant Thornton's audit reports on our consolidated financial statements for the years ended December 31, 2011 and 2012 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2011 and 2012, and through the date we filed our Annual Report on Form 10-K for the year ended December 31, 2012, neither we, nor anyone on our behalf, consulted with KPMG with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided by KPMG to us that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing, or financial reporting issue or (ii) any matter that was the subject of either a disagreement (as defined in Item 304(a)(1)(iv) of SEC Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of SEC Regulation S-K).

Representatives of KPMG will attend the annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions from stockholders. We do not expect representatives of Grant Thornton to attend the annual meeting.

The Audit Committee reviews and pre-approves both audit and all permissible non-audit services provided by our independent registered public accounting firm, and accordingly, all services and fees in 2012 provided by Grant Thornton were pre-approved by the Audit Committee. The Audit Committee has considered whether Grant Thornton's provision of services, other than services rendered in connection with the audit of our annual financial statements, is compatible with maintaining Grant Thornton's independence. The Audit Committee has determined that the rendering of non-audit services by Grant Thornton during the year ended December 31, 2012 was compatible with maintaining their independence.

Stockholder ratification of the selection of KPMG as our independent registered public accounting firm is not required by our Bylaws or otherwise. However, the Board is submitting the selection of KPMG to the stockholders for ratification as a matter of good corporate practice. The Audit Committee believes it to be in the best interests of our stockholders to retain, and has retained, KPMG as our independent registered public accounting firm for the year ending December 31, 2013. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to continue the retention of KPMG. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in our best interests and those of our stockholders. The Audit Committee annually reviews the performance of our independent registered public accounting firm and the fees charged for their services. Based upon the Audit Committee's analysis of this information, the Audit Committee will determine which registered independent public accounting firm to engage to perform our annual audit each year.

Our Board of Directors recommends that you vote "FOR" the proposal to ratify the selection of KPMG LLP as our independent registered public accounting firm.

Principal Accountant Fees and Services

The aggregate fees billed by Grant Thornton for the years ended December 31, 2012 and December 31, 2011 for the professional services described below are as follows:

	2012	2011
Audit Fees[1]	$ 1,042,225	$ 943,938
Audit-Related Fees[2]	$ 36,310	$ 135,665
Tax Fees[3]	$ 147,722	$ 71,553
All Other Fees	-0-	-0-

(1) *Represents the aggregate fees billed by Grant Thornton for (a) professional services rendered for the audit of our annual financial statements for 2012 and 2011, (b) the audit of management's assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2012 and 2011, (c) reviews of the financial statements included in our Forms 10-Q filed with the SEC, and (d) services in connection with regulatory filings during 2012 and 2011.*

(2) *Represents the aggregate fees billed by Grant Thornton for 2012 and 2011 for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under the caption "Audit Fees." These services comprise engagements related to employee benefit plans, financial statement audit of a related entity in connection with an acquisition, and other matters.*

(3) *Represents the aggregate fees billed by Grant Thornton for professional services rendered for tax compliance, tax advice and tax planning. This amount consists of fees related to federal research tax credits and state tax work in 2012 and 2011.*

AUDIT COMMITTEE REPORT

In accordance with its written charter adopted by the Board, the Audit Committee assists the Board in fulfilling its oversight responsibilities by, among other things, reviewing the financial reports and other financial information provided by the Company to any governmental body or the public.

In discharging its oversight responsibilities, the Audit Committee obtained from the independent registered public accounting firm a formal written statement describing all relationships between the firm and the Company that might bear on the auditors' independence consistent with the applicable requirements of the Public Company Accounting Standards Board, discussed with the independent auditors any relationships that may impact their objectivity and independence, and satisfied itself as to the auditors' independence. The Audit Committee also discussed with management, the internal auditors and the independent auditors the integrity of the Company's financial reporting processes, including the Company's internal accounting systems and controls, and reviewed with management and the independent auditors the Company's significant accounting principles and financial reporting issues, including judgments made in connection with the preparation of the Company's financial statements. The Audit Committee also reviewed with the independent auditors their audit plans, audit scope and identification of audit risks.

The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T, and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the consolidated financial statements of the Company.

The Audit Committee reviewed and discussed the audited consolidated financial statements of the Company as of and for the year ended December 31, 2012 with management and the independent auditors. Management is responsible for the Company's financial reporting process, including its system of internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934), and for the preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles. The independent auditor is responsible for auditing those financial statements, and expressing an opinion on the effectiveness of internal control over financial reporting. The Audit Committee's responsibility is to monitor and review these processes. The members of the Audit Committee are "independent" as defined by SEC and Nasdaq rules, and our Board has determined that Jeffery M. Jackson is an "audit committee financial expert" as defined by SEC rules.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits, including internal control testing under Section 404 of the Sarbanes-Oxley Act. The Audit Committee periodically meets with the Company's internal and independent auditors, with and without management present, and in private sessions with members of senior management to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee also periodically meets in executive session.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board subsequently approved the recommendation) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Jeffery M. Jackson, Chairman
Michael J. Gade
Paula Stern, Ph.D.

EXECUTIVE OFFICERS

The Board appoints our executive officers at the first Board meeting following our annual stockholders meeting and updates the executive officer positions as needed throughout the year. Each executive officer serves at the behest of the Board and until their successors are appointed, or until the earlier of their death, resignation or removal.

The following table sets forth certain information with respect to our executive officers as of the date of this proxy statement:

Name	Age	Position
Mark E. Speese	55	Chairman of the Board of Directors and Chief Executive Officer
Mitchell E. Fadel	55	President and Chief Operating Officer
Robert D. Davis	41	Executive Vice President — Finance, Chief Financial Officer and Treasurer
Theodore V. DeMarino	51	Executive Vice President — Shared Services
Ronald D. DeMoss	62	Executive Vice President — General Counsel
Christopher A. Korst	53	Executive Vice President — Domestic Operations
Joel M. Mussat	41	Executive Vice President — Emerging Businesses

Mark E. Speese. Mr. Speese has served as the Chairman of our Board and Chief Executive Officer since October 2001 and has served as one of our directors since 1990. Mr. Speese previously served as our Vice Chairman from September 1999 until March 2001. From 1990 until April 1999, Mr. Speese served as our President. Mr. Speese also served as our Chief Operating Officer from November 1994 until March 1999.

Mitchell E. Fadel. Mr. Fadel has served as President since July 2000, as our Chief Operating Officer since December 2002 and as a director since December 2000. From November 1992 until July 2000, Mr. Fadel served as President and Chief Executive Officer of ColorTyme.

Robert D. Davis. Mr. Davis has served as Executive Vice President – Finance since February 2008, as our Chief Financial Officer since March 1999 and as our Treasurer since January 1997. From September 1999 until February 2008, Mr. Davis served as our Senior Vice President – Finance. From September 1998 until September 1999, Mr. Davis served as our Vice President – Finance and Treasurer. Mr. Davis began his employment with us in 1993 as an accountant. Mr. Davis is a licensed certified public accountant in the State of Texas.

Theodore V. DeMarino. Mr. DeMarino has served as Executive Vice President – Shared Services since May 2012, and served as our Executive Vice President - Operations from August 2009 until April 2012. From April 2003 to July 2009, Mr. DeMarino served as one of our division vice presidents, and as one of our regional directors from January 1995 to March 2003. Mr. DeMarino began his employment with us in 1984 as a store manager.

Ronald D. DeMoss. Mr. DeMoss has served as Executive Vice President – General Counsel since August 2008, and served as our Senior Vice President – General Counsel from January 2008 to July 2008. From January 2008 until July 2011, Mr. DeMoss also served as our Secretary. From November 2006 until December 2007, Mr. DeMoss served as our Vice President – Assistant General Counsel. Mr. DeMoss previously served as Vice President and General Counsel of Rent-Way, Inc. from February 1996 to November 2006. We acquired Rent-Way in November 2006.

Christopher A. Korst. Mr. Korst has served as Executive Vice President – Domestic Operations since May 2012, and served as our Executive Vice President – Operations from January 2008 until April 2012, and as our Senior Vice President – General Counsel from May 2001 to January 2008. Mr. Korst also served as our Secretary from September 2004 until January 2008. From January 2000 until May 2001, Mr. Korst owned and operated AdvantEdge Quality Cars, which he acquired in a management buyout.

Joel M. Mussat. Mr. Mussat has served as Executive Vice President – Emerging Businesses since May 2012, and served as our Executive Vice President - Emerging Businesses and Strategic Planning from August 2011 until April 2012. He served as Senior Vice President – Strategic Planning and New Business Development from December 2009 until August 2011 and as Vice President – Strategic Planning from December 2005 until December 2009.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with our management and, based upon such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement on Schedule 14A related to the 2013 Annual Meeting of Stockholders, for filing with the Securities and Exchange Commission.

COMPENSATION COMMITTEE

Leonard H. Roberts, Chairman
J.V. Lentell
Paula Stern, Ph.D.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Program Objectives

Decisions with respect to compensation of our executive officers, including our Chief Executive Officer and other named executive officers, are made by our Compensation Committee, which is comprised solely of independent directors. Our Compensation Committee has identified four primary objectives for our executive compensation program, which guide the decisions it makes with respect to the amount and type of compensation paid to our named executive officers. The objectives of our executive compensation program are to:

- attract, retain and motivate senior executives with competitive compensation opportunities;
- balance short-term and long-term strategic goals;
- align our executive compensation program with the core values identified in our mission statement, which focuses on improving the quality of life for our coworkers and our customers; and
- reward achievement of our financial and non-financial goals.

The compensation philosophy is generally to target total direct compensation (base salary, annual incentive and long-term incentive compensation) at the 50th percentile of that paid at similarly-situated public companies in the retail and consumer finance sector. The Company places a premium on aligning rewards with desired performance, and as such spends a noticeable portion of its variable compensation on key performers and those deemed to be critical contributors over the longer term.

Executive Summary

We are committed to a pay-for-performance culture. The compensation program is reviewed annually in order to assure that its objectives and components are aligned with the Company's growth goals and culture, and also that it incentivizes short- and long-term profitable growth.

2012 Financial and Strategic Highlights

In 2012, we continued to focus on the financial performance of our business as well as strategic growth goals. The following key accomplishments were achieved in fiscal 2012:

- Achieved 7% year over year growth in total revenue – the largest in five years and the second consecutive year of revenue growth in excess of 5%;
- Exceeded $3 billion in revenue for the first time in our history;
- Reported record diluted earnings per share of $3.09;
- Increased quarterly dividend over 30% from $0.16 to $0.21, beginning with the dividend for the first quarter of 2013;
- Returned over $100 million to stockholders in the form of dividends and opportunistic share repurchases; and
- Continued executing on our growth strategies with revenue increases of over 77% in RAC Acceptance and over 117% in our international segment.

Pay for Performance

Our executive compensation program directly links a substantial portion of executive compensation to our financial performance through annual and long-term incentives. For the 2012 annual cash incentive program, the pre-tax net income goal was achieved at 96.9% of target and the revenue goal was achieved at 98.2% of target.

The mix of the key compensation elements for our Chief Executive Officer and our other named executive officers for fiscal 2012 is shown below. The Actual Compensation Mix charts describe each element of actual compensation as a percent of total direct compensation for fiscal 2012.


CEO ACTUAL PAY MIX
0.3%
52.3%
24.5%
22.9%
Base
Non-Equity Incentives
Equity Incentives
Other
NEO ACTUAL AVERAGE PAY MIX
1.9%
38.3%
38.5%
21.3%
Base
Non-Equity Incentives
Equity Incentives
Other

The Actual Compensation Mix charts above include salary with respect to 2012, the actual amount paid under the 2012 annual cash incentive program, and the estimated grant date value of stock options, restricted stock units and performance stock units granted during fiscal 2012, as shown in the Summary Compensation Table on page 25. The value of all of the long-term incentive compensation vehicles (stock options, restricted stock units (RSUs), and performance share units (PSUs)) is time vested and depends upon our financial performance over the measurement or vesting period.

Stockholder Advisory Vote

In May 2012, we held a stockholder advisory vote on the compensation of our named executive officers, referred to as a say-on-pay vote. Our stockholders approved the compensation of our named executive officers, with approximately 96% of the shares of common stock present and entitled to vote at the meeting cast in favor of our proposal. Compensation decisions and changes implemented in fiscal 2012 were made keeping in mind the support stockholders expressed for our compensation philosophy and pay-for-performance culture. As a result, our Compensation Committee kept many facets of the executive compensation program consistent, with an emphasis on short and long-term incentive compensation that rewards our executives upon value creation for our stockholders.

Compensation Process

The Compensation Committee typically begins the process of determining the amount and mix of total compensation to be paid to our senior executives, including our named executive officers, in December of each year and finalizes the amounts the following January. This enables the Compensation Committee to examine and consider our performance during the previous year in establishing the current year's compensation.

The Compensation Committee has traditionally relied heavily on the input and recommendations of our Chief Executive Officer, Mark E. Speese, who reviews and makes recommendations to the Compensation Committee with respect to our executive compensation programs. The Compensation Committee believes Mr. Speese's unique insight into our business, his role as a founder of our company, his day-to-day interaction with our senior executives, as well as his over 30 years of experience in the rent-to-own industry, provides a valuable resource to the Compensation Committee. Prior to providing his input and recommendations to the Compensation Committee, our Human Resources department prepares, and Mr. Speese reviews, an informal position-level analysis of our compensation programs company-wide, which includes a review of our named executive officers' compensation for internal consistency relative to our other officers and employees, and attempts to achieve consistency between the relative difference between the compensation of our named executive officers and the compensation of our other officers and employees. Mr. Speese does not, however, participate in the discussions among the members of the Compensation Committee with respect to his own compensation.

The Compensation Committee determines each year whether to retain a compensation consultant to assist it with compensation decisions for the

upcoming fiscal year. In September 2012, the Compensation Committee approved the engagement of Hay Group, Inc. ("Hay Group") to conduct a formal evaluation of, and advise it with respect to, the compensation arrangements for our Chief Executive Officer, as well as provide guidance with respect to the compensation of our senior executives, including our other named executive officers. In determining whether to engage Hay Group to provide such services, the Compensation Committee considered whether such engagement would create any conflicts of interest and determined that the engagement of Hay Group by the Company to advise it with respect to compensation to be paid to our senior executive management for 2013 did not create any such conflicts. Hay Group was engaged directly by the Compensation Committee and has performed no other services to us or any of our executive officers or directors.

Based on the work performed by Hay Group, the Compensation Committee determined that the following similarly-situated public companies (the "Peer Group") provided an appropriate comparison for the purpose of evaluating our compensation arrangements for our senior executives and directors:

Aaron's, Inc.	Brinker International Inc.	Advance Auto Parts, Inc.	Autozone Inc.
Big Lots Inc.	Dollar Tree, Inc.	Cash America International, Inc.	Family Dollar Stores Inc.
DFC Global Corp.	H&R Block, Inc.	EZCORP, Inc.	O'Reilly Automotive Inc.
Fred's, Inc.	Pier 1 Imports, Inc.	hhgregg, Inc.	RadioShack Corp.

The following criteria were used to establish this Peer Group:

- U.S.-based public companies with a similar business focus as ours, including both consumer finance and retail (particularly home furnishings, appliances and other retail organizations with which we compete for customers in a similar demographic);
- Companies with revenue similar to us (generally 0.5 to 2.0 times our revenue); and
- Competitors for executive talent.

Two companies which were previously included in the Peer Group (Advance America, Cash Advance Centers Inc. and Collective Brands, Inc.) were removed because such companies are no longer publicly traded. The Compensation Committee approved the use of this Peer Group in the fall of 2012.

Finally, various members of the Compensation Committee have significant professional experience in the retail industry, as well as with respect to the executive compensation practices of large publicly-traded companies. This experience provides a frame of reference within which to evaluate our executive compensation program relative to general economic conditions and our progress in achieving our short-term and long-term goals.

When the Compensation Committee considers the mix and amount of total compensation for our named executive officers, it reviews tally sheets which contains information regarding, among other things:

- each named executive officer's compensation and benefits for the previous three years;
- the type and amount of long-term incentive awards granted to each named executive officer in the previous three years; and
- our equity securities owned by each named executive officer, including unrealized potential gains for outstanding equity.

The Compensation Committee uses these tally sheets to estimate the total annual compensation of the named executive officers, and to provide a perspective on the named executive officers' wealth accumulation from our compensation programs. Before finalizing the compensation of the named executive officers for any given year, the tally sheets allow the Compensation Committee to fully understand the impact that its decisions will have on each named executive officer's total existing and potential compensation.

See the sections entitled "*– Potential Payments and Benefits Upon Termination Without a Change in Control*" and "*– Potential Payments and Benefits Upon Termination With a Change in Control*" beginning on pages 32 and 33, respectively, of this proxy statement for the total amount of compensation and benefits each named executive officer could receive as a result of the various termination events and a description of our severance arrangements beginning on page 30 of this proxy statement.

Forms of Compensation

The following forms of compensation are currently utilized by the Compensation Committee in compensating our named executive officers

- base salary, which is paid in cash;
- annual incentive compensation, which is paid in cash;
- long-term incentive compensation, which consists of stock options, restricted shares, performance shares;
- severance arrangements; and
- fringe benefits, including perquisites, with no tax gross-ups.

Base Salary

The base salary for each of our named executive officers represents the guaranteed portion of their total compensation and is determined annually by the Compensation Committee. Base salary is intended to reward the performance of each named executive officer during the fiscal year relative to his position with us. In establishing the base salary for each of our named executive officers, the Compensation Committee reviews:

- the named executive officer's historical performance in his position with us, based on the input received from Mr. Speese, including the financial performance within his or her area of responsibility and other factors;
- Mr. Speese's recommendations as to the proposed base salary (other than his own);
- our financial performance; and
- market pay practices.

At the beginning of each year, the Compensation Committee considers whether adjustments would be made to the annual base salaries for our named executive officers. During the Compensation Committee's review of the current base salaries, the Compensation Committee primarily considers market data, input provided by our Human Resources department, the input of Mr. Speese (other than with respect to his own base salary), individual performance, our financial performance, the experience of the executive officer, and each named executive officer's compensation in relation to our other executive officers.

In determining Mr. Speese's base salary for 2012, the Compensation Committee considered our financial performance in 2011, the level of compensation paid to the highest paid executive at peer companies, and market data as reported by the peers in the Hay Group 2011 Retail Remuneration Survey. Market data positioned Mr. Speese's base salary in 2011 below the median of the peer group. In addition, benchmarking analyses showed that Mr. DeMarino's base salary in 2011 was below the market median for similarly situated retail companies. As a result, both Mr. Speese and Mr. DeMarino received base salary increases for 2012 to more closely align their pay with the market median, consistent with Rent-A-Center's stated pay philosophy of targeting the 50th percentile.

The Compensation Committee approved the following base salaries of the named executive officers for 2012 and 2013 as set forth in the table below. The base salary adjustments for 2012 and 2013 were effective March 3, 2012 and March 2, 2013, respectively.

ANNUAL BASE SALARIES

Name	2011 Base Salary	2012 Base Salary	2013 Base Salary
Mark E. Speese	$ 865,700	$ 950,000	$ 983,250
Robert D. Davis	$ 429,500	$ 446,700	$ 469,035
Mitchell E. Fadel	$ 587,600	$ 605,200	$ 623,356
Theodore V. DeMarino	$ 327,900	$ 360,000	$ 374,400
Christopher A. Korst	$ 371,200	$ 382,336	$ 393,806

Annual Cash Incentive Compensation

The Compensation Committee maintains an annual incentive compensation program for our executive officers that provides for awards in the form of a cash bonus. The Compensation Committee believes that cash bonuses are appropriate to promote our interests as well as those of our stockholders by providing our named executive officers with short-term financial rewards based upon achievement of specified short-term objectives, which the Compensation Committee believes will ultimately increase the value of our stock, as well as help us attract and retain our named executive officers by providing attractive compensation opportunities.

Our named executive officers participate in our annual cash incentive program. Under our annual cash incentive program, cash bonus eligibility is established at a pre-determined percentage of the named executive officer's base salary, with such percentage amount set in accordance with the eligible named executive officer's position and responsibilities with us. The percentage allocated as well as the potential ultimate payouts pursuant to our annual cash incentive program for each year are typically approved by the Compensation Committee in January at the same time that all compensation for our named executive officers is reviewed and, if applicable, approved. This enables the Compensation Committee to examine the named executive officer's performance during the previous year, as well as determine financial performance targets for the new fiscal year based in part upon the previous year's performance.

In 2012, the Compensation Committee concluded, based upon market data compiled by Hay Group and our Human Resources department, that the eligible bonus percentage for Mitchell E. Fadel should be increased to more fully align this executive officer's bonus potential with similarly situated officers of other comparable companies, including the Peer Group. Accordingly, the Compensation Committee increased the bonus potential under the 2012 annual cash incentive program for Mr. Fadel to 75% of his base salary, an increase of 10%. No changes to the eligible bonus percentages for our named executive officers were made for the 2013 annual cash incentive program.

In 2011, the Compensation Committee modified the annual cash incentive program to include two performance metrics in addition to the pre-tax net income financial target used in prior years. The Compensation Committee includes pre-tax net income as one of the performance measures for our annual cash incentive program because it believes that pre-tax net income generally represents an accurate indicator of our financial performance over a one-year period of time. In 2011, the Compensation Committee determined that a corporate revenue target as well as a target tied to our corporate values should be included as components of the annual cash incentive program. The inclusion of the corporate revenue target in the annual cash incentive program reflects the Compensation Committee's determination that although a substantial portion of the cash bonus opportunity should be dependent on our profitability, a portion of such cash bonus opportunity should be based on our revenue growth. In addition, the Compensation Committee believes that a portion of each named executive officer's cash bonus opportunity should be determined on the basis of such individual's compliance with our core values. Accordingly, the potential annual incentive award for the named executive officers for the 2012 annual cash incentive program was divided as follows:

NEO	Pre-tax Net Income	Revenue Target(1)		Corporate Values
		Company Wide	Division(2)	
Mark E. Speese, Robert D. Davis, Mitchell E. Fadel, and Theodore V. DeMarino	65%	25%	-	10%
Christopher A. Korst	65%	12.5%	12.5%	10%

(1) No portion of the potential annual incentive award attributable to achievement of the revenue target or the corporate values shall be earned unless at least 90% of the pre-tax net income target amount is met.

(2) Territory over which the named executive officer is directly responsible.

The financial performance targets for the 2012 annual cash incentive program were established in January 2012 following a review of our financial projections developed pursuant to our strategic plan and objectives for 2012. Based upon that review, the Compensation Committee established a corporate revenue target under the 2012 annual cash incentive program in the amount of $3.14 billion and a pre-tax consolidated net income target under the 2012 annual cash incentive program in the amount of $296.4 million, a decrease of approximately 4.6% over the pre-tax consolidated net income target under the 2011 annual cash incentive program. In setting the pre-tax consolidated net income target under the 2012 annual cash incentive program, the Compensation Committee considered (i) the level of achievement of the pre-tax consolidated net income target for the 2011 annual cash incentive program and (ii) the level of the Company's anticipated investment in its growth strategies for 2012. The Compensation Committee further determined that, consistent with its views as to the financial performance measures for our annual cash incentive program, each eligible executive officer may receive (1) an additional bonus amount in the event that we exceed the financial performance targets for the fiscal year, and (2) a portion of the bonus in the event that we approach, yet fail to achieve, the target levels of financial performance.

The percentage of the incentive target each named executive officer was eligible to receive if we missed, met or exceeded the financial targets during 2012 is set forth in the table below:

2012 ANNUAL CASH INCENTIVE PROGRAM – FINANCIAL PERFORMANCE TARGET

% Achieved	% of Incentive Paid
< 90%	0%
90.0% to 90.9%	50%
91.0% to 91.9%	60%
92.0% to 93.9%	70%
94.0% to 95.9%	80%
96.0% to 97.9%	90%
98.0% to 102.0%	100%
102.1% to 105.6%	120%
105.7% to 109.2%	140%
109.3% to 112.8%	160%
112.9% to 115.0%	180%
> 115.0%	200%

With respect to the servant leadership portion of the 2012 annual cash incentive program, which represents 10% of the total bonus opportunity, the named executive officer could earn from 0% to 100% depending on the score such officer receives on a servant leadership index survey completed with respect to such officer by his supervisor, peers and direct reports.

In January 2013, the Compensation Committee determined the level of achievement of the revenue and pre-tax profit targets as previously set by the Committee with respect to the 2012 annual cash incentive program. The Committee reviewed the Company's financial results, including the calculation of the Company's pre-tax profit for the fiscal year ended December 31, 2012, and determined that the Company's pre-tax profit for purposes of the 2012 annual cash incentive program was equal to $287.2 million. The Committee further determined that the total revenue earned by the Company for the fiscal year ended December 31, 2012 was $3.1 billion.

Accordingly, the Committee determined that the Company achieved 96.9% of the pre-tax net income objective and 98.2% of the revenue objective in 2012. The target and actual amounts awarded to our named executive officers for their annual cash incentive bonus for 2012 performance are set forth below and included in the *Summary Compensation Table* under the column "Non-Equity Incentive Plan Compensation" on page 25 of this proxy statement.

2012 ANNUAL CASH INCENTIVE AWARD

Name	2012 Incentive Target (%)	2012 Incentive Target ($)	2012 Actual Annual Cash Incentive Award	2012 Actual Annual Cash Incentive Award as a % of Target
Mark E. Speese	100%	$ 950,000	$ 888,250	93.5%
Robert D. Davis	55%	$ 245,685	$ 229,716	93.5%
Mitchell E. Fadel	75%	$ 453,900	$ 424,397	93.5%
Theodore V. DeMarino	50%	$ 180,000	$ 162,900	90.5%
Christopher A. Korst	50%	$ 191,168	$ 176,352	92.3%

Long-Term Incentive Compensation

Our equity incentive plans are administered by the Compensation Committee and are designed to enable the Compensation Committee to provide incentive compensation to our employees in the form of stock options, stock awards, other equity awards, and performance-based equity awards. The Compensation Committee believes that awarding our named executive officers non-cash, long-term equity incentive compensation, primarily in the form of long-term incentive awards which may increase in value in conjunction with the satisfaction by us of pre-determined performance measures and/or an increase in the value of our common stock, more effectively aligns their interests with ours. The Compensation Committee also believes that such awards will provide our named executive officers with an incentive to remain in their positions with us, since the determination as to whether a particular measure for our performance and/or an increase in the value of our common stock has been satisfied is typically made over an extended period of time. In general, the Compensation Committee considers equity awards to our named executive officers on an annual basis, normally in January of each year.

Generally, long-term incentive awards are made to our named executive officers pursuant to (i) the 2006 Plan and (ii) the Rent-A-Center, Inc. 2006 Equity Incentive Plan, which we refer to as the "Equity Plan." Under the terms of each of the 2006 Plan and the Equity Plan, awards may be granted at times and upon vesting and other conditions as determined by the Compensation Committee, and may be made in the form of stock options, stock awards, other equity awards, and performance-based equity awards. Stock option awards under our equity incentive plans are granted at the fair market value per share of our common stock on the date the option is granted as determined by reference to the closing price for shares of our common stock on the Nasdaq Global Select Market on the last market trading day prior to the date the option is granted. The options granted to our named executive officers typically vest ratably over a four-year period, commencing one year from the date of grant, and expire after 10 years.

The restricted stock units granted by our Compensation Committee cliff vest either after a set period of time or upon the achievement of specified goals for our performance over a period of time. Awards of restricted stock with time-based vesting provide our named executive officers with a minimum level of value while also providing an additional incentive for such individuals to remain in their positions with us. Awards of restricted stock with performance-based vesting provide an additional incentive for our named executive officers to remain in their positions with us in order to realize the benefit of such award and also focus them on a performance parameter which the Compensation Committee considers beneficial to increasing the value of our stock, and consequently, stockholder value.

The Compensation Committee determines the timing of the annual grants of stock options and restricted stock units to our named executive officers as well as the terms and restrictions applicable to such grants. The Compensation Committee approves generally in January of each year the annual grant to our executive officers after the Compensation Committee has reviewed the information set forth in the tally sheets. Grants may also be made in connection with commencement of employment, promotions, or tenure.

The Compensation Committee adjusted the aggregate amount of the long-term incentive compensation awards for 2012 to increase the size of the award to an amount commensurate with the 50th percentile of similarly-situated companies, including the Peer Group. Consistent with prior years, the long-term incentive compensation awards for 2012 were comprised of three vehicles, weighted as follows: (i) 35% of the value of the award issued in stock options, (ii) 25% of the value of the award issued in time based restricted stock units and (iii) 40% of the value of the award issued in performance-based restricted stock units. Accordingly, on January 31, 2012, the Compensation Committee granted awards under the long-term incentive plan to our named executive officers, targeting grant values by type of award, as follows:

		Restricted Stock Units		
Name	**Stock Options**	**Time-Based Vesting**	**Performance-Based Vesting**	**Total**
Mark E. Speese	$ 698,250	$ 498,750	$ 798,000	$ 1,995,000
Robert D. Davis	$ 156,345	$ 111,675	$ 178,680	$ 446,700
Mitchell E. Fadel	$ 264,775	$ 189,125	$ 302,600	$ 756,500
Theodore V. DeMarino	$ 94,500	$ 67,500	$ 108,000	$ 270,000
Christopher A. Korst	$ 100,363	$ 71,688	$ 114,701	$ 286,752

Consistent with prior long-term incentive awards years, the awards of restricted stock with performance-based vesting to our named executive officers in January 2012 contained provisions with respect to our achievement of EBITDA. The Compensation Committee established a three-year EBITDA target as the appropriate basis upon which to measure our performance in this context. The Compensation Committee believes EBITDA represents an accurate indicator of our performance over an extended period of time, as an EBITDA measure incorporates certain factors which the Compensation Committee believes are important to an understanding of our performance over such period, such as an increase in revenue as well as the management of our expenses, while not incorporating other factors which the Compensation Committee does not believe are important to an understanding of our performance over such period, such as any repurchases of our outstanding shares which would affect an earnings per share measurement. The Compensation Committee selected a three-year period over which to measure EBITDA based upon the time-period utilized with respect to awards made by similarly-situated public companies in the retail industry, as well as upon its belief that a three-year measurement period was appropriate to place an emphasis on our operating results over an extended period of time, as opposed to the single year measure which is utilized in our annual cash incentive program.

In setting the target amount of EBITDA over such three-year period, the Compensation Committee reviewed with Mr. Speese our financial projections as well as the market's expectations with respect to our financial performance over such period. The three-year EBITDA target for the 2012 performance-based awards was set at $1.381 billion. Each eligible named executive officer may receive (1) an additional payout pursuant to such award in the event that we exceed the target EBITDA over such period, and (2) a portion of the target payout pursuant to such award in the event that we approach, yet fail to achieve, the target level of financial performance.

The percentage of the restricted stock unit awards to be received by each named executive office if we miss, meet, or exceed the target three-year EBITDA is set forth in the table below:

2013 LONG-TERM INCENTIVE COMPENSATION – FINANCIAL PERFORMANCE TARGET FOR PERFORMANCE-BASED AWARD

LTIP EBITDA Target	% of Incentive Paid
< 80%	0%
80.0% to 83.5%	50%
83.6% to 87.1%	60%
87.2% to 90.7%	70%
90.8% to 94.3%	80%
94.4% to 97.9%	90%
98.0% to 102.0%	100%
102.1% to 105.6%	120%
105.7% to 109.2%	140%
109.3% to 112.8%	160%
112.9% to 115.0%	180%
> 115.0%	200%

See the *Grants of Plan-Based Awards* table under the column "Estimated Future Payouts Under Equity Incentive Plan Awards" on page 27 of this proxy statement for threshold, target, and maximum amounts payable to our named executive officers under the 2012 long-term incentive performance-based awards.

Mr. Speese's Employment Agreement

We have an employment agreement with Mr. Speese. Pursuant to the terms of the employment agreement, Mr. Speese's compensation consists of (1) an annual base salary of not less than $740,000, subject to upward adjustment based upon the results of an annual review by the Compensation Committee, (2) an annual bonus opportunity established by the Compensation Committee, (3) participation in our employee benefit plans for senior executive officers, and (4) a one-time grant of an option to purchase 70,000 shares of our common stock in 2006. In addition, the employment agreement contains severance provisions which provide for certain payments to be made by us to Mr. Speese upon the occurrence of certain events which result in his employment with us being severed, including upon a change in control of us. For a detailed description of the severance provisions contained in Mr. Speese's employment agreement, please see "*Termination of Employment and Change-in-Control Arrangements – Employment Agreement.*"

Severance Arrangements

We have an employment agreement with Mr. Speese and executive transition agreements with our other named executive officers to provide certain payments and benefits upon an involuntary termination of the named executive officer's employment or the occurrence of certain other circumstances that may affect the named executive officer. The Compensation Committee believes that such severance arrangements assist us in recruiting and retaining top-level talent. In addition, formalizing our severance practices benefits us (1) by providing us with certainty in terms of our obligations to an eligible executive in the event that our relationship with him or her is severed and (2) by virtue of the non-competition, non-solicitation and release provisions in our loyalty agreements, which inure to our benefit in the event that an eligible executive severs employment with us.

For a more detailed description of the severance arrangements which apply to our named executive officers, please see "*Termination of Employment and Change-in-Control Arrangements*" beginning on page 30 of this proxy statement.

Fringe Benefits and Perquisites

Our named executive officers are eligible to participate in the benefit plans generally available to all of our employees, which include health, dental, life insurance, vision and disability plans, all of which the Compensation Committee believes are commensurate with plans of other similarly situated public companies in the retail industry. In addition, we will pay for the cost of an executive physical examination for each named executive officer each year. Our named executive officers are not eligible to participate in our 401(k) Retirement Savings Plan. Instead, our named executive officers are eligible to participate in the Rent-A-Center, Inc. Deferred Compensation Plan. The Deferred Compensation Plan allows our executive officers to defer tax liability on a portion of their compensation.

In addition, we own and operate a corporate jet for use by management for business purposes which is available to our named executive officers for limited non-business use. Use of the corporate aircraft by these executives for non-business use is subject to availability. The executive must pay us all direct operating costs and any additional charges incurred by the executive for any non-business use of the corporate aircraft (no later than at the completion of such non-business use). If the actual cost for the non-business use of the corporate aircraft is not paid in full at the completion of the non-business use, such amount is deemed compensation for the requesting executive and reflected on his or her W-2 earnings statement for the year.

The Compensation Committee has determined it is beneficial to offer the above-described fringe benefits and perquisites in order to attract and retain our named executive officers by offering compensation opportunities that are competitive with those offered by similarly-situated public companies in the retail industry. In determining the total compensation payable to our named executive officers for a given fiscal year, the Compensation Committee will examine such fringe benefits and perquisites in the context of the total compensation which our named executive officers are eligible to receive. However, given the fact that such fringe benefits and perquisites which are available to our named executive officers represent a relatively insignificant portion of their total compensation, the availability of such items does not materially influence the decisions made by the Compensation Committee with respect to other elements of the total compensation to which our named executive officers are entitled or awarded.

For a description of the fringe benefits and perquisites received by our named executive officers in 2012, please see "– *All Other Compensation*" on page 25 of this proxy statement.

Section 162(m)

In general, Section 162(m) of the Internal Revenue Code imposes a $1,000,000 limit on the amount of compensation we can deduct in any year with respect to our Chief Executive Officer, Chief Financial Officer, and each of our three other most highly compensated executive officers. The limit does not apply to so-called "performance-based compensation," which includes compensation attributable to stock options and performance-based restricted stock awards granted pursuant to the 2006 Plan or the Equity Plan. The Compensation Committee believes that our executive compensation deduction for 2012 will not be materially affected by the Section 162(m) limitations.

Summary of Compensation

The following table summarizes the compensation earned by our Chairman and Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers or our "named executive officers," in 2012, as well as the compensation earned by such individuals in each of 2011 and 2010, if serving as an executive officer during that time. The table specifically identifies the dollar value of compensation related to 2012, 2011 and 2010 paid to such named executive officers in the form of:

- base salary, paid in cash;
- stock awards, comprised of awards of restricted stock relating to the 2012, 2011 and 2010 fiscal years;
- option awards, comprised of awards of options during the 2012, 2011 and 2010 fiscal years and identified based upon the aggregate fair value in dollars of such award;
- non-equity plan incentive plan compensation, listing the aggregate dollar value of the awards paid to our named executive officers; and
- all other compensation, which includes amounts paid by us to the named executive officers as matching contributions under our 401(k) Retirement Savings Plan, Deferred Compensation Plan and insurance premiums.

Our named executive officers were not entitled to receive payments which would be characterized as "Bonus" payments for purposes of the Summary Compensation Table for 2012, 2011 and 2010.

Summary Compensation Table

Name and Principal Position	Year	Salary	Stock Awards[1]	Option Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3]	Total
Mark E. Speese	2012	$ 950,000	$ 1,484,252	$ 539,506	$ 1,726,746[4]	$ 9,775	$ 4,710,279
Chairman of the Board & Chief Executive Officer	2011	$ 865,700	-	$ 84,900	$ 1,099,326[4]	$ 10,028	$ 2,059,954
	2010	$ 840,480	-	-	$ 1,394,976[4]	$ 10,709	$ 2,246,165
Robert D. Davis	2012	$ 446,700	$ 332,361	$ 120,798	$ 229,716	$ 22,069	$ 1,151,644
Executive Vice President - Finance Chief Financial Officer & Treasurer	2011	$ 429,500	$ 207,829	$ 65,411	$ 190,161	$ 14,940	$ 907,841
	2010	$ 409,032	$ 149,445	$ 45,350	$ 306,774	$ 20,406	$ 931,007
Mitchell E. Fadel	2012	$ 605,200	$ 562,824	$ 204,583	$ 424,397	$ 27,830	$ 1,824,834
President and Chief Operating Officer	2011	$ 587,600	$ 355,400	$ 366,562	$ 307,462	$ 17,423	$ 1,634,447
	2010	$ 570,476	$ 277,930	$ 84,332	$ 513,428	$ 11,574	$ 1,457,740
Theodore V. DeMarino	2012	$ 360,000	$ 200,865	$ 73,018	$ 162,900	$ 16,575	$ 813,358
Executive Vice President - Shared Services	2011	$ 327,900	$ 148,756	$ 46,813	$ 128,701	$ 20,166	$ 672,336
	2010	$ 318,356	$ 116,320	$ 35,296	$ 238,767	$ 21,232	$ 729,971
Christopher A. Korst	2012	$ 382,336	$ 213,474	$ 77,704	$ 176,352	$ 20,343	$ 870,209
Executive Vice President - Domestic Operations	2011	$ 371,200	$ 168,384	$ 52,999	$ 149,408	$ 15,002	$ 756,993
	2010	$ 360,360	$ 131,681	$ 39,954	$ 270,270	$ 20,002	$ 822,267

(1) *The amounts reflected in this column are the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for each award of stock options or restricted stock in 2012, 2011 and 2010 to the applicable named executive officer. Assumptions used in the calculation of these amounts are included in Note K to our audited financial statements for our fiscal year ended December 31, 2012 included in our Annual Report on Form 10-K filed with the SEC on February 26, 2013 and our Annual Reports on Form 10-K for prior years.*

(2) *Represents the cash bonuses which were payable under our annual cash incentive program with respect to services for the year indicated.*

(3) *For 2012, represents the compensation as described in the "All Other Compensation" table below.*

(4) *For 2012, represents (1) the cash bonus amount payable under our 2012 annual cash incentive program in the amount of $888,250, and (2) the earned portion of the incentive cash awards granted to Mr. Speese in 2011, 2010, 2009, 2008 in the amount of $838,496. For 2011, represents (1) the cash bonus amount determined by the Compensation Committee for Mr. Speese's services to us in 2011 in the amount of $696,884, and (2) the earned portion of the incentive cash awards granted to Mr. Speese in 2010, 2009, 2008, and 2007 in the amount of $402,442. For 2010, represents (1) the cash bonus amount determined by the Compensation Committee for Mr. Speese's services to us in 2010 in the amount of $1,008,576, and (2) the earned portion of the incentive cash awards granted to Mr. Speese in 2009, 2008, 2007 and 2006 in the amount of $386,400.*

All Other Compensation

The following table provides information regarding each component of compensation for 2012 included in the All Other Compensation column in the Summary Compensation Table above.

Name	Company Matching Contributions[1]	Value of Insurance Premiums[2]	Other	Total
Mark E. Speese	$ 0	$ 5,564	$ 4,211[3]	$ 9,775
Robert D. Davis	$ 8,868	$ 4,557	$ 8,644[4]	$ 22,069
Mitchell E. Fadel	$ 17,036	$ 5,471	$ 5,322[5]	$ 27,829
Theodore V. DeMarino	$ 9,651	$ 5,392	$ 1,532[6]	$ 16,575
Christopher A. Korst	$ 10,592	$ 5,428	$ 4,324[7]	$ 20,344

(1) *Represents contributions or other allocations made by us to our 401(k) Retirement Savings Plan and Deferred Compensation Plan).*

(2) *Represents premiums paid by the company for medical, dental, vision, dental, long-term disability and life insurance.*

(3) *Represents deemed compensation related to incentive travel award in the amount of $828, and fees paid by us for an annual executive physical examination in the amount of $3,383.*

(4) *Represents deemed compensation related to incentive travel award in the amount of $1,566 and fees paid by us for an annual executive physical examination in the amount of $7,078.*

(5) *Represents deemed compensation related to incentive travel award in the amount of $1,260, and fees paid by us for an annual executive physical examination in the amount of $4,062.*

(6) *Represents deemed compensation related to incentive travel award in the amount of $1,532*

(7) *Represents deemed compensation related to incentive travel award in the amount of $1,566, and fees paid by us for an annual executive physical examination in the amount of $2,758.*

Explanation of CEO Compensation Increase in 2012

Mr. Speese received a base salary increase in 2012 to more closely align his base pay with the market median, consistent with Rent-A-Center's stated pay philosophy of targeting the 50th percentile. The Compensation Committee made this determination based on our financial performance in 2011 (including total shareholder return of 16.8%), the level of compensation paid to the highest paid executive at peer companies, and market data as reported by the peers in the Hay Group 2011 Retail Remuneration Survey.

In addition, the amount paid to Mr. Speese pursuant to our annual cash incentive program with respect to the 2012 fiscal year was greater than the amount paid to Mr. Speese pursuant to the annual cash incentive program with respect to the 2011 fiscal year because the financial targets set by the Compensation Committee were achieved at a greater rate with respect to the 2012 fiscal year as compared to the 2011 fiscal year:

Fiscal Year	% of Revenue Target Achieved (25% of bonus opportunity)	% of Annual Cash Incentive Target Paid	% of Pre-tax Net Profit Target Achieved (65% of bonus opportunity)	% of Annual Incentive Target Paid
2011	98.8%	100%	90.3%	70%
2012	98.2%	100%	96.9%	90%

Finally, in 2012, Mr. Speese received a long-term incentive compensation grant consisting of a mix of 35% stock options, 25% time-based restricted stock units, and 40% performance-based restricted stock units, which mirrors the structure used for the long-term incentive compensation awards to our other named executive officers. The grant date fair value for such awards appears in the table above in the "Stock Awards" and "Option Awards" columns. The actual value to be realized by Mr. Speese with respect to these equity awards depends on our financial performance over the three-year measurement or vesting period, as applicable. In each of the years 2006 - 2011, Mr. Speese received a long-term cash award in lieu of equity grants given Mr. Speese's significant ownership of our common stock. An amount equal to $838,496 was paid to Mr. Speese in January 2012 pursuant to the terms of such prior awards, and is included in the Summary Compensation Table as "Non-Equity Incentive Plan Compensation" in 2012.

Grants of Plan-Based Awards

The table below sets forth information about plan-based awards granted to the named executive officers during 2012 under the 2012 annual cash incentive program and the 2006 Plan.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]							
Name:	Grant Date	Date of Compen-sation Committee Action	Thres-hold	Target	Maxi-mum	Thres-hold	Target	Maxi-mum	All Other Stock Awards: Number of Shares of Stock or Units[3]	All Other Option Awards: Number of Securities Underlying Options[4]	Exercise or Base Price of Option Award[5]	Closing Price on Grant Date	Grant Date Fair Value of Stock and Option Awards
Mark E. Speese													
Short--Term Incentive	N/A	1/27/12	$ 855,000	$ 950,000	$ 1,900,000	-	-	-	-	-	-	-	-
Restricted Stock Units	1/31/12	1/27/12				0	28,612	57,220	13,411	-	-	-	$ 1,484,252
Stock Options	1/31/12	1/27/12	-	-	-	-	-	-	-	51,455	$ 37.19	$ 33.82	$ 539,506
Robert D. Davis													
Short-Term Incentive	N/A	1/27/12	$ 221,117	$ 245,685	$ 491,370	-	-	-	-	-	-	-	-
Restricted Stock Units	1/31/12	1/27/12	-	-	-	0	6,407	12,812	3,003	-	-	-	$ 332,361
Stock Options	1/31/12	1/27/12	-	-	-	-	-	-	-	11,521	$ 37.19	$ 33.82	$ 120,798
Mitchell E. Fadel													
Short-Term Incentive	N/A	1/27/12	$ 408,510	$ 453,900	$ 907,801	-	-	-	-	-	-	-	-
Restricted Stock Units	1/31/12	1/27/12	-	-	-	0	10,850	21,698	5,085	-	-	-	$ 562,824
Stock Options	1/31/12	1/27/12	-	-	-	-	-	-	-	19,512	$ 37.19	$ 33.82	$ 204,583
Theodore V. DeMarino													
Short-Term Incentive	N/A	1/27/12	$ 162,000	$ 180,000	$ 360,000	-	-	-	-	-	-	-	-
Restricted Stock Units	1/31/12	1/27/12	-	-	-	0	3,872	7,744	1,815	-	-	-	$ 200,865
Stock Options	1/31/12	1/27/12	-	-	-	-	-	-	-	6,964	$ 37.19	$ 33.82	$ 73,018
Christopher A. Korst													
Short-Term Incentive	N/A	1/27/12	$ 172,051	$ 191,168	$ 382,336	-	-	-	-	-	-	-	-
Restricted Stock Units	1/31/12	1/27/12	-	-	-	0	4,113	8,224	1,931	-	-	-	$ 213,474
Stock Options	1/31/12	1/27/12	-	-	-	-	-	-	-	7,411	$ 37.19	$ 33.82	$ 77,704

(1) *These columns show the potential value of the payout of the annual cash incentive bonuses for 2012 performance for each named executive officer if the threshold, target and maximum performance levels are achieved. The potential payout is performance-based and driven by company performance. No bonuses will be paid unless a threshold level of pre-tax net income is achieved. The actual amount of the annual cash incentive bonuses paid for 2012 performance is shown in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column.*

(2) *Represents restricted stock units which vest upon our achievement of a three-year EBITDA of $1.381 billion for the three year period ending December 31, 2014 and the named executive officer remains an employee through December 31, 2014. The issuance of the stock underlying the performance-based restricted stock units granted to our named executive officers will range from a minimum of zero shares if we achieve less than 80% of the target EBITDA, to the maximum number of shares if we achieve at least 115.1% of the target EBITDA. EBITDA for the fiscal year ended December 31, 2012 was $397.7 million, determined in accordance with the terms of the performance-based award.*

(3) *Represents restricted stock units which vest upon completion of three-years of continuous employment with us from January 31, 2012.*

(4) *Represents options to purchase shares of our common stock granted under the 2006 Plan, which vest ratably over a four-year period.*

(5) *Calculated by reference to the closing price for shares of our common stock on the Nasdaq Global Select Market on the last trading day before the date of grant as reported on the Nasdaq Global Select Market, in accordance with our 2006 Long-Term Incentive Plan.*

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding stock options and restricted stock units held by the named executive officers that were outstanding at December 31, 2012.

	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options - Excercisable	Number of Securities Underlying Unexercised Options - Unexcercisable	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]
Mark E. Speese	70,000		$ 29.29	10/02/2016	28,612[10]	$ 983,108
	2,500	7,500[13]	$ 32.28	01/03/2021	13,411[11]	$ 460,802
		51,455[5]	$ 37.19	01/31/2022		
Robert D. Davis	5,320		$ 19.52	01/31/2016	6,644[6]	$ 228,288
	3,465		$ 28.81	01/31/2017	6,127[8]	$ 210,524
	10,440		$ 15.26	01/30/2018	6,407[10]	$ 220,145
	8,212	2,737[2]	$ 15.37	01/30/2019	3,114[7]	$ 106,997
	3,778	3,777[3]	$ 19.70	01/29/2020	2,872[9]	$ 98,682
	2,078	6,233[4]	$ 29.91	01/31/2021	3,003[11]	$ 103,183
		11,521[5]	$ 37.19	01/31/2022		
Mitchell E. Fadel	15,345	5,114[2]	$ 15.37	01/30/2019	12,355[6]	$ 424,518
	7,025	7,024[3]	$ 19.70	01/29/2020	10,478[8]	$ 360,024
	2,500	7,500[13]	$ 32.28	01/03/2021	10,850[10]	$ 372,806
	3,554	10,659[4]	$ 29.91	01/31/2021	5,792[7]	$ 199,013
		19,512[5]	$ 37.19	01/31/2022	4,911[9]	$ 168,742
					5,085[11]	$ 174,721
Christopher A. Korst	2,425		$ 28.81	01/31/2017	5,854[6]	$ 201,143
	2,500		$ 14.52	01/02/2018	4,964[8]	$ 170,563
	2,267		$ 15.26	01/30/2018	4,113[10]	$ 141,323
	7,200	2,400[2]	$ 15.37	01/30/2019	2,744[7]	$ 94,284
	3,328	3,328[3]	$ 19.70	01/29/2020	2,327[9]	$ 79,956
	1,684	5,050[4]	$ 29.91	01/31/2021	1,931[11]	$ 66,349
		7,411[5]	$ 37.19	01/31/2022		
Theodore V. DeMarino	755		$ 15.26	01/30/2018	5,171[6]	$ 177,676
	683	681[2]	$ 15.37	01/30/2019	4,385[8]	$ 150,669
	5,000	2,500[12]	$ 18.88	10/01/2019	3,872[10]	$ 133,042
	1,470	2,940[3]	$ 19.70	01/29/2020	2,424[7]	$ 83,289
	1,487	4,461[4]	$ 29.91	01/31/2021	2,056[9]	$ 70,644
		6,964[5]	$ 37.19	01/31/2022	1,815[11]	$ 62,363

(1) *Calculated by reference to the closing price for shares of our common stock on the Nasdaq Global Select Market on December 31, 2012 which was $34.36.*

(2) *These options to purchase shares of our common stock vested on January 30, 2013.*

(3) *These options to purchase shares of our common stock vest in equal parts on each of January 29, 2013 and January 29, 2014.*

(4) *These options to purchase shares of our common stock vest in equal parts on each of January 31, 2013, January 31, 2014 and January 31, 2015.*

(5) *These options to purchase shares of our common stock vest in equal parts on each of January 31, 2013, January 31, 2014, January 31, 2015 and January 31, 2016.*

(6) *Represents the number of shares of our common stock that will vest and become issuable pursuant to the performance-based restricted stock unit awards upon our achievement of a three-year EBITDA target of $1.112 billion for the three-year period ending December 31, 2012 and the named executive officer remains an employee through December 31, 2012. We achieved EBITDA for the three-year period ending December 31, 2012 equal to $1.128 billion, or 101.5% of our three-year EBITDA target and, accordingly, paid out 110% of target in accordance with the terms of the performance-based program.*

(7) *Represents the number of shares of our common stock that will vest and become issuable pursuant to the time-based restricted stock unit awards upon the named executive officer's completion of three years of continuous employment with us from January 29, 2010. These shares vested on January 29, 2013.*

(8) *Represents the number of shares of our common stock that will vest and become issuable pursuant to the performance-based restricted stock unit awards upon our achievement of a three-year EBITDA target of $1.361 billion for the three-year period ending December 31, 2013 and the named executive officer remains an employee through December 31, 2013. Aggregate EBITDA for the fiscal years ended December 31, 2011 and 2012 was $730.4 million, determined in accordance with the terms of the performance-based award.*

(9) Represents the number of shares of our common stock that will vest and become issuable pursuant to the time-based restricted stock unit awards upon the named executive officer's completion of three years of continuous employment with us from January 31, 2011.

(10) Represents the number of shares of our common stock that will vest and become issuable pursuant to the performance-based restricted stock unit awards upon our achievement of a three-year EBITDA target of $1.381 billion for the three-year period ending December 31, 2014 and the named executive officer remains an employee through December 31, 2014. EBITDA for the fiscal year ended December 31, 2012 was $397.7 million, determined in accordance with the terms of the performance-based award.

(11) Represents the number of shares of our common stock that will vest and become issuable pursuant to the time-based restricted stock unit awards upon the named executive officer's completion of three years of continuous employment with us from January 31, 2012.

(12) These options to purchase shares of our common stock vest on October 1, 2013.

(13) These options to purchase shares of our common stock vest in equal parts on each of January 3, 2013, January 3, 2014, and January 3, 2015.

Option Exercises and Stock Vested

The following table reflects certain information with respect to options exercised by our named executive officers during the 2012 fiscal year, as well as applicable stock awards that vested, during the 2012 fiscal year:

	Option Awards			Stock Awards		
	Number of Shares Acquired on Exercise		Value Realized on Exercise	Number of Shares Acquired on Vesting		Value Realized on Vesting
Mark E. Speese	-		-	-		-
Robert D. Davis	-		-	8,793	$	327,012
Mitchell E. Fadel	41,198	$	712,064	16,432	$	611,106
Theodore V. DeMarino	-		-	2,189	$	81,409
Christopher A. Korst	-		-	7,710	$	286,735

Nonqualified Deferred Compensation

The Rent-A-Center, Inc. Deferred Compensation Plan is an unfunded, nonqualified deferred compensation plan for a select group of our key management personnel and highly compensated employees. The Deferred Compensation Plan first became available to eligible employees in July 2007, with deferral elections taking effect as of August 3, 2007. Beginning in 2012, highly compensated employees (including our named executive officers) are no longer eligible to participate in our 401(k) Retirement Savings Plan and must participate in the Deferred Compensation Plan in order to defer any compensation.

The Deferred Compensation Plan allows participants to defer up to 50% of their base compensation and up to 100% of any bonus compensation. Participants may invest the amounts deferred in measurement funds that are the same funds offered as the investment options in our 401(k) Retirement Savings Plan. We may make discretionary contributions to the Deferred Compensation Plan, which are subject to a five-year graded vesting schedule based on the participant's years of service with us. Currently, we make matching contributions in the Deferred Compensation Plan of 50% of the employee's contribution to the plan up to an amount not to exceed 4% of such employee's compensation, which is the same matching policy as under our 401(k) Retirement Savings Plan. We are obligated to pay the deferred compensation amounts in the future in accordance with the terms of the Deferred Compensation Plan.

The following table provides information for the named executive officers regarding contributions, earnings and balances for our Deferred Compensation Plan.

Name	Executive Contributions in Last FY	Registrant Contributions in Last FY	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
Mark E. Speese[1]	-	-	-	-	-
Robert D. Davis	$ 67,046	$ 8,868[2]	$ 74,784	$ 0	$ 318,365[3]
Mitchell E. Fadel	$ 23,607	$ 12,036[2]	$ 1,257	$ 0	$ 36,668
Theodore V. DeMarino	$ 33,555	$ 7,077[2]	$ 964	$ 0	$ 41,458
Christopher A. Korst	$ 36,089	$ 7,604[2]	$ 9,904	$ 0	$ 106,505[4]

(1) *At his election, does not participate in our Deferred Compensation Plan.*

(2) *Represents matching contributions or other allocations made by us under our Deferred Compensation Plan which amount was also reported as compensation in the "Summary Compensation Table" on page 25 of this proxy.*

(3) *Includes contributions by Mr. Davis in the amounts of $42,556 and $40,459 in 2011 and 2010, respectively. These amounts are included in the Salary column of the Summary Compensation Table for such years. Also includes matching contributions made by us on behalf of Mr. Davis in the amounts of $3,988 and $3,442 in 2011 and 2010, respectively. These amounts are included in the All Other Compensation column of the Summary Compensation Table for such years.*

(4) *Includes contributions by Mr. Korst in the amounts of $22,873 and $17,413 in 2011 and 2010, respectively. These amounts are included in the Salary column of the Summary Compensation Table for such years.*

Termination of Employment and Change-in-Control Arrangements

Severance Arrangements

We have entered into executive transition agreements with each of our named executive officers, other than Mr. Speese. Each executive transition agreement has substantially identical terms and is intended to provide certain payments and benefits upon an involuntary termination of the named executive officer's employment or the occurrence of certain other circumstances that may affect the named executive officer.

Termination Not in Conjunction with a Change in Control. If the named executive officer's employment is terminated without "cause," the named executive officer will be entitled to receive:

- unpaid but earned base salary through the date of termination;
- a pro rata bonus calculated based upon the named executive officer's bonus amount from the previous year;
- one and one half times the sum of the named executive officer's highest annual rate of salary during the previous 24 months, and the named executive officer's average annual bonus for the two preceding calendar years; and
- continued health insurance coverage for the named executive officer and the named executive officer's spouse and covered dependents for up to 18 months.

If the named executive officer's employment is terminated due to disability or death, the named executive officer will be entitled to receive:

- unpaid but earned base salary through the date of termination;
- a pro rata bonus calculated based upon the named executive officer's bonus amount from the previous year; and
- continued health insurance coverage for the named executive officer and the named executive officer's spouse and covered dependents for 12 months.

If the named executive officer's employment is terminated for "cause" or if the named executive officer terminates his employment for any reason other than death, the named executive officer will be entitled to receive his unpaid but earned base salary through the date of termination (reduced by amounts owed by the named executive officer to us or our affiliates).

Termination in Conjunction With a Change In Control. If the named executive officer's employment is terminated in conjunction with a change in control of us without "cause" or by the named executive officer for "good reason," the named executive officer will be entitled to receive the same severance payments and benefits as described above (not in connection with a change in control) with respect to a termination without "cause," except that the named executive officer will be entitled to receive two times the sum of the named executive officer's highest annual rate of salary during the previous 24 months, and the named executive officer's average annual bonus for the two preceding calendar years, rather than one and one half times such amount, and the named executive officer will be entitled to continued health insurance coverage for up to two years, rather than 18 months. If the named executive officer's employment is terminated in connection with a change in control due to disability or death, or for "cause" or without "good reason," the named executive officer will be entitled to receive the same severance payments and benefits as described above (not in connection with a change in control) with respect to a termination due to disability or death or for "cause," respectively.

Under each of the executive transition agreements, the term "change in control" generally means the occurrence of any of the following after September 14, 2006:

- any person becomes the beneficial owner of 40% or more of the combined voting power of our then outstanding voting securities;

- a consolidation, merger or reorganization of us, unless (i) our stockholders immediately prior to such transaction own at least a majority of the voting power of the outstanding voting securities of the resulting entity, (ii) the members of our Board immediately prior to the execution of the agreement providing for such a transaction constitute a majority of the board of directors of the surviving corporation or of its majority stockholder, and (iii) no person beneficially owns more than 40% of the combined voting power of the then outstanding voting securities of the surviving corporation (other than a person who is (a) us or a subsidiary of us, (b) an employee benefit plan maintained by us, the surviving corporation or any subsidiary, or (c) the beneficial owner of 40% or more of the combined voting power of our outstanding voting securities immediately prior to such transaction;
- individuals who, as of September 14, 2006, constitute our entire Board cease to constitute a majority of our Board, provided that anyone who later becomes a director and whose appointment or nomination for election was approved by at least two-thirds of our directors at the time shall be considered as though such individual were a member of our Board; or
- a complete liquidation or dissolution of us, or a sale or other disposition of all or substantially all of our assets (other than to an entity described in the second bullet point above).

Employment Agreement

Pursuant to Mr. Speese's employment agreement, if we terminate Mr. Speese's employment due to his disability or death, Mr. Speese will be entitled to receive:

- unpaid but earned base salary through the date of termination;
- a pro rata bonus calculated based upon Mr. Speese's bonus amount from the previous year; and
- continued health insurance coverage for Mr. Speese and Mr. Speese's spouse and covered dependents for 12 months.

If we terminate Mr. Speese's employment for "cause," or if Mr. Speese terminates his employment with us for any reason other than death or for "good reason," Mr. Speese will be entitled to receive his unpaid but earned base salary through the date of termination (reduced by amounts owed by Mr. Speese to us or our affiliates). If Mr. Speese's employment is terminated by us without "cause" (as defined in the employment agreement) or by Mr. Speese for "good reason," Mr. Speese will be entitled to receive:

- unpaid but earned base salary through the date of termination;
- a pro rata bonus calculated based upon Mr. Speese's bonus amount from the previous year;
- two times the sum of Mr. Speese's highest annual rate of salary during the previous 24 months, and Mr. Speese's average annual bonus for the two preceding calendar years; and
- continued health insurance coverage for Mr. Speese and Mr. Speese's spouse and covered dependents for up to 24 months.

If we terminate Mr. Speese's employment in conjunction with a change in control of us without "cause" or if Mr. Speese terminates his employment with us for "good reason," Mr. Speese will be entitled to receive in a lump sum the same aggregate severance payments and benefits as described above for a termination not in connection with a change in control, except that in addition to such amounts, Mr. Speese will be entitled to continued health insurance coverage for himself and his spouse and covered dependents for 36 months, rather than 24 months. The amount of the severance payments will be reduced if and to the extent necessary to avoid the loss of a tax deduction by us under Section 280G of the Internal Revenue Code and the imposition of an excise tax on Mr. Speese pursuant to Section 4999 of the Internal Revenue Code. The Compensation Committee or the Board may condition the payment of severance or benefits on the execution and delivery by Mr. Speese of a general release in favor of us, our affiliates and our officers, directors, and employees, provided that no such release will be required for the payment to Mr. Speese of accrued compensation.

Long-Term Incentive Plans

Awards Pursuant to the 2006 Plan and the Equity Plan. Pursuant to stock option agreements under the 2006 Plan and the Equity Plan, if the individual's employment with us is terminated because of death or disability, any options that are vested and exercisable on the date of termination will remain exercisable for 12 months thereafter, but not beyond the term of the agreement. If the individual's employment is terminated by us for "cause," then the options (whether or not then vested and exercisable) will immediately terminate and cease to be exercisable. If the individual's employment with us is terminated for any other reason, any options that are vested and exercisable as of the date of termination will remain exercisable for three months thereafter, but not beyond the term of the agreement.

Pursuant to the 2006 Plan and the Equity Plan, each holder of an option to purchase shares of our common stock may exercise such option immediately prior to an "exchange transaction," regardless of whether currently vested, and any outstanding options not exercised before the exchange transaction shall terminate. However, if, as part of an exchange transaction, our stockholders receive capital stock of another corporation in exchange for our common stock, and if our Board so directs, then all outstanding options shall be converted into options to purchase shares of such stock, with the amount and price to be determined by adjusting the amount and price of the options granted under the 2006 Plan or the Equity Plan, as applicable, on the same basis as the determination of the number of shares of exchange stock the holders of our outstanding common stock are entitled to receive in the exchange transaction. In addition, unless our Board determines otherwise, the vesting conditions with respect to the converted options shall be substantially the same as those set forth in the original option agreement. The Board may accelerate the vesting of stock awards and other awards, provide for cash settlement of and/or make such other adjustments to any outstanding award as it deems appropriate in the context of an exchange transaction.

Under the 2006 Plan and the Equity Plan, the term "exchange transaction" means a merger (other than in which the holders of our common stock immediately prior thereto have the same proportionate ownership of common stock in the surviving corporation immediately thereafter), consolidation, acquisition or disposition of property or stock, separation, reorganization (other than a reincorporation or the creation of a holding company), liquidation of us or any other similar transaction or event so designated by our Board, as a result of which our stockholders receive cash, stock or other property in exchange for or in connection with their shares of our common stock.

Pursuant to stock compensation agreements under the 2006 Plan and the Equity Plan, if the individual's employment with us is terminated because of death or disability, or there is a change in ownership of us, then any unvested restricted stock units will vest on the date of such termination of employment or immediately prior to the consummation of the change in ownership of us, as the case may be. However, any unvested restricted stock units do not vest by reason of a change in ownership unless the individual remains continuously employed by us until such change in ownership is complete or the individual's employment is sooner terminated by us in connection with such change in ownership. In addition, upon the termination of the individual's employment or other service with us for any reason other than disability or death, any unvested restricted stock units will thereupon terminate and be canceled.

Under each of the stock compensation agreements, the term "change in ownership" is defined as any transaction or series of transactions as a result of which any one person or group of persons acquires (i) ownership of our common stock that, together with the common stock previously held by such person, constitutes more than 50% of the total fair market value or total voting power of such stock, or (ii) ownership of our assets having a total gross fair market value at least equal to 80% of the total gross fair market value of all of the assets immediately prior to such transaction or series of transactions.

When Mr. Speese was awarded options under the 2006 Plan in October 2006, he entered into a stock option agreement with us. This agreement provides that if Mr. Speese's employment or other service with us is terminated due to his death or disability, or if he dies after the termination of his employment and before the underlying option expires, then such option shall remain exercisable for 12 months thereafter, but not beyond the stated term. If Mr. Speese's employment or other service with us terminates for any other reason, then the underlying option shall remain exercisable for three months thereafter (or until one year from his death if he dies during such three-month period), but in no event beyond the stated term.

Long-Term Incentive Cash Award Agreements with Mr. Speese. In connection with Mr. Speese's receipt of cash awards in January of 2007, 2008, 2009, 2010 and 2011, he entered into long-term incentive cash award agreements with us. These agreements contain provisions with respect to the vesting of such cash awards which are substantially similar to those contained in the above-described stock compensation agreements.

Potential Payments and Benefits Upon Termination Without a Change in Control

The following table provides quantitative disclosure of the estimated payments that would be made to our named executive officers under their employment agreement or severance agreements, as well as the amounts our named executive officers would receive upon the exercise of the equity and cash awards held by them on December 31, 2012, the last business day of our fiscal 2012, assuming that:

- each named executive officer's employment with us was terminated on December 31, 2012, and was not in connection with an event which constituted a "change in control" or an "exchange transaction" under any agreement or plan described above;
- the base salary earned by each named executive officer for his services to us through December 31, 2012 has been fully paid to such named executive officer;
- to the extent not otherwise terminated in connection with the named executive officer's termination, each of our named executive officers exercised any previously unexercised, vested options and sold the underlying shares at the closing price for shares of our common stock on the Nasdaq Global Select Market on December 31, 2012, which was $34.36; and
- to the extent not otherwise terminated in connection with the named executive officer's termination, each of our named executive officers sold the shares of our common stock underlying their previously unvested restricted stock units at the closing price for shares of our common stock on the Nasdaq Global Select Market on December 31, 2012.

Name	Cash Severance Payout	Continuation of Medical Benefits	Acceleration and Continuation of Outstanding Awards	Total Termination Benefits
Mark E. Speese				
Termination by Us without "Cause" or by Mr. Speese for "Good Reason"	$ 4,373,384	$ 8,881	$ 360,100	$ 4,742,365
Termination by Us for "Cause"	$ 0	$ 0	$ 0	$ 0
Termination by Us due to Mr. Speese's Disability or death	$ 888,250	$ 4,441	$ 3,787,352	$ 4,680,043
Termination by Mr. Speese for Reason other than death or disability or good reason	$ 0	$ 0	$ 360,100	$ 360,100
Robert D. Davis				
Termination by Us without "Cause"	$ 1,214,673	$ 6,661	$ 518,162	$ 1,739,496
Termination by Us for "Cause"	$ 0	$ 0	$ 0	$ 0
Termination by Us due to Mr. Davis's Disability or death	$ 229,716	$ 4,441	$ 1,485,980	$ 1,720,136
Termination by Mr. Davis for Reason other than death or disability	$ 0	$ 0	$ 518,162	$ 518,162
Mitchell E. Fadel				
Termination by Us without "Cause"	$ 1,881,090	$ 5,152	$ 415,403	$ 2,301,645
Termination by Us for "Cause"	$ 0	$ 0	$ 0	$ 0
Termination by Us due to Mr. Fadel's Disability or death	$ 424,397	$ 3,434	$ 2,115,227	$ 2,543,058
Termination by Mr. Fadel for Reason other than death or disability	$ 0	$ 0	$ 415,403	$ 415,403
Theodore V. DeMarino				
Termination by Us without "Cause"	$ 921,601	$ 6,661	$ 132,958	$ 1,061,220
Termination by Us for "Cause"	$ 0	$ 0	$ 0	$ 0
Termination by Us due to Mr. DeMarino's Disability or death	$ 162,900	$ 4,441	$ 810,640	$ 977,981
Termination by Mr. DeMarino for Reason other than death or disability	$ 0	$ 0	$ 132,958	$ 132,958
Christopher A. Korst				
Termination by Us without "Cause"	$ 994,177	$ 6,661	$ 299,369	$ 1,300,207
Termination by Us for "Cause"	$ 0	$ 0	$ 0	$ 0
Termination by Us due to Mr. Korst's Disability or death	$ 176,352	$ 4,441	$ 1,052,987	$ 1,233,780
Termination by Mr. Korst for Reason other than death or disability	$ 0	$ 0	$ 299,369	$ 299,369

Potential Payments and Benefits Upon Termination With a Change in Control

The following table provides quantitative disclosure of the estimated payments that would be made to our named executive officers under their employment agreement or severance agreements, as well as the amounts our named executive officers would receive upon the exercise of the equity and cash awards held by them on December 31, 2012, the last business day of our fiscal 2012, assuming that:

- each named executive officer's employment with us was terminated on December 31, 2012, and was in connection with an event which constituted a "change in control" or an "exchange transaction" under any agreement or plan described above;
- the base salary earned by each named executive officer for his services to us through December 31, 2012 has been fully paid to such named executive officer;
- with respect to options awarded pursuant to the 2006 Plan or the Equity Plan, the Board does not direct such outstanding options to be converted into options to purchase shares of the exchange stock;
- to the extent not otherwise terminated in connection with the named executive officer's termination, each of our named executive officers exercised any previously unexercised options and sold the underlying shares at the closing price for shares of our common stock on the Nasdaq Global Select Market on December 31, 2012; and
- to the extent not otherwise terminated in connection with the named executive officer's termination, each of our named executive officers sold the shares of our common stock underlying their previously unvested restricted stock units at the closing price for shares of our common stock on the Nasdaq Global Select Market on December 31, 2012.

Name	Cash Severance Payout	Continuation of Medical Benefits	Acceleration and Continuation of Outstanding Awards	Total Termination Benefits
Mark E. Speese				
Termination by Us without "Cause" or by Mr. Speese for "Good Reason"	$ 4,373,384	$ 13,322	$ 3,802,952	$ 8,189,658
Termination by Us due to Mr. Speese's Disability or death	$ 888,250	$ 4,441	$ 3,802,952	$ 4,695,643
Termination by Us for "Cause" or by Mr. Speese without "Good Reason"	$ 0	$ 0	$ 3,802,952	$ 3,802,952
Robert D. Davis				
Termination by Us without "Cause" or by Mr. Davis for "Good Reason"	$ 1,542,992	$ 8,881	$ 1,621,063	$ 3,172,937
Termination by Us due to Mr. Davis's Disability or death	$ 229,716	$ 4,441	$ 1,621,063	$ 1,855,220
Termination by Us for "Cause" or by Mr. Davis without "Good Reason"	$ 0	$ 0	$ 1,621,063	$ 1,621,063
Mitchell E. Fadel				
Termination by Us without "Cause" or by Mr. Fadel for "Good Reason"	$ 2,366,655	$ 6,869	$ 2,378,346	$ 4,751,870
Termination by Us due to Mr. Fadel's Disability or death	$ 424,397	$ 3,434	$ 2,378,346	$ 2,806,177
Termination by Us for "Cause" or by Mr. Fadel without "Good Reason"	$ 0	$ 0	$ 2,378,346	$ 2,378,346
Theodore V. DeMarino				
Termination by Us without "Cause" or by Mr. DeMarino for "Good Reason"	$ 1,174,501	$ 8,881	$ 925,224	$ 2,108,607
Termination by Us due to Mr. DeMarino's Disability or death	$ 162,900	$ 4,441	$ 925,224	$ 1,092,565
Termination by Us for "Cause" or by Mr. DeMarino without "Good Reason"	$ 0	$ 0	$ 925,224	$ 925,224
Christopher A. Korst				
Termination by Us without "Cause" or by Mr. Korst for "Good Reason"	$ 1,266,785	$ 8,881	$ 1,169,824	$ 2,445,490
Termination by Us due to Mr. Korst's Disability or death	$ 176,352	$ 4,441	$ 1,169,824	$ 1,350,617
Termination by Us for "Cause" or by Mr. Korst without "Good Reason"	$ 0	$ 0	$ 1,169,824	$ 1,169,824

Potential Realizable Value of Outstanding Awards Upon a Change in Control Without Termination

Under our long-term incentive plans, in the event of a "change in control" of us or an "exchange transaction" involving us, the vesting of outstanding awards may be accelerated regardless of whether the employment of the holder is terminated in connection therewith. The following table provides quantitative disclosure of the potential realizable value of outstanding awards granted to our named executive officers pursuant to our long-term incentive plans assuming that:

- an event which constituted a "change in control" and an "exchange transaction" under each of the agreements and plans described above was consummated on December 31, 2012;
- with respect to options awarded pursuant to the 2006 Plan and the Equity Plan, the Board does not direct such outstanding options to be converted into options to purchase shares of the exchange stock;
- each named executive officer exercised any previously unexercised options and sold the underlying shares at the closing price for shares of our common stock on the Nasdaq Global Select Market on December 31, 2012; and
- each named executive officer sold the shares of our common stock underlying their previously unvested restricted stock units at the closing price for shares of our common stock on the Nasdaq Global Select Market on December 31, 2012.

Name	Potential Realizable Value(1)
Mark E. Speese	$ 3,802,952
Robert D. Davis	$ 1,621,063
Mitchell E. Fadel	$ 2,378,346
Theodore V. DeMarino	$ 925,224
Christopher A. Korst	$ 1,169,824

(1) Calculated by reference to the closing price for shares of our common stock on The Nasdaq Global Select Market on December 31, 2012, the last business day of fiscal 2012, which was $34.36.

Compensation Related Risk

The Compensation Committee believes that the design of our compensation programs, including our executive compensation program, does not encourage our executives or employees to take unnecessary and excessive risks and that the risks arising from these programs are not reasonably likely to have a material adverse effect on us. The Compensation Committee considered the following factors in making that determination:

- The allocation among the components of direct annual compensation provides an appropriate balance between annual and long-term incentives and between fixed and performance-based compensation.
- The performance measures and the multi-year vesting features of the long-term equity incentive compensation component encourage participants to seek sustainable growth and value creation.
- Inclusion of share-based compensation through the long-term equity incentive compensation component encourages appropriate decision-making that is aligned with the long-term interests of our stockholders.
- Our annual cash incentive program and the awards of restricted stock with performance-based vesting contain provisions with respect to our achievement of the applicable financial target such that each participant may receive (1) an additional payout pursuant to such award in the event that we exceed the applicable financial target, and (2) a portion of the target payout pursuant to such award in the event that we approach, yet fail to achieve, the target level of financial performance.
- We maintain a values-driven, ethics-based culture supported by a strong tone at the top.

Equity Compensation Plan Information

The following table sets forth certain information concerning all equity compensation plans previously approved by our stockholders and all equity compensation plans not previously approved by our stockholders as of December 31, 2012.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan[1]
Equity compensation plans approved by security holders	2,700,595	$ 28.57	6,980,835
Equity compensation plans not approved by security holders	-0-	-0-	-0-
TOTAL	**2,700,595**	**$ 28.57**	**6,980,835**

(1) Pursuant to the terms of the Plans, when an optionee leaves our employ, unvested options granted to that employee terminate and become available for re-issuance. Vested options not exercised within 90 days from the date the optionee leaves our employ terminate and become available for re-issuance.

PROPOSAL THREE: ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are seeking stockholder approval of our executive compensation program and practices as disclosed in this proxy statement. As described above in the "Compensation Discussion and Analysis" section of this proxy statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- attract, retain and motivate senior executives with competitive compensation opportunities;
- balance short-term and long-term strategic goals;
- align our executive compensation program with the core values identified in our mission statement which focuses on improving the quality of life for our co-workers and our customers; and
- reward achievement of our financial and non-financial goals.

We urge shareholders to read the "Compensation Discussion and Analysis" beginning on page 17 of this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative disclosures, appearing on pages 25 through 34, which provide detailed information on the compensation of our named executive officers. The Compensation Committee and the Board believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement has contributed to our recent and long-term success.

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as a matter of good corporate governance, we are asking stockholders to approve the following advisory resolution at the 2013 Annual Meeting of Stockholders:

"RESOLVED, that the stockholders of Rent-A-Center, Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the 2013 Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission (including Item 402 of Regulation S-K), including the Compensation Discussion and Analysis, the 2012 Summary Compensation Table and the other related tables and narrative disclosure."

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board. Although non-binding, the Board and the Compensation Committee will carefully take into account the outcome of the vote when considering future compensation arrangements for our named executive officers. We intend to conduct future advisory votes on executive compensation at each subsequent annual meeting.

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to be voted on the proposal at the meeting is required for approval of this advisory resolution.

Our Board of Directors recommends that you vote "FOR" approval of the advisory resolution on executive compensation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2012, Mr. Roberts, Mr. Lentell and Dr. Stern each served as members of the Compensation Committee. No member of the Compensation Committee (1) has ever been employed by us, as an officer or otherwise, or (2) other than with respect to Mr. Lentell, as described under the heading "Related Person Transactions" below, has or had any relationship with us in 2012 requiring disclosure pursuant to SEC rules. In addition, during 2012, none of our executive officers served as a member of the compensation or similar committee or as a member of the board of directors of any other entity having an executive officer that also served on the Compensation Committee or Board of Directors of Rent-A-Center.

RELATED PERSON TRANSACTIONS

Policy on Review and Approval of Transactions with Related Persons

The Board has adopted a written statement of policy and procedures for the identification and review of transactions involving us and "related persons" (our directors and executive officers, stockholders owning five percent or greater of our outstanding stock, immediate family members of any of the foregoing, or any entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a five percent or greater beneficial ownership interest).

Our directors and executive officers are required to provide notice to our legal department of the facts and circumstances of any proposed transaction involving amounts greater than $50,000 involving them or their immediate family members that may be deemed to be a related person transaction. Our legal department will then assess whether the proposed related person transaction requires approval pursuant to the policy and procedures. If our legal department determines that any proposed, ongoing or completed transaction involves an amount in excess of $100,000 and is a related person transaction, our Chief Executive Officer and the Chairman of the Nominating and Corporate Governance Committee must be notified (unless it involves our Chief Executive Officer, in which case the Chairman of the Nominating and Corporate Governance Committee must be notified), for consideration at the next regularly scheduled meeting of the Nominating and Corporate Governance Committee. In certain instances, the Chairman of the Nominating and Corporate Governance Committee may pre-approve or ratify, as applicable, any related person transaction in which the aggregate amount involved is, or is expected to be, less than $500,000. The Nominating and Corporate Governance Committee or its Chairman, as applicable, will approve or ratify, as applicable, only those related person transactions that are in, or are not inconsistent with, our best interests and those of our stockholders.

Intrust Bank Relationship

J.V. Lentell, one of our directors, serves as Vice Chairman of the Board of Directors of Intrust Bank, N.A., one of our lenders. Intrust Bank, N.A. is a $14.3 million participant (total commitment) in our senior credit facility. We also maintain operational checking and other accounts, including a $20.0 million revolving line of credit, with Intrust Bank, N.A., of which $2.7 million was drawn down as of February 18, 2013. In addition, Intrust Bank, N.A. serves as trustee of our 401(k) and deferred compensation plans. During 2013, we paid Intrust a total of $1,364,849 in fees in connection with banking services provided by them, of which $755,209 was for administration fees and trustee fees for our 401(k) and deferred compensation plans. The total fees paid to Intrust during 2013 constituted less than 1% of Intrust's annual revenue for the year ended December 31, 2012.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based on a review of reports filed by our directors, executive officers and beneficial owners of more than 10% of our shares of common stock, and upon representations from those persons, we believe that all SEC stock ownership reports required to be filed by those reporting persons during and with respect to 2012 were timely made.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the common stock ownership for each of our directors, each of our named executive officers, all of our directors and executive officers as a group, and each of our known 5% stockholders. Beneficial ownership is determined in accordance with SEC rules and regulations. Unless otherwise indicated and subject to community property laws where applicable, we believe that each of the stockholders named in the table below has sole voting and investment power with respect to the shares indicated as beneficially owned. Information in the table is as of February 18, 2013, unless otherwise indicated.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent
Mark E. Speese	1,599,948(1)	2.7
Mitchell E. Fadel	103,167(2)	*
Michael J. Gade	33,376(3)	*
Jeffery M. Jackson	22,476(4)	*
J.V. Lentell	36,976(5)	*
Leonard H. Roberts	27,476(6)	*
Paula Stern, Ph.D.	11,976(7)	*
Robert D. Davis	66,553(8)	*
Theodore V. DeMarino	20,359(9)	*
Christopher A. Korst	34,713(10)	*
BlackRock, Inc.(11)	4,316,050	7.3
Dimensional Fund Advisors LP(12)	3,849,681	6.5
FMR LLC(13)	6,237,637	10.7
The Vanguard Group(14)	3,204,755	5.4
All named executive officers and directors as a group (10 total)	2,078,601	3.5

* *Less than 1%.*

(1) *Represents (a) 1,044,627 shares held directly, and 148,863 shares held by the Mark E. Speese 2010 Grantor Retained Annuity Trust, of which Mr. Speese is trustee, (b) 87,864 shares issuable pursuant to currently exercisable options, (c) 101,137 shares held directly by Mr. Speese's spouse and 148,863 held by the Carolyn Speese 2010 Grantor Retained Annuity Trust, of which Mr. Speese is trustee, and (d) 28,594 shares held in the Allison Rebecca Speese 2000 Remainder Trust, Stephen F. Elken Trustee. Mr. Elken, as trustee of the foregoing trusts, has sole voting and investment power over the shares held in such trusts.*

(2) *Represents (a) 41,036 shares held directly, (b) 47,981 shares issuable pursuant to currently exercisable options, (c) 10,325 shares held pursuant to our 401(k) Plan (as of December 31, 2012), and (d) 3,825 shares held in a personal IRA account.*

(3) *Represents (a) 2,400 shares held directly, (b) 19,000 shares issuable pursuant to currently exercisable options, and (c) 11,976 deferred stock units.*

(4) *Represents (a) 1,500 shares held directly, (b) 9,000 shares issuable pursuant to currently exercisable options and (c) 11,976 deferred stock units.*

(5) *Represents (a) 25,000 shares issuable pursuant to currently exercisable options, and (b) 11,976 deferred stock units.*

(6) *Represents (a) 1,500 shares held directly, (b) 14,000 shares issuable pursuant to currently exercisable options, and (c) 11,976 deferred stock units.*

(7) *Represents 11,976 deferred stock units.*

(8) *Represents (a) 21,100 shares held directly, (b) 42,877 shares issuable pursuant to currently exercisable options, and (c) 2,576 shares held pursuant to our 401(k) Plan (as of December 31, 2012).*

(9) *Represents (a) 8,085 shares held directly, and (b) 12,274 shares issuable pursuant to currently exercisable options.*

(10) *Represents (a) 6,695 shares held directly, (b) 27,004 shares issuable pursuant to currently exercisable options, and (c) 1,014 shares held pursuant to our 401(k) Plan (as of December 31, 2012).*

(11) *The address of BlackRock, Inc. is 40 East 52nd Street, New York, New York, 10022. BlackRock, Inc. exercises sole investment and voting control over all 4,316,050 shares. This information is based on a Schedule 13G/A filed by BlackRock, Inc. with the Securities and Exchange Commission on February 8, 2013.*

(12) *The address of Dimensional Fund Advisors LP is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. Dimensional Fund Advisors LP exercises sole voting control over 3,791,416 of these shares and sole investment control over all 3,849,681 shares. This information is based on a Schedule 13G/A filed by Dimensional Fund Advisors LP with the Securities and Exchange Commission on February 11, 2013.*

(13) *The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109. FMR LLC exercises sole voting control over 65,400 of these shares and sole investment control over all 6,237,637 shares. This information is based on a Schedule 13G filed by FMR LLC with the Securities and Exchange Commission on March 11, 2013.*

(14) *The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. The Vanguard Group exercises sole voting control over 91,499 of these shares and sole investment control over 88,899 of these shares. This information is based on a Schedule 13G filed by The Vanguard Group with the Securities and Exchange Commission on February 13, 2013.*

SUBMISSION OF STOCKHOLDER PROPOSALS

From time to time, stockholders may seek to nominate directors or present proposals for inclusion in the proxy statement and form of proxy for consideration at an annual stockholders meeting. To be included in the proxy statement or considered at an annual or any special meeting, you must timely submit nominations of directors or proposals, in addition to meeting other legal requirements. We must receive proposals for possible inclusion in the proxy statement related to the 2014 annual stockholders meeting no later than November 25, 2013. Proposals for possible consideration at the 2014 annual stockholders meeting must be received by us no earlier than January 10, 2014, and no later than February 9, 2014. The 2014 annual stockholders meeting is expected to take place on May 8, 2014. Direct any proposals, as well as related questions, to Corporate Secretary, Rent-A-Center, Inc., 5501 Headquarters Drive, Plano, Texas 75024.

OTHER BUSINESS

The Board does not intend to bring any business before the annual stockholders meeting other than the matters referred to in this notice and at this date has not been informed of any matters that may be presented to the annual stockholders meeting by others. If, however, any other matters properly come before the annual stockholders meeting, it is intended that the persons named in the accompanying proxy will vote pursuant to the proxy in accordance with their best judgment on such matters.

PLEASE VOTE – YOUR VOTE IS IMPORTANT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-25370


RAC
Rent-A-Center
APPLIANCES
ELECTRONICS
COMPUTERS
FURNITURE

SEC
Mail Processing
Section
MAR 26 2013
Washington DC
400

RENT-A-CENTER, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**45-0491516**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

5501 Headquarters Drive
Plano, Texas 75024
(Address, including zip code of registrant's principal executive offices)

972-801-1100
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:	
Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $0.01	**The Nasdaq Global Select Market, Inc.**

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

NONE

Indicate by check mark	YES	NO
• Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
• Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.	☐	☑
• Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
• Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)	☑	☐
• Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.	☑	
• Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.		
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐		
• Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐	☑

Aggregate market value of the 57,261,262 shares of Common Stock held by non-affiliates of the registrant at the closing sales price as reported on The Nasdaq Global Select Market, Inc. on June 29, 2012: $1,930,277,142

Number of shares of Common Stock outstanding as of the close of business on February 18, 2013: 58,210,812

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement relating to the 2013 Annual Meeting of Stockholders of Rent-A-Center, Inc. are incorporated by reference into Part III of this report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks" or words of similar meaning, or future or conditional verbs, such as "will," "should," "could," "may," "aims," "intends," or "projects." A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. These forward-looking statements are all based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Our actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, the risks and uncertainties discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results. Any or all of the forward-looking statements contained in this Annual Report on Form 10-K and any other public statement made by us, including by our management, may turn out to be incorrect. We are including this cautionary note to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for forward-looking statements. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Table of Contents

PART I 1

ITEM 1.	Business	1
ITEM 1A.	Risk Factors	7
ITEM 1B.	Unresolved Staff Comments	10
ITEM 2.	Properties	10
ITEM 3.	Legal Proceedings	10
ITEM 4.	Mine Safety Disclosures	10

PART II 11

ITEM 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	11
ITEM 6.	Selected Financial Data	13
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	15
ITEM 7A.	Quantitative and Qualitative Disclosures About Market Risk	26
ITEM 8.	Financial Statements and Supplementary Data	27
ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	51
ITEM 9A.	Controls and Procedures	51
ITEM 9B.	Other Information	51

PART III 52

ITEM 10.	Directors, Executive Officers and Corporate Governance	52
ITEM 11.	Executive Compensation	52
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	52
ITEM 13.	Certain Relationships and Related Transactions, and Director Independence	52
ITEM 14.	Principal Accountant Fees and Services	52

PART IV 53

ITEM 15.	Exhibits and Financial Statement Schedules	53

PART I

ITEM 1. Business

History of Rent-A-Center

Unless the context indicates otherwise, references to "we," "us" and "our" refers to the consolidated business operations of Rent-A-Center, Inc., the parent, and any or all of its direct and indirect subsidiaries.

We are the largest rent-to-own operator in North America, focused on improving the quality of life for our customers by providing them the opportunity to obtain ownership of high-quality durable products, such as consumer electronics, appliances, computers, furniture and accessories, under flexible rental purchase agreements with no long-term obligation.

We were incorporated in Delaware in 1986. From 1993 to 2006, we pursued an aggressive growth strategy in which we opened new stores and sought to acquire underperforming rent-to-own stores to which we could apply our operating model. As a result of this strategy, the number of our locations grew from 27 to over 3,400 in 2006, primarily through acquisitions. We acquired over 3,300 stores during this period, including approximately 390 of our franchised stores. These acquisitions occurred in approximately 200 separate transactions, including ten transactions in each of which we acquired in excess of 50 locations. In addition, we strategically opened or acquired stores near market areas served by our existing stores to enhance service levels, gain incremental sales and increase market penetration.

As our U.S. store base matured, we began to focus on attracting new customers through sources other than our existing U.S. rent-to-own stores and to seek additional distribution channels for our products and services. One of our current growth strategies is our "RAC Acceptance" model. With this model, we operate kiosks within various traditional retailers' locations where we generally offer the rent-to-own transaction to consumers who do not qualify for financing from such retailers. The number of RAC Acceptance locations increased to 966 at December 31, 2012, from 384 at December 31, 2010, and we intend to continue growing the RAC Acceptance segment by expanding the number of our retail partners and the number of locations with our existing retail partners. In addition, we are expanding our rent-to-own store operations in Mexico and seeking to identify other international markets in which we believe our products and services would be in demand.

Throughout our history, our operations have generated strong cash flow, averaging $272.5 million in operating cash flow per year since 2003. As a result, we have been able to invest in new business opportunities, execute strategic acquisitions, expand into different markets, make ongoing improvements in our support infrastructure and return value to shareholders, while maintaining a strong balance sheet.

Our principal executive offices are located at 5501 Headquarters Drive, Plano, Texas 75024. Our telephone number is (972) 801-1100 and our company website is www.rentacenter.com. We do not intend for information contained on our website to be part of this Form 10-K. We make available free of charge on or through our website our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). Additionally, we provide electronic or paper copies of our filings free of charge upon request.

The Rental Purchase Transaction

The rental purchase transaction is a flexible alternative for consumers to obtain use and enjoyment of brand name merchandise with no long-term obligation. Key features of the rental purchase transaction include:

Brand name merchandise. We offer well-known brands such as LG, Panasonic, Philips, Sony and Toshiba home electronics; Whirlpool appliances; Acer, Apple, Asus, Compaq, Dell, Hewlett-Packard, Sony and Toshiba computers; and Albany, Ashley, England, Klaussner, Lane and Standard furniture.

Convenient payment options. Our customers make payments in advance on a weekly, semi-monthly or monthly basis in our stores, kiosks, online or by telephone. We accept cash and credit or debit cards. Rental payments are generally made in advance and, together with applicable fees, constitute our primary revenue source. Approximately 84% and 86% of our rental purchase agreements are on a weekly term in our Core U.S. rent-to-own stores and our International segment, respectively. Payments are made in advance on a monthly basis in our RAC Acceptance segment.

No negative consequences. A customer may terminate a rental purchase agreement at any time without penalty.

No credit needed. Generally, we do not conduct a formal credit investigation of our customers. We verify a customer's residence and sources of income. References provided by the customer are also contacted to verify the information contained in the rental purchase order form.

Delivery & set-up included. We generally offer same-day or next-day delivery and installation of our merchandise at no additional cost to the customer in our rent-to-own stores. Our RAC Acceptance locations rely on our third-party retail partners to deliver merchandise rented by the customer. Such third-party retail partners typically charge us a fee for delivery, which we pass on to the customer.

Product maintenance & replacement. We provide any required service or repair without additional charge, except for damage in excess of normal wear and tear. Repair services are provided through our network of service centers, the cost of which may be reimbursed by the vendor if the item is still under factory warranty. If the product cannot be repaired at the customer's residence, we generally provide a temporary replacement while the product is being repaired. If the product cannot be repaired, we will replace it with a product of comparable quality, age and condition.

Lifetime reinstatement. If a customer is temporarily unable to make payments on a piece of rental merchandise and must return the merchandise, that customer generally may later re-rent the same piece of merchandise (or if unavailable, a substitute of comparable quality, age and condition) on the terms that existed at the time the merchandise was returned, and pick up payments where they left off without losing what they previously paid.

Flexible options to obtain ownership. Ownership of the merchandise generally transfers to the customer if the customer has continuously renewed the rental purchase agreement for a period of seven to 24 months, depending upon the product type, or exercises a specified early purchase option.

Our Operating Segments

We report four operating segments: Core U.S., RAC Acceptance, International, and ColorTyme. Additional information regarding our operating segments is presented in *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* contained in this Annual Report on Form 10-K, and financial information regarding these segments is provided in Note P in the consolidated financial statements contained in this Annual Report on Form 10-K. Substantially a l of our revenues for the past three years originated in the United States.

Core U.S.

Our Core U.S. segment, consisting of our company-owned stores located in the United States and Puerto Rico, is our largest operating segment, comprising approximately 86% of our consolidated net revenues and substantially all of our operating profit for the year ended December 31, 2012. We continue to believe there are attractive opportunities to expand our presence in the U.S. rent-to-own industry. We plan to continue opening new rent-to-own stores in targeted markets and acquiring existing rent-to-own stores and store account portfolios. We will focus new market penetration in adjacent areas or regions that we believe are underserved by the rent-to-own industry. In addition, we intend to pursue our acquisition strategy of targeting under-performing and under-capitalized rent-to-own stores. We routinely evaluate the markets in which we operate and will close, sell or merge underperforming stores.

Our strategy to further grow the Core U.S. segment is focused on providing compelling product values for our customers through the use of strategic merchandise purchases and new marketing strategies. Approximately 75% of our business in this segment is from repeat customers. In addition, we seek to expand the offering of product lines to appeal to more customers, thus growing our customer base. At December 31 2012 we operated 2,990 company-owned stores nationwide and in Puerto Rico, including 41 retail installment sales stores under the names "Get It Now" and "Home Choice."

RAC Acceptance

Through our RAC Acceptance segment, we generally provide an on-site rent-to-own option at a third-party retailer's location In the event a retail purchase credit application is declined, the customer can be introduced to an in-store RAC Acceptance representative who explains an alternative transaction for acquiring the use and ownership of the merchandise. Because we neither require nor perform a formal credit investigation for the approval of the rental purchase transaction, applicants who meet the basic criteria are generally approved. We believe our RAC Acceptance program is beneficial for both the retailer and the consumer. The retailer captures more sales because we buy the inventory item directly from it and future rental payments are generally made at the retailer's location. We believe consumers also benefit from our RAC Acceptance program because they are able to obtain the products they want and need without the necessity of credit.

Each RAC Acceptance kiosk location typically consists of an area with a computer, desk and chairs. We occupy the space without charge by agreement with each retailer. Accordingly, capital expenditures with respect to a new RAC Acceptance location are minimal. Likewise, any exit costs associated with the closure of a RAC Acceptance location would also be immaterial on an individual basis.

We rely on our third-party retail partners to deliver merchandise rented by the customer. Such third-party retail partners typically charge us a fee for delivery, which we pass on to the customer. In the event the customer returns rented merchandise, we pick it up at no additional charge. Merchandise returned from a RAC Acceptance kiosk location is offered for rent at one of our Core U.S. rent-to-own stores.

We intend to grow the RAC Acceptance segment by increasing the number of our retail partners and the number of locations with our existing retail partners. In addition, our strategy includes expanding customer awareness of the rent-to-own transaction by implementing joint marketing efforts with our retail partners. As of December 31, 2012, we operated 966 kiosk locations inside furniture and electronics retailers located in 34 states and Puerto Rico. We expect to add approximately 350 kiosk locations during 2013.

International

Our International segment currently consists of our company-owned rent-to-own stores in Mexico and Canada. We are expanding our operations in Mexico and seeking to identify other international markets in which we believe our products and services would be in demand. We believe there are numerous opportunities to extend the rent-to-own transaction internationally.

In Mexico, our strategy includes entering complementary new market areas, while expanding our presence in currently existing market areas. At December 31, 2012, we operated 90 stores and expect to add approximately 60 stores in 2013.

In Canada, we sold 15 of our stores on December 31, 2012, and we currently operate 18 stores.

We are subject to the risks of doing business internationally as described under "Risk Factors."

ColorTyme

ColorTyme is our nationwide franchisor of rent-to-own stores. At December 31, 2012, ColorTyme franchised 224 stores in 33 states. These rent-to-own stores primarily offer high quality durable products such as consumer electronics, appliances, computers, furniture and accessories. During 2012, 18 new franchise stores were added and ten stores were sold.

All of the ColorTyme franchised stores use ColorTyme's trade names, service marks, trademarks and logos. All stores operate under distinctive operating procedures and standards. ColorTyme's primary source of revenue is the sale of rental merchandise to its franchisees who, in turn, offer the merchandise to the general public for rent or purchase under a rent-to-own transaction.

As franchisor, ColorTyme receives royalties of 2.0% to 4.0% of the franchisees' monthly gross revenue and, generally, an initial fee up to $20,000 per new store.

Some of ColorTyme's franchisees may be in locations where they directly compete with our company-owned stores, which could negatively impact the business, financial condition and operating results of our company-owned stores.

The following table summarizes our locations allocated among these operating segments as of December 31:

	2012	2011	2010
Core U.S.	2,990	2,994	2,985
RAC Acceptance	966	750	384
International			
Canada	18	28	18
Mexico	90	52	5
ColorTyme	224	216	209
TOTAL LOCATIONS	**4,288**	**4,040**	**3,601**

Rent-A-Center Operations

The following discussion applies generally to all of our operating segments, unless otherwise noted.

Store Design

Our Core U.S. stores average approximately 4,700 square feet and are located primarily in strip centers. Because we utilize "just in time" inventory strategies in our Core U.S. stores, receiving merchandise shipments in relatively small quantities directly from vendors, we are able to dedicate approximately 75% of the store space to showroom floor, and also eliminate warehousing costs. We continually evaluate store design in an effort to improve our customers' in-store experience. Stores are remodeled approximately every five years.

RAC Acceptance kiosks are located within the premises of third-party retailers. Each kiosk typically consists of an area with a computer, desk and chairs. We occupy the space without charge by agreement with each retailer.

Our International stores are generally similar to those in the Core U.S., although there may be differences attributable to the country in which such store is located. In Mexico, we are using distribution centers to manage inventory flow among stores.

Product Selection

Our Core U.S. and International stores generally offer merchandise from four basic product categories: consumer electronics, appliances, computers, furniture and accessories. Although we seek to maintain sufficient inventory in our stores to offer customers a wide variety of models, styles and brands, we generally limit merchandise to prescribed levels to maintain strict inventory controls. We seek to provide a wide variety of high quality merchandise to our customers, and we emphasize high-end products from name-brand manufacturers. Customers may request either new merchandise or previously rented merchandise. Previously rented merchandise is generally offered at the same weekly or monthly rental rate as is offered for new merchandise, but with an opportunity to obtain ownership of the merchandise after fewer rental payments.

Consumer electronic products offered by our stores include high definition televisions, home theater systems, video game consoles and stereos from top name-brand manufacturers such as LG, Panasonic, Philips, Sony and Toshiba. We offer major appliances manufactured by Whirlpool, including refrigerators, freezers, washing machines, dryers, and ranges. We offer desktop, laptop and tablet computers from Acer, Apple, Asus, Compaq, Dell, Hewlett-Packard, Sony and Toshiba. We offer a variety of furniture products, including dining room, living room and bedroom furniture featuring a number of styles, materials and colors. We offer furniture made by Albany, Ashley, England, Klaussner, Lane and Standard. Accessories include lamps and tables and are typically rented as part of a package of items, such as a complete room of furniture. Showroom displays enable customers to visualize how the product will look in their homes and provide a showcase for accessories.

The merchandise assortment may vary in our International stores according to market characteristics and consumer demand unique to the particular country in which we are operating. For example, in Mexico, the appliances we offer are sourced locally, providing our customers in Mexico the look and feel to which they are accustomed in that product category.

RAC Acceptance locations offer the merchandise as available at the applicable third-party retailer.

For the year ended December 31, 2012, furniture and accessories accounted for approximately 37% of our consolidated store rental revenue, consumer electronic products for 30%, appliances for 18% and computers for 15%.

Product Turnover

On average, a minimum rental term of 15 months or exercising an early purchase option is generally required to obtain ownership of new merchandise. Product turnover is the number of times a product is rented to a different customer. On average, a product is rented (turned over) to three customers before a customer acquires ownership. Ownership is attained in approximately 25% of rental purchase agreements in the Core U.S. segment. The average total life for each product in our Core

U.S. segment is approximately 17 months, which includes the initial rental period, all re-rental periods and idle time in our system. To cover the higher operating expenses generated by product turnover and the key features of rental purchase transactions, rental purchase agreements require higher aggregate payments than are generally charged under other types of purchase plans, such as installment purchase or credit plans.

Collections

Store managers use our management information system to track collections on a daily basis. Generally, our goal is to have no more than 5.99% of our rental agreements past due one day or more each Saturday evening in our Core U.S. rent-to-own stores. For fiscal years 2012, 2011, and 2010, the average week ending past due percentages were 6.76%, 7.07% and 6.90%, respectively. If a customer fails to make a rental payment when due, store personnel will attempt to contact the customer to obtain payment and reinstate the agreement, or will terminate the account and arrange to regain possession of the merchandise. We attempt to recover the rental items as soon as possible following termination or default of a rental purchase agreement, generally by the seventh day. Collection efforts are enhanced by the personal and job-related references required of customers, the personal nature of the relationships between our employees and customers, and the availability of lifetime reinstatement.

If a customer in a Core U.S. rent-to-own store does not return the merchandise or make payment, the remaining book value of the rental merchandise associated with delinquent accounts is generally charged off on or before the 90th day following the time the account became past due. Charge offs due to customer stolen merchandise in our Core U.S. rent-to-own stores, expressed as a percentage of rental store revenues, were approximately 2.4% in 2012, 2.5% in 2011, and 2.3% in 2010.

Management

Our executive management team averages over 20 years of rent-to-own or similar retail experience and has demonstrated the ability to grow and manage our business through their operational leadership and strategic vision. In addition, our regional and district managers have long tenures with us, and we have a history of promoting management personnel from within. We believe this extensive industry and company experience will allow us to effectively execute our domestic and international growth strategies.

Purchasing and Distribution

We utilize a centralized inventory management system that includes automated merchandise replenishment. Our automated replenishment system uses perpetual inventory records to analyze individual store requirements, as well as other pertinent information such as delivery and return forecasts, blanket orders, predetermined inventory levels, and vendor performance, to generate recommended merchandise order information. These recommended orders are reviewed by the store manager and delivered electronically to our vendors. The stores also have online access to determine whether other stores in their market may have merchandise available. This centralized inventory management system allows us to retain tight control over our inventory, improve the diversity and assortment of merchandise in our stores, and assist us in having the right products available at the right time. In addition, this centralized inventory management system requires less involvement by our store employees resulting in more time available for customer service and sales activities.

All merchandise is shipped by vendors directly to each Core U.S. store where it is held for rent, which eliminates the need for distribution centers in the United States. In Mexico, we are using distribution centers to manage inventory flow among stores.

In our Core U.S. and International segments, we purchase our rental merchandise from a variety of manufacturers and distributors. In 2012, approximately 13% of our merchandise purchases were attributable to Whirlpool. No other brand accounted for more than 10% of merchandise purchased during this period. We do not generally enter into written contracts with our suppliers that obligate us to meet certain minimum purchasing levels. Although we expect to continue relationships with our existing suppliers, we believe there are numerous sources of products available, and we do not believe the success of our operations is dependent on any one or more of our present suppliers.

In our RAC Acceptance segment, we purchase the merchandise selected by the customer from the applicable third-party retailer at the time such customer enters into a rental purchase agreement with us.

With respect to our ColorTyme segment, the franchise agreement requires the franchised stores to exclusively offer for rent or sale only those brands, types and models of products that ColorTyme has approved. The franchised stores are required to maintain an adequate mix of inventory that consists of approved products for rent as dictated by ColorTyme policy manuals. ColorTyme negotiates purchase arrangements with various suppliers it has approved. ColorTyme's largest suppliers are Ashley and Whirlpool, which accounted for approximately 18.5% and 14.0% of merchandise purchased by ColorTyme in 2012, respectively.

Marketing

We promote our products and services through television and radio commercials, print advertisements, Internet sites, direct response and store signage, all of which are designed to increase our name recognition among our customers and potential customers. Our advertisements emphasize such features as product and name-brand selection, prompt delivery, price match, service at no extra cost, lifetime reinstatement and the absence of initial deposits, formal credit investigations or long-term obligations. In addition, we promote the "RAC Worry-Free Guarantee®" to further highlight these aspects of the rent-to-own transaction. We believe that as the Rent-A-Center name gains familiarity and national recognition through our advertising efforts, we will continue to educate our customers and potential customers about the rent-to-own alternative to credit as well as solidify our reputation as a leading provider of high quality branded merchandise and services.

Advertising expense as a percentage of consolidated store revenue for the years ended December 31, 2012, 2011 and 2010 was 2.4%, 2.7% and 2.9%. As we obtain new stores in our existing market areas, the advertising expenses of each store in the market can generally be reduced by listing all stores in the same market-wide advertisement.

ColorTyme has established national advertising funds for the franchised stores, whereby ColorTyme has the right to collect up to 3% of the monthly gross revenue from each franchisee as contributions to the fund. Currently, ColorTyme has set the monthly franchisee contribution at $250 per store per month. ColorTyme directs the advertising programs of the fund, generally consisting of television and radio commercials and print advertisements. ColorTyme also has the right to require franchisees to expend up to 3% of their monthly gross revenue on local advertising.

Industry & Competition

According to the Association of Progressive Rental Organizations ("APRO"), the rent-to-own industry in the United States and Canada consists of approximately 9,800 stores and serves approximately 4.8 million customers. We estimate that the two largest rent-to-own industry participants account for approximately 5,300 of the total number of stores, and the majority of the remainder of the industry consists of operations with fewer than 50 stores. The rent-to-own industry is highly fragmented and has experienced significant consolidation. We believe this consolidation trend in the industry will continue, presenting opportunities for us to continue to acquire additional stores or customer accounts on favorable terms.

The rent-to-own industry serves a highly diverse customer base. According to APRO, approximately 83% of rent-to-own customers have household incomes between $15,000 and $50,000 per year. The rent-to-own industry serves a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable to obtain due to insufficient cash resources or a lack of access to credit. We believe the number of consumers lacking access to credit is increasing. According to a report issued by the Fair Isaac Corporation on July 13, 2010, consumers in the "subprime" category (those with credit scores below 650) made up 35% of the United States population.

The rent-to-own industry is highly competitive. Our stores compete with other national, regional and local rent-to-own businesses, as well as with rental stores that do not offer their customers a purchase option. With respect to customers desiring to purchase merchandise for cash or on credit, we also compete with retail stores. Competition is based primarily on store location, product selection and availability, customer service, and rental rates and terms.

Seasonality

Our revenue mix is moderately seasonal, with the first quarter of each fiscal year generally providing higher merchandise sales than any other quarter during a fiscal year, primarily related to federal income tax refunds. Generally, our customers will more frequently exercise the early purchase option on their existing rental purchase agreements or purchase pre-leased merchandise off the showroom floor during the first quarter of each fiscal year. Furthermore, we tend to experience slower growth in the number of rental purchase agreements in the third quarter of each fiscal year when compared to other quarters throughout the year. We expect these trends to continue in the future.

Trademarks

We own various trademarks and service marks, including Rent-A-Center® and RAC Worry-Free Guarantee® that are used in connection with our operations and have been registered with the United States Patent and Trademark Office. The duration of our trademarks is unlimited, subject to periodic renewal and continued use. In addition, we have obtained trademark registrations in Canada, Mexico, and certain other foreign jurisdictions. We believe we hold the necessary rights for protection of the trademarks and service marks essential to our business. The products held for rent in our stores also bear trademarks and service marks held by their respective manufacturers.

ColorTyme licenses the use of its trademarks and service marks to its franchisees under the franchise agreement. ColorTyme owns various trademarks and service marks, including ColorTyme, RimTyme, and Your Hometown ColorTyme®, that are used in connection with its operations and have been registered with the United States Patent and Trademark office. The duration of these marks is unlimited, subject to periodic renewal and continued use.

Employees

As of February 18, 2013, we had approximately 20,200 employees, of whom 730 are assigned to our U.S. headquarters and the remainder of whom are directly involved in the management and operation of our stores and service centers. The employees of the ColorTyme franchisees are not employed by us. While we have experienced limited union activity in the past, none of our employees are currently covered by a collective bargaining agreement. We believe relationships with our employees are generally good.

Government Regulation

Core U.S. & RAC Acceptance

State Regulation. Currently, 46 states, the District of Columbia and Puerto Rico have rental purchase statutes that recognize and regulate rental purchase transactions as separate and distinct from credit sales. We believe this existing legislation is generally favorable to us, as it defines and clarifies the various disclosures, procedures and transaction structures related to the rent-to-own business with which we must comply. With some variations in individual states, most related state legislation requires the lessor to make prescribed disclosures to customers about the rental purchase agreement and transaction, and provides time periods during which customers may reinstate agreements despite having failed to make a timely payment. Some state rental purchase laws prescribe grace periods for non-payment, prohibit or limit certain types of collection or other practices, and limit certain fees that may be charged. Ten states limit the total rental payments that can be charged to amounts ranging from 2.0 times to 2.4 times the disclosed cash price or the retail value of the rental product. Four states limit the cash price of merchandise to amounts ranging from 1.56 to 2.5 times our cost for each item.

Although Minnesota has a rental purchase statute, the rental purchase transaction is also treated as a credit sale subject to consumer lending restrictions pursuant to judicial decision. Therefore, we offer our customers in Minnesota an opportunity to purchase our merchandise through an installment sale transaction in our Home Choice stores. We operate 14 Home Choice stores in Minnesota.

North Carolina has no rental purchase legislation. However, the retail installment sales statute in North Carolina expressly provides that lease transactions which provide for more than a nominal purchase price at the end of the agreed rental period are not credit sales under the statute. We operate 122 rent-to-own stores and 38 RAC Acceptance locations in North Carolina.

Courts in Wisconsin and New Jersey, which do not have rental purchase statutes, have rendered decisions which classify rental purchase transactions as credit sales subject to consumer lending restrictions. Accordingly, in Wisconsin, we offer our customers an opportunity to purchase our merchandise through an installment sale transaction in our Get It Now stores. In New Jersey, we have modified our typical rental purchase agreements to provide disclosures, grace periods, and pricing that we believe comply with the retail installment sales act. We operate 27 Get It Now stores in Wisconsin and 45 Rent-A-Center stores in New Jersey.

There can be no assurance as to whether new or revised rental purchase laws will be enacted or whether, if enacted, the laws would not have a material and adverse effect on us.

Federal Regulation. To date, no comprehensive federal legislation has been enacted regulating or otherwise impacting the rental purchase transaction. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") does not regulate leases with terms of 90 days or less. Because the rent-to-own transaction is for a term of week to week, or at most, month to month, and established federal law deems the term of a lease to be its minimum term regardless of extensions or renewals, if any, we believe the rent-to-own transaction is not covered by the Dodd-Frank Act.

In certain states, we utilize a form of consumer lease rather than our typical rental purchase agreement. Our consumer lease differs from a rental purchase agreement primarily in that it has an initial lease term exceeding four months. As a result of this difference, our consumer lease is governed by federal and state laws and regulations other than the applicable state rental purchase statute. The federal regulations applicable to the consumer lease require certain disclosures similar to the rent-to-own statutes, but are generally less restrictive as to pricing and other charges. Since the initial term of our consumer lease exceeds 90 days, this consumer lease is subject to regulation by the Consumer Financial Protection Agency established under the Dodd-Frank Act. We currently utilize this consumer lease in four states.

From time to time, we have supported legislation introduced in Congress that would regulate the rental purchase transaction. While both beneficial and adverse legislation may be introduced in Congress in the future, any adverse federal legislation, if enacted, could have a material and adverse effect on us.

International

No comprehensive legislation regulating the rent-to-own transaction has been enacted in Mexico or Canada. We use substantially the same rental purchase transaction in those countries as in the Core U.S. stores, but with such additional provisions as we believe may be necessary to comply with such country's specific laws and customs.

ITEM 1A. Risk Factors

You should carefully consider the risks described below before making an investment decision. We believe these are all the material risks currently facing our business. Our business, financial condition or results of operations could be materially adversely affected by these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should also refer to the other information included in this Annual Report on Form 10-K, including our consolidated financial statements and related notes.

Future revenue and earnings growth depends on our ability to execute our growth strategies.

Our Core U.S. store base is mature. As a result, our same store sales have increased more slowly than in historical periods, or in some cases, decreased. Accordingly, we are focused on acquiring new customers through sources other than our existing U.S. rent-to-own stores, as well as seeking additional distribution channels for our products and services. Our primary growth strategies are our RAC Acceptance and International segments. Effectively managing growth can be challenging, particularly as we continue to expand into channels outside our traditional rent-to-own store model and expand internationally. This growth places significant demands on management and operational systems. If we are unable to successfully execute these growth strategies, our revenue and earnings may grow more slowly or even decrease.

We are highly dependent on the financial performance of our Core U.S. operating segment.

Our financial performance is highly dependent on our Core U.S. segment, which comprised approximately 86% of our consolidated net revenues and a substantial portion of our net earnings for the year ended December 31, 2012. Any significant decrease in the financial performance of the Core U.S. segment may also have a material adverse impact on our ability to implement our growth strategies.

Our RAC Acceptance segment depends on the success of our third-party retail partners and our continued relationship with them.

Our RAC Acceptance segment revenues depend in part on the ability of unaffiliated third-party retailers to attract customers. In addition, in most cases, our agreements with such third-party retailers may be terminated at the retailer's election. The failure of our third-party retail partners to maintain quality and consistency in their operations and their ability to continue to provide products and services, or the loss of the relationship with any of these third-party retailers and an inability to replace them, could cause our RAC Acceptance segment to lose customers, substantially decreasing the revenues and earnings of our RAC Acceptance segment. This could adversely affect our financial results and slow our overall growth. In 2012, approximately 26% of the total revenue of the RAC Acceptance segment originated at our RAC Acceptance kiosks located in stores operated by a nationwide furniture retailer and 81 of its licensees, collectively. An additional approximately 41% of the total revenues in the RAC Acceptance segment in 2012 was generated by our RAC Acceptance kiosks located in stores operated by three of our other third-party retail partners. We may be unable to continue growing the RAC Acceptance segment if we are unable to find third-party retailers willing to partner with us or if we are unable to enter into agreements with third-party retailers acceptable to us.

Our operations in Mexico are subject to political or regulatory changes and significant changes in the economic environment and other concerns.

We opened our first store in Mexico in October 2010, and operated 90 stores in Mexico as of December 31, 2012. Our growth plans include significant expansion in our International segment. Changes in the business, regulatory or political climate in Mexico could adversely affect our operations there, which could negatively impact our growth plans. Mexico is also subject to certain potential risks and uncertainties that are beyond our control, such as violence, social unrest, enforcement of property rights and public safety and security that could restrict or eliminate our ability to open new or operate some or all of our locations in Mexico, or significantly reduce customer traffic or demand. In addition, our assets, investments in, earnings from and dividends from our Mexican subsidiaries must be translated to U.S. dollars from the Mexican peso. Accordingly, we are exposed to risks associated with fluctuations of the exchange rate for the Mexican peso which may have an impact on our future costs or on future cash flows from our international operations, and could adversely affect our financial performance.

The continued expansion of our International segment, including into new international markets, presents unique challenges which may subject us to risks associated with the legislative, judicial, accounting, regulatory, political, cultural and economic factors specific to the countries or regions in which we may operate in the future, which could adversely affect our anticipated growth.

Expansion of our International segment, including into new international markets, is one of our primary growth objectives. As these operations grow, they may require greater management and financial resources. International operations require the integration of personnel with varying cultural and business backgrounds and an understanding of the relevant differences in the cultural, legal and regulatory environments. In addition, these operations are subject to the potential risks of changing economic and financial conditions in each of its markets, exchange rate fluctuations, legal and regulatory requirements in local jurisdictions, tariffs and trade barriers, difficulties in staffing and managing local operations, failure to understand the local culture and market, difficulties in protecting intellectual property, the burden of complying with complex foreign laws, including anti-competition regulations, tax laws and financial accounting standards, and adverse local economic, political and social conditions in certain countries. If, as we continue to expand our International segment, we are unable to successfully replicate our business model due to these and other commercial and regulatory constraints present in our international markets, our growth may be adversely affected.

Our transactions are regulated by and subject to the requirements of various federal and state laws and regulations, which may require significant compliance costs and expose us to litigation. Any negative change in these laws or the passage of unfavorable new laws could require us to alter our business practices in a manner that may be materially adverse to us.

Currently, 46 states, the District of Columbia and Puerto Rico have passed laws that regulate rental purchase transactions as separate and distinct from credit sales. One additional state has a retail installment sales statute that excludes leases, including rent-to-own transactions, from its coverage if the lease provides for more than a nominal purchase price at the end of the rental period. The specific rental purchase laws generally require certain contractual and advertising disclosures. They also provide varying levels of substantive consumer protection, such as requiring a grace period for late fees and contract reinstatement rights in the event the rental purchase agreement is terminated. The rental purchase laws of ten states limit the total amount that may be charged over the life of a rental purchase agreement and the laws of four states limit the cash prices for which we may offer merchandise.

Our consumer lease is governed by federal and state laws and regulations other than the applicable state rental purchase statute. The federal regulations applicable to the consumer lease require certain disclosures similar to the rent-to-own statutes, but are generally less restrictive as to pricing and other charges. Since the initial term of our consumer lease exceeds 90 days, this consumer lease is subject to regulation by the Consumer Financial Protection Agency established under the Dodd-Frank Act. We currently utilize this consumer lease in four states.

Similar to other consumer transactions, our rental purchase and consumer lease transactions are also governed by various federal and state consumer protection statutes. These consumer protection statutes, as well as the rental purchase statutes under which we operate, provide various consumer remedies, including monetary penalties, for violations. In our history, we have been the subject of litigation alleging that we have violated some of these statutory provisions.

Although there is currently no comprehensive federal legislation regulating rental purchase transactions, adverse federal legislation may be enacted in the future. From time to time, both favorable and adverse legislation seeking to regulate our business has been introduced in Congress. In addition, various legislatures in the states where we currently do business may adopt new legislation or amend existing legislation that could require us to alter our business practices in a manner that could have a material adverse effect on our business, financial condition and results of operations.

Our reputation, ability to do business and operating results may be impaired by improper conduct by any of our employees, agents or business partners.

Our International operations are subject to certain laws generally prohibiting companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, such as the U.S. Foreign Corrupt Practices Act, and similar anti-bribery laws in other jurisdictions. Our employees, contractors or agents may violate the policies and procedures we have implemented to ensure compliance with these laws. Any such improper actions could subject us to civil or criminal investigations in the U.S. and in other jurisdictions, could lead to substantial civil and criminal, monetary and non-monetary penalties, and related shareholder lawsuits, could cause us to incur significant legal fees, and could damage our reputation.

We may be subject to legal proceedings from time to time which seek material damages. The costs we incur in defending ourselves or associated with settling any of these proceedings, as well as a material final judgment or decree against us, could materially adversely affect our financial condition by requiring the payment of the settlement amount, a judgment or the posting of a bond.

In our history, we have defended class action lawsuits alleging various regulatory violations and have paid material amounts to settle such claims. Significant settlement amounts or final judgments could materially and adversely affect our liquidity and capital resources. The failure to pay any material judgment would be a default under our senior credit facilities and the indenture governing our outstanding senior unsecured notes.

Our operations are dependent on effective management information systems. Failure of these systems could negatively impact our ability to manage store operations, which could have a material adverse effect on our business, financial condition and results of operations.

We utilize integrated management information and control systems. The efficient operation of our business is dependent on these systems to effectively manage our financial and operational data. The failure of our information systems to perform as designed, loss of data or any interruption of our information systems for a significant period of time could disrupt our business. If the information systems sustain repeated failures, we may not be able to manage our store operations, which could have a material adverse effect on our business, financial condition and results of operations.

We are currently investing in the development of new point of sale systems and processes to further enhance our management information system. Such enhancements to or replacement of our management information system could have a significant impact on our ability to conduct our core business operations and increase our risk of loss resulting from disruptions of normal operating processes and procedures that may occur during the implementation of new technology. We can make no assurances that the costs of investments in our new point of sale systems and processes will not exceed estimates, that such systems and processes will be implemented without material disruption, or that such systems and processes will be as beneficial as predicted. If any of these events occur, our results of operations could be harmed.

If we fail to protect the integrity and security of customer and employee information, we could be exposed to litigation or regulatory enforcement and our business could be adversely impacted.

We collect and store certain personal information provided to us by our customers and employees in the ordinary course of our business. Despite instituted safeguards for the protection of such information, we cannot be certain that all of our systems are entirely free from vulnerability to attack. Computer hackers may attempt to penetrate our network security and, if successful, misappropriate confidential customer or employee information. In addition, one of our employees, contractors or other third party with whom we do business may attempt to circumvent our security measures in order to obtain such information, or inadvertently cause a breach involving such information. Loss of customer or employee information could disrupt our operations, damage our reputation, and expose us to claims from customers, employees, regulators and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, the costs associated with information security, such as increased investment in technology, the costs of compliance with privacy laws, and costs incurred to prevent or remediate information security breaches, could adversely impact our business.

Our debt agreements impose restrictions on us which may limit or prohibit us from engaging in certain transactions. If a default were to occur, our lenders could accelerate the amounts of debt outstanding, and holders of our secured indebtedness could force us to sell our assets to satisfy all or a part of what is owed.

Covenants under our senior credit facilities and the indenture governing our outstanding senior unsecured notes restrict our ability to pay dividends and engage in various operational matters. In addition, covenants under our senior credit facilities require us to maintain specified financial ratios. Our ability to meet these financial ratios may be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make needed capital expenditures or other investments, repurchase our outstanding debt or equity, pay dividends, withstand a future downturn in our business or in the economy, dispose of operations, engage in mergers, acquire additional stores or otherwise conduct necessary corporate activities. Various transactions that we may view as important opportunities, such as specified acquisitions, are also subject to the consent of lenders under the senior credit facilities, which may be withheld or granted subject to conditions specified at the time that may affect the attractiveness or viability of the transaction.

If a default were to occur, the lenders under our senior credit facilities could accelerate the amounts outstanding under the credit facilities. In addition, the lenders under these agreements could terminate their commitments to lend to us. If the lenders under these agreements accelerate the repayment of borrowings, we may not have sufficient liquid assets at that time to repay the amounts then outstanding under our indebtedness or be able to find additional alternative financing. Even if we could obtain additional alternative financing, the terms of the financing may not be favorable or acceptable to us.

The existing indebtedness under our senior credit facilities is secured by substantially all of our assets. Should a default or acceleration of this indebtedness occur, the holders of this indebtedness could sell the assets to satisfy all or a part of what is owed.

A change of control could accelerate our obligation to pay our outstanding indebtedness, and we may not have sufficient liquid assets at that time to repay these amounts.

Under our senior credit facilities, an event of default would result if a third party became the beneficial owner of 35.0% or more of our voting stock or upon certain changes in the constitution of Rent-A-Center's Board of Directors. As of December 31, 2012, $387.5 million was outstanding under our senior credit facilities.

Under the indenture governing our outstanding senior unsecured notes, in the event of a change in control, we may be required to offer to purchase all of our outstanding senior unsecured notes at 101% of their original aggregate principal amount, plus accrued interest to the date of repurchase. A change in control also would result in an event of default under our senior credit facilities, which would allow our lenders to accelerate indebtedness owed to them.

If a specified change in control occurs and the lenders under our debt instruments accelerate these obligations, we may not have sufficient liquid assets to repay amounts outstanding under these agreements.

Rent-A-Center's organizational documents and our debt instruments contain provisions that may prevent or deter another group from paying a premium over the market price to Rent-A-Center's stockholders to acquire its stock.

Rent-A-Center's organizational documents contain provisions that classify its Board of Directors, authorize its Board of Directors to issue blank check preferred stock and establish advance notice requirements on its stockholders for director nominations and actions to be taken at meetings of the stockholders. In addition, as a Delaware corporation, Rent-A-Center is subject to Section 203 of the Delaware General Corporation Law relating to business combinations. Our senior credit facilities and the indenture governing our senior unsecured notes each contain various change of control provisions which, in the event of a change of control, would cause a default under those provisions. These provisions and arrangements could delay, deter or prevent a merger, consolidation, tender offer or other business combination or change of control involving us that could include a premium over the market price of Rent-A-Center's common stock that some or a majority of Rent-A-Center's stockholders might consider to be in their best interests.

Rent-A-Center is a holding company and is dependent on the operations and funds of its subsidiaries.

Rent-A-Center is a holding company, with no revenue generating operations and no assets other than its ownership interests in its direct and indirect subsidiaries. Accordingly, Rent-A-Center is dependent on the cash flow generated by its direct and indirect operating subsidiaries and must rely on dividends or other intercompany transfers from its operating subsidiaries to generate the funds necessary to meet its obligations, including the obligations under the senior credit facilities. The ability of Rent-A-Center's subsidiaries to pay dividends or make other payments to it is subject to applicable state laws. Should one or more of Rent-A-Center's subsidiaries be unable to pay dividends or make distributions, its ability to meet its ongoing obligations could be materially and adversely impacted.

Our stock price is volatile, and you may not be able to recover your investment if our stock price declines.

The price of our common stock has been volatile and can be expected to be significantly affected by factors such as:

- our ability to meet market expectations with respect to the growth and profitability of each of our operating segments;
- quarterly variations in our results of operations, which may be impacted by, among other things, changes in same store sales or when and how many locations we acquire or open;
- quarterly variations in our competitors' results of operations;
- changes in earnings estimates or buy/sell recommendations by financial analysts; and
- the stock price performance of comparable companies.

In addition, the stock market as a whole has experienced extreme price and volume fluctuations that have affected the market price of many specialty retailers in ways that may have been unrelated to these companies' operating performance.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business and stock price.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our brand and operating results could be harmed. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

While we continue to evaluate and improve our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

We lease space for substantially all of our Core U.S. and International stores and certain support facilities under operating leases expiring at various times through 2021. Most of our store leases are five year leases and contain renewal options for additional periods ranging from three to five years at rental rates adjusted according to agreed-upon formulas. Store sizes average approximately 4,700 square feet. Approximately 75% of each store's space is generally used for showroom space and 25% for offices and storage space. Our RAC Acceptance kiosks occupy space without charge in the retailer's location with no lease commitment.

We believe suitable store space generally is available for lease and we would be able to relocate any of our stores without significant diff culty should we be unable to renew a particular lease. We also expect additional space is readily available at competitive rates to open new stores.

We own the land and building at 5501 Headquarters Drive, Plano, Texas, in which our corporate headquarters is located. The land and improvements are pledged as collateral under our senior credit facilities.

ITEM 3. Legal Proceedings

From time to time, we, along with our subsidiaries, are party to various legal proceedings arising in the ordinary course of business. We reserve for litigation loss contingencies that are both probable and reasonably estimable. We do not expect these losses to have a material impact on our consolidated financial statements if and when such losses are incurred.

ITEM 4. Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has been listed on the Nasdaq Global Select Market® and its predecessors under the symbol "RCII" since January 25, 1995, the date we commenced our initial public offering. The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock as reported, and the quarterly cash dividend declared per share on our common stock.

2012	High	Low	Cash Dividends Declared
Fourth Quarter	$ 36.73	$ 31.22	$ 0.21
Third Quarter	$ 37.81	$ 32.31	$ 0.16
Second Quarter	$ 38.38	$ 31.96	$ 0.16
First Quarter	$ 39.50	$ 33.01	$ 0.16

2011	High	Low	Cash Dividends Declared
Fourth Quarter	$ 38.26	$ 25.82	$ 0.16
Third Quarter	$ 32.22	$ 21.30	$ 0.16
Second Quarter	$ 36.53	$ 27.66	$ 0.16
First Quarter	$ 35.39	$ 28.58	$ 0.06

As of February 18, 2013, there were approximately 50 record holders of our common stock.

Future decisions to pay cash dividends on our common stock continue to be at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition, future prospects and any other factors our Board of Directors may deem relevant. While cash dividend payments are subject to certain restrictions in our debt agreements, these restrictions do not currently prohibit the payment of cash dividends. Please see the section entitled *"Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Senior Credit Facilities"* and *"— 6 5/8% Senior Notes"* on pages 23 and 24 of this Annual Report on Form 10-K for further discussion of such restrictions.

Under our current common stock repurchase program, our Board of Directors has authorized the purchase, from time to time, in the open market and privately negotiated transactions, up to an aggregate of $1.0 billion of Rent-A-Center common stock. As of December 31, 2012, we had purchased a total of 31,120,279 shares of Rent-A-Center common stock for an aggregate purchase price of $777.3 million under this common stock repurchase program. Through the twelve months ended December 31, 2012, we repurchased a total of 1,797,526 shares for $61.9 million in cash. In the fourth quarter of 2012, we effected the following repurchases of our common stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share (Including Fees)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value that May Yet Be Purchased Under the Plans or Programs (Including Fees)
October 1 through October 31	231,454	$ 33.0643	231,454	$ 246,741,980[1]
November 1 through November 30	699,087	$ 34.4524	699,087	$ 222,656,773[1]
December 1 through December 31	—	$ —	—	$ 222,656,773[1]
TOTAL	**930,541**	$ 34.1071	**930,541**	$ 222,656,773[1]

(1) Includes the $200.0 million increase in authorization for stock repurchases under our common stock repurchase program which was announced on October 22, 2012. Our current common stock repurchase program was initially announced on October 24, 2003.

Stock Performance Graph

The following chart represents a comparison of the five year total return of our common stock to the NASDAQ Composite Index and a peer group index selected by us, which includes companies offering similar products and services as ours, such as rent-to-own and general merchandise retailers that market to our targeted customer demographic. We revised our peer group index in 2012 to align with the peer group used in certain other communications with investors. The peer group index for the year ended December 31, 2012, consisted of Aaron's, Inc., Big Lots, Inc., Conn's, Inc., Dollar General Corp., Dollar Tree Stores, Inc., Family Dollar Stores, Inc., Fred's, Inc., hhgregg, Inc. and O'Reilly Automotive, Inc. The peer group index for the year ended December 31, 2011, consisted of Aaron's, Inc., Dollar General Corp., Dollar Tree Stores, Inc., Family Dollar Stores, Inc., and 99¢ Only Stores. The graph assumes $100 was invested on December 31, 2007 and dividends, if any, were reinvested for all years ending December 31.



*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.
Copyright© 2013 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

ITEM 6. Selected Financial Data

The selected financial data presented below for the five years ended December 31, 2012 have been derived from our consolidated financial statements as audited by Grant Thornton LLP, an independent registered public accounting firm. The historical financial data are qualified in their entirety by, and should be read in conjunction with, the consolidated financial statements and the notes thereto, the section entitled *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and other financial information included in this report.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share data)				
Consolidated Statements of Earnings					
Revenues					
Store					
Rentals and fees	$ 2,654,081	$ 2,496,863	$ 2,335,496	$ 2,346,849	$ 2,505,268
Merchandise sales	300,077	259,796	220,329	261,631	256,731
Installment sales	68,356	68,617	63,833	53,035	41,193
Other	16,391	17,925	76,542	57,601	42,759
Franchise					
Merchandise sales	38,427	33,972	30,575	28,065	33,283
Royalty income and fees	5,314	5,011	4,857	4,775	4,938
	3,082,646	**2,882,184**	**2,731,632**	**2,751,956**	**2,884,172**
Cost of revenues					
Store					
Cost of rentals and fees	646,090	570,493	519,282	530,018	572,900
Cost of merchandise sold	241,219	201,854	164,133	188,433	194,595
Cost of installment sales	24,572	24,834	23,303	18,687	16,620
Franchise cost of merchandise sold	36,848	32,487	29,242	26,820	31,705
	948,729	**829,668**	**735,960**	**763,958**	**815,820**
Gross profit	2,133,917	2,052,516	1,995,672	1,987,998	2,068,352
Operating expenses					
Salaries and other expenses	1,661,056	1,590,009[1]	1,540,203[1]	1,554,428[1]	1,651,805
General and administrative expenses	148,500	140,612[1]	129,507[1]	139,272[1]	125,632
Amortization and write-down of intangibles	5,889	4,675	3,254	2,843	16,637
Restructuring charge	—	13,943[2]	—	—	4,497[8]
Impairment charge	—	7,320[3]	18,939[5]	—	—
Litigation expense (credit)	—	2,800[4]	—	(4,869)[7]	(4,607)[9]
	1,815,445	**1,759,359**	**1,691,903**	**1,691,674**	**1,793,964**
Operating profit	318,472	293,157	303,769	296,324	274,388
Finance charges from refinancing	—	—	3,100[6]	—	—
Gain on extinguishment of debt	—	—	—	—	(4,335)[10]
Interest expense, net	31,223	36,607	25,912	25,954	57,381
Earnings before income taxes	287,249	256,550	274,757	270,370	221,342
Income tax expense	103,757	91,913	103,115	102,515	81,718
NET EARNINGS	**$ 183,492**	**$ 164,637**	**$ 171,642**	**$ 167,855**	**$ 139,624**
Basic earnings per common share	$ 3.11	$ 2.69	$ 2.64	$ 2.54	$ 2.10
Diluted earnings per common share	$ 3.09	$ 2.66	$ 2.60	$ 2.52	$ 2.08
Cash dividends paid per common share	$ 0.64	$ 0.44	$ 0.12	$ —	$ —

ITEM 6. Selected Financial Data — Continued

	December 31,				
	2012	2011	2010	2009	2008
	(Dollar amounts in thousands)				
Consolidated Balance Sheet Data					
Rental merchandise, net	$ 1,020,804	$ 953,193	$ 836,854	$ 749,998	$ 819,054
Intangible assets, net	1,352,888	1,350,855	1,326,091	1,269,457	1,266,953
Total assets	2,869,105	2,801,378	2,688,331	2,443,997	2,496,702
Total debt	687,500	740,675	701,114	711,158	947,087
Total liabilities	1,399,242	1,442,169	1,334,532	1,196,483	1,417,500
Stockholders' equity	1,469,863	1,359,209	1,353,799	1,247,514	1,079,202
Operating Data (Unaudited)					
Core U.S. and International stores open at end of period	3,098	3,074	3,008	3,007	3,037
RAC Acceptance locations open at end of period	966	750	384	82	56
Same store revenue growth (decrease)(11)	1.4%	0.8%	(0.4)%	(3.5)%(12)	2.3%(12)
Franchise stores open at end of period	224	216	209	210	222

(1) Includes the effects of the reclassification of $4.5 million, $3.2 million and $1.6 million in 2011, 2010 and 2009, respectively, of certain stock-based compensation expense from salaries and other expenses to general and administrative expenses.

(2) Includes the effects of a $1.4 million pre-tax restructuring charge in the fourth quarter of 2011 in connection with the acquisition in November 2011 of 58 rent-to-own stores; a $7.6 million pre-tax restructuring charge in the third quarter of 2011 related to the closure of eight Home Choice stores in Illinois and 24 RAC Limited locations within third-party grocery stores, as well as the closure of 26 core rent-to-own stores following the sale of all customer accounts at these locations; and a $4.9 million pre-tax restructuring charge in the second quarter of 2011 for lease terminations related to The Rental Store acquisition.

(3) Includes the effects of a $7.3 million pre-tax impairment charge in the first quarter of 2011 related to the discontinuation of the financial services business.

(4) Includes the effects of a $2.8 million pre-tax litigation expense in the first quarter of 2011 related to the settlement of various California claims, including wage and hour violations.

(5) Includes the effects of an $18.9 million pre-tax impairment charge in the fourth quarter of 2010 related to the discontinuation of our financial services business.

(6) Includes the effects of a $3.1 million pre-tax financing expense in the fourth quarter of 2010 related to the write-off of unamortized financing costs.

(7) Includes the effects of $4.9 million in pre-tax litigation credits recorded in the first quarter and second quarter of 2009 related to the Hilda Perez matter.

(8) Includes the effects of a $4.5 million pre-tax restructuring expense as part of the store consolidation plan and other restructuring items announced December 3, 2007.

(9) Includes the effects of $4.6 million in pre-tax litigation credits recorded in the fourth quarter of 2008 related to the Perez matter and the Shafer/Johnson matter.

(10) Includes the effects of a $4.3 million pre-tax gain on the extinguishment of debt recorded in the fourth quarter of 2008.

(11) Same store revenue growth or decrease for each period presented includes revenues only of stores open throughout the full period and the comparable prior period.

(12) Includes financial services revenue.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business

We are the largest rent-to-own operator in North America, focused on improving the quality of life for our customers by providing them the opportunity to obtain ownership of high-quality durable products, such as consumer electronics, appliances, computers, furniture and accessories, under flexible rental purchase agreements with no long-term obligation.

We were incorporated in Delaware in 1986. From 1993 to 2006, we pursued an aggressive growth strategy in which we opened new stores and sought to acquire underperforming rent-to-own stores to which we could apply our operating model. As a result of this strategy, the number of our locations grew from 27 to over 3,400 in 2006, primarily through acquisitions. We acquired over 3,300 stores during this period, including approximately 390 of our franchised stores. These acquisitions occurred in approximately 200 separate transactions, including ten transactions in each of which we acquired in excess of 50 locations. Since there are few large rent-to-own operators remaining in the United States, our primary growth in the Core U.S. segment is currently through new store openings, augmented with opportunistic acquisitions of small rent-to-own operators.

As our U.S. store base matured, we began to focus on acquiring new customers through sources other than our existing U.S. rent-to-own store locations and to seek additional distribution channels for our products and services. One of our current growth strategies is our "RAC Acceptance" model. With this model, we operate kiosks within various traditional retailers' locations where we generally offer the rent-to-own transaction to consumers who do not qualify for financing from such retailers. We operated 966 RAC Acceptance locations at December 31, 2012, and we intend to continue growing the RAC Acceptance segment by expanding the number of our retail partners and the number of locations with our existing retail partners. Capital expenditures related to opening a RAC Acceptance kiosk in a retailer's store are very low, since the only fixed assets required are the kiosk and computer equipment, there is no long-term lease associated with these stores and the retailer does not charge us rent. Our operating model is highly agile and dynamic because we can open locations quickly and efficiently, and we can also close locations quickly and efficiently when their performance does not meet our expectations. In addition, we are rapidly expanding our operations in Mexico, and we are seeking to identify other international markets in which we believe our products and services would be in demand.

Total financing requirements of a typical new Core U.S. store approximate $675,000, with roughly 55% of that amount relating to the purchase of rental merchandise inventory. A newly opened Core U.S. store is typically profitable on a monthly basis in the 12th month after its initial opening. Historically, a typical Core U.S. store has achieved cumulative break-even profitability in the third year after its initial opening. As a result, our quarterly earnings are impacted by how many new stores we opened during a particular quarter and the quarters preceding it. Historically, we achieved growth in our Core U.S. segment by opening new stores and acquiring underperforming rent-to-own stores to which we could apply our operating model. As a result, the acquired stores have generally experienced more significant revenue growth during the initial periods following their acquisition than in subsequent periods. Although we continue to believe there are attractive opportunities to expand our presence in the U.S. rent-to-own industry and we intend to continue our acquisition strategy of targeting under-performing and under-capitalized rent-to-own stores, the consolidation opportunities in the U.S. rent-to-own industry are more limited than in previous periods during which we experienced significant growth through acquisitions. Therefore, our historical results of operations and period to period comparisons of such results and other financial data, including the rate of earnings growth, may not be meaningful or indicative of future results.

In addition, we strategically open or acquire stores near market areas served by existing stores to enhance service levels, gain incremental sales and increase market penetration. This planned cannibalization may negatively impact our same store revenue and cause us to grow at a slower rate. There can be no assurance we will open or acquire any new rent-to-own stores in the future, or as to the number, location or profitability thereof.

Total financing requirements of a typical new RAC Acceptance kiosk location approximate $345,000, with roughly 85% of that amount relating to the purchase of rental merchandise inventory. A newly opened RAC Acceptance location is typically profitable on a monthly basis in the 6th month after its initial opening, and achieves cumulative break-even profitability in the second year after its initial opening.

Total financing requirements of a typical new Mexico store approximate $575,000, with roughly 45% of that amount relating to the purchase of rental merchandise inventory. The profitability and break-even economics are similar to a Core U.S. store.

Rental payments are generally made in advance on a weekly basis in our Core U.S. and International segments and monthly in our RAC Acceptance segment and, together with applicable fees, constitute our primary revenue source.

Our expenses primarily relate to merchandise costs and the operations of our stores, including salaries and benefits for our employees, occupancy expense for our leased real estate, advertising expenses, lost, damaged, or stolen merchandise, fixed asset depreciation, and corporate and other expenses.

Forward-Looking Statements

The statements, other than statements of historical facts, included in this Annual Report on Form 10-K are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "would," "expect," "intend," "could," "estimate," "should," "anticipate" or "believe." We believe the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that these expectations will occur. Our actual future performance could differ materially from such statements. Factors that could cause or contribute to these differences include, but are not limited to:

- uncertainties regarding the ability to open new locations;
- our ability to acquire additional stores or customer accounts on favorable terms;
- our ability to control costs and increase profitability;
- our ability to enhance the performance of acquired stores;
- our ability to retain the revenue associated with acquired customer accounts;
- our ability to identify and successfully market products and services that appeal to our customer demographic;
- our ability to enter into new and collect on our rental or lease purchase agreements;
- the passage of legislation adversely affecting the rent-to-own industry;
- our compliance with applicable statutes or regulations governing our transactions;
- changes in interest rates;
- changes in the unemployment rate;
- economic pressures, such as high fuel costs, affecting the disposable income available to our current and potential customers;
- the general strength of the economy and other economic conditions affecting consumer preferences and spending;
- adverse changes in the economic conditions of the industries, countries or markets that we serve;
- changes in our stock price, the number of shares of common stock that we may or may not repurchase, and future dividends, if any;
- changes in estimates relating to self-insurance liabilities and income tax and litigation reserves;
- changes in our effective tax rate;
- fluctuations in foreign currency exchange rates;
- information security costs;
- our ability to maintain an effective system of internal controls;
- the resolution of our litigation; and
- the other risks detailed from time to time in our SEC reports.

Additional important factors that could cause our actual results to differ materially from our expectations are discussed under the section *"Risk Factors"* and elsewhere in this report. You should not unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

Critical Accounting Policies Involving Critical Estimates, Uncertainties or Assessments in Our Financial Statements

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent losses and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In applying accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. We believe the following are areas where the degree of judgment and complexity in determining amounts recorded in our consolidated financial statements make the accounting policies critical.

Self-Insurance Liabilities. We have self-insured retentions with respect to losses under our workers' compensation, general liability and vehicle liability insurance policies. We establish reserves for our liabilities associated with these losses by obtaining forecasts for the ultimate expected losses and estimating amounts needed to pay losses within our self-insured retentions.

We continually institute procedures to manage our loss exposure and increases in health care costs associated with our insurance claims through our risk management function, including a transitional duty program for injured workers, ongoing safety and accident prevention training, and various other programs designed to minimize losses and improve our loss experience in our store locations. We make assumptions on our liabilities within our self-insured retentions using actuarial loss forecasts, company-specific development factors, general industry loss development factors, and third-party claim administrator loss estimates which are based on known facts surrounding individual claims. These assumptions incorporate expected increases in health care costs. Periodically, we reevaluate our estimate of liability within our self-insured retentions. At that time, we evaluate the adequacy of our reserves by comparing amounts reserved on our balance sheet for anticipated losses to our updated actuarial loss forecasts and third-party claim administrator loss estimates, and make adjustments to our reserves as needed.

As of December 31, 2012, the amount reserved for losses within our self-insured retentions with respect to workers' compensation, general liability and vehicle liability insurance was $116.1 million, as compared to $114.2 million at December 31, 2011. However, if any of the factors that contribute to the overall cost of insurance claims were to change, the actual amount incurred for our self-insurance liabilities could be more or less than the amounts currently reserved.

Income Taxes. Our annual tax rate is affected by many factors, including the mix of our earnings, legislation and acquisitions, and is based on our income, statutory tax rates and tax planning opportunities available to us in the jurisdictions in which we operate. Tax laws are complex and subject to differing interpretations between the taxpayer and the taxing authorities. Significant judgment is required in determining our tax expense, evaluating our tax positions and evaluating uncertainties. Deferred income tax assets represent amounts available to reduce income taxes payable in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income rely heavily on estimates. We use our historical experience and our short- and long-range business forecasts to

provide insight and assist us in determining recoverability. We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon the ultimate settlement with the relevant tax authority. A number of years may elapse before a particular matter, for which we have recorded a liability, is audited and effectively settled. We review our tax positions quarterly and adjust our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the relevant taxing authority to examine the tax position, or when more information becomes available.

Valuation of Goodwill. We perform an assessment of goodwill for impairment at the reporting unit level annually as of December 31 of each year, or when events or circumstances indicate that impairment may have occurred. Factors which could necessitate an interim impairment assessment include a sustained decline in our stock price, prolonged negative industry or economic trends and significant underperformance relative to historical or projected future operating results. Our reporting units are generally our reportable operating segments identified in Note P to the consolidated financial statements. The fair value of a reporting unit is estimated using methodologies which include the present value of estimated future cash flows and comparisons of multiples of enterprise values to earnings before interest, taxes, depreciation and amortization. The analysis is based upon available information regarding expected future cash flows and discount rates. Discount rates are based upon our cost of capital. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions that we believe are reasonable but inherently uncertain, and actual results may differ from those estimates. These estimates and assumptions include, but are not limited to, revenue growth rates, operating margins and future economic and market conditions. If the carrying value of the reporting unit exceeds fair value, we perform a second analysis to measure the fair value of all assets and liabilities within the reporting unit, and if the carrying value exceeds fair value, goodwill is considered impaired. The amount of the impairment is the difference between the carrying value of goodwill and the estimated fair value, which is calculated as if the reporting unit had just been acquired and accounted for as a business combination. At December 31, 2012, the amount of goodwill allocated to the Core U.S., RAC Acceptance and International segments was $1,289.2 million, $54.4 million and $1.1 million, respectively. The fair values of the Core U.S. and RAC Acceptance segments exceeded their carrying values by over 10%. During the third quarter of 2012, we recorded a $1.0 million goodwill impairment charge in our International segment as a result of the sustained underperformance of certain stores located in Canada. Based on the results of the annual assessment, we concluded that no further impairment of goodwill existed at December 31, 2012.

If we make changes to our reserves in accordance with the policies described above, our earnings would be impacted. Increases to our reserves would reduce earnings and, similarly, reductions to our reserves would increase our earnings. A pre-tax change of approximately $1.0 million in our estimates would result in a corresponding $0.01 change in our earnings per common share.

Based on an assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, we believe our consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of our company as of, and for, the periods presented in this report. However, we do not suggest that other general risk factors, such as those discussed elsewhere in this report as well as changes in our growth objectives or performance of new or acquired locations, could not adversely impact our consolidated financial position, results of operations and cash flows in future periods.

Significant Accounting Policies

Our significant accounting policies are summarized below and in Note A to the consolidated financial statements included elsewhere in this report.

Revenue. Merchandise is rented to customers pursuant to rental purchase agreements which provide for weekly, semi-monthly or monthly rental terms with non-refundable rental payments. Generally, the customer has the right to acquire title either through a purchase option or through payment of all required rentals. Rental revenue and fees are recognized over the rental term and merchandise sales revenue is recognized when the customer exercises the purchase option and pays the cash price due. Cash received prior to the period in which it should be recognized is deferred and recognized according to the rental term. Revenue is accrued for uncollected amounts due based on historical collection experience. However, the total amount of the rental purchase agreement is not accrued because the customer can terminate the rental agreement at any time and we cannot enforce collection for non-payment of future rents.

Revenue from the sale of merchandise in our retail installment stores is recognized when the installment note is signed, the customer has taken possession of the merchandise and collectability is reasonably assured.

Prior to 2011, revenue from financial services was recognized depending on the type of transaction. Fees collected on loans were recognized ratably over the term of the loan. For money orders, wire transfers, check cashing and other customer service type transactions, fee revenue was recognized at the time the service was performed.

Franchise Revenue. Revenue from the sale of rental merchandise is recognized upon shipment of the merchandise to the franchisee. Franchise royalty income and fee revenue is recognized upon completion of substantially all services and satisfaction of all material conditions required under the terms of the franchise agreement.

Depreciation of Rental Merchandise. Depreciation of rental merchandise is included in the cost of rentals and fees on our statement of earnings. Generally, we depreciate our rental merchandise using the income forecasting method. Under the income forecasting method, merchandise held for rent is not depreciated and merchandise on rent is depreciated in the proportion of rents received to total rents provided in the rental contract, which is an activity-based method similar to the units of production method. We depreciate merchandise held for rent (except for computers and tablets) that is at least 270 days old and held for rent for at least 180 consecutive days using the straight-line method for a period generally not to exceed 20 months.

On computers and tablets that are 24 months old or older and which have become idle, depreciation is recognized using the straight-line method for a period of at least six months, generally not to exceed an aggregate depreciation period of 30 months.

Cost of Merchandise Sold. Cost of merchandise sold represents the net book value of rental merchandise at time of sale.

Salaries and Other Expenses. Salaries and other expenses include all salaries and wages paid to store level employees, together with district managers' salaries, payroll taxes and benefits, and travel, as well as all store level general and administrative expenses and selling, advertising, insurance, occupancy, delivery, charge offs due to customer stolen merchandise, fixed asset depreciation and other operating expenses.

General and Administrative Expenses. General and administrative expenses include all corporate overhead expenses related to our headquarters such as salaries, payroll taxes and benefits, stock-based compensation, occupancy, administrative and other operating expenses.

Stock-Based Compensation Expense. We recognize share-based payment awards to our employees and directors at the estimated fair value on the grant date. Determining the fair value of any share-based award requires information about several variables that could include, but are not limited to, expected stock volatility over the term of the award, expected dividend yields and the predicted employee exercise behavior. We base expected life on historical exercise and post-vesting employment-termination experience, and expected volatility on historical realized volatility trends. In addition, all stock-based compensation expense is recorded net of an estimated forfeiture rate. The forfeiture rate is based upon historical activity and is analyzed as actual forfeitures occur. Stock options granted during the year ended December 31, 2012, were valued using the binomial method pricing model with the following assumptions for employee options: an expected volatility of 28.58% to 47.67%, a risk-free interest rate of 0.12% to 0.77%, an expected dividend yield of 1.70% to 1.90%, and an expected life of 6.25 years. Restricted stock units are valued using the last trade before the day of the grant.

The following discussion focuses on our results of operations and issues related to our liquidity and capital resources. You should read this discussion in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

2012 Overview

Core U.S. segment. Rentals and fees revenue and merchandise sales have increased over the prior year. Unusually high exercises of early purchase options throughout 2012 caused revenue that may have been received in future periods to be recognized in the period of early purchase. Although demand in 2012 proved to be higher than in 2011, these early purchase options contributed to a decrease in the number of agreements on rent throughout the latter part of 2012.

RAC Acceptance segment. During 2012, we continued our expansion of this segment, adding 216 locations during the period. Revenues in 2012 increased 77% and gross profit increased 70% compared to the prior year, and the segment generated operating profit of $28 million compared to a $14 million operating loss in the prior year. This segment contributed approximately 11% of consolidated revenue in 2012. While the higher cost of merchandise results in lower gross margins in this segment, this segment's kiosk model has lower operating costs than our other operating segments, resulting in a positive contribution to operating profit while maintaining an aggressive growth plan.

International segment. Revenues in 2012 increased 117% and gross profit increased 126% over the prior year. Our primary target of international expansion is in Mexico. We have added 38 stores there during 2012, resulting in incremental capital expenditures that are similar to store openings in the Core U.S. segment. As the older stores become profitable, those profits are offset by the losses experienced in the new stores. While overall operating performance in the individual stores has generally met expectations, this segment continues to report operating losses.

ColorTyme segment. During 2012, we have made efforts to grow this business, resulting in an increase in revenue and gross profit by 12% and 13%, respectively, over the prior year. While these efforts have also led to increased operating costs over the prior year, primarily reorganization costs related to changes in the management team, this segment has maintained positive operating results throughout the year.

Comparison of the Years ended December 31, 2012 and 2011

Store Revenue. Total store revenue increased by $195.7 million, or 6.9%, to $3,038.9 million in 2012 from $2,843.2 million in 2011. Store revenue increased primarily due to growth in the RAC Acceptance segment, as well as growth in the Core U.S. and International segments.

Same store revenue represents revenue earned in 2,814 locations that were operated by us for each of the entire twelve-month periods ended December 31, 2012 and 2011. Same store revenues increased by $33.6 million, or 1.4%, to $2,405.1 million in 2012 as compared to $2,371.5 million in 2011. The increase in same store revenues was primarily attributable to the impact of the growth in the RAC Acceptance segment.

Cost of Rentals and Fees. Cost of rentals and fees consists primarily of depreciation of rental merchandise. Cost of rentals and fees in 2012 increased by $75.6 million, or 13.3%, to $646.1 million as compared to $570.5 million in 2011. This increase in cost of rentals and fees was primarily attributable to an increase in rentals and fees revenue in 2012 as compared to 2011. Cost of rentals and fees expressed as a percentage of store rentals and fees revenue increased to 24.3% in 2012 as compared to 22.8% in 2011, driven by higher merchandise costs in the RAC Acceptance segment and changes in promotional sales strategies in the Core U.S. segment.

Cost of Merchandise Sold. Cost of merchandise sold increased by $39.3 million, or 19.5%, to $241.2 million in 2012 from $201.9 million in 2011, driven by an increase in early purchase options. The gross margin percent of merchandise sales decreased to 19.6% in 2012 from 22.3% in 2011, primarily as a result of increased sales in the RAC Acceptance segment, which has higher merchandise costs, and changes in promotional sales strategies in the Core U.S. segment.

Gross Profit. Gross profit increased by $81.4 million, or 4.0%, to $2,133.9 million in 2012 from $2,052.5 million in 2011, primarily due to increased store revenue as discussed above. Gross profit as a percentage of total revenue decreased to 69.2% in 2012 from 71.2% in 2011 due to decreased margins related to changes in promotional sales strategies in the Core U.S. segment and the lower margins as a percentage of revenue in the RAC Acceptance segment, whose revenue has grown to 11.1% of consolidated revenue in 2012 from 6.7% in 2011.

Salaries and Other Expenses. The amounts and percentages that follow have been adjusted for the reclassification of stock-based compensation expense discussed in Note A to the financial statements. Salaries and other expenses increased by $71.1 million, or 4.5%, to $1,661.1 million in 2012 as compared to $1,590.0 million in 2011. This increase was primarily attributable to increased expenses associated with the expansion of our RAC Acceptance and International segments. Charge offs in our Core U.S. rent-to-own stores due to customer stolen merchandise, expressed as a percentage of revenues, were approximately 2.4% in 2012 as compared to 2.5% in 2011. Salaries and other expenses expressed as a percentage of total store revenue decreased to 54.7% in 2012 from 55.9% in 2011 due to an increase in store revenue while continuing to manage store-related expenses.

General and Administrative Expenses. The amounts and percentages that follow have been adjusted for the reclassification of stock-based compensation expense discussed in Note A to the financial statements. General and administrative expenses increased by $7.9 million, or 5.6%, to $148.5 million in 2012 as compared to $140.6 million in 2011. General and administrative expenses expressed as a percentage of total revenue decreased to 4.8% in 2012 from 4.9% in 2011.

Operating Profit. Operating profit increased by $25.3 million, or 8.6%, to $318.5 million in 2012 as compared to $293.2 million in 2011. Operating profit as a percentage of total revenue increased to 10.3% in 2012 from 10.2% for 2011. Operating profit in 2012 was impacted by increased gross profit as discussed above. Operating profit in 2012 also increased compared to 2011 due to the $7.6 million restructuring charge related to the closure of eight Home Choice stores in Illinois, 24 RAC Limited locations within third-party grocery stores and 26 core rent-to-own stores following the sale of all customer accounts at those locations in 2011, the $7.3 million impairment charge related to the discontinuation of our financial services business and the $2.8 million litigation charge in 2011, all of which were reported in the Core U.S. segment, and the $4.9 million restructuring charge in 2011 for post-acquisition lease terminations related to the acquisition of The Rental Store, which was reported in the RAC Acceptance segment. These increases were partially offset by an increase in salaries and other expenses associated with our continued expansion of the RAC Acceptance and International segments.

Income Tax Expense. Our effective income tax rate was 36.1% and 35.8% for 2012 and 2011, respectively. The 2011 effective income tax rate was less than that of 2012 due primarily to the federal tax credits taken in 2011 that were not available in 2012.

Net Earnings and Earnings per Share. Net earnings increased by $18.9 million, or 11.5%, to $183.5 million in 2012 as compared to $164.6 million in 2011. This increase was primarily attributable to an increase in operating profit, slightly offset by an increase in the effective income tax rate in 2012 as compared to 2011. Diluted earnings per share in 2012 were $3.09 compared to $2.66 in 2011. The increase was due primarily to the increase in net income and was also favorably impacted by a decrease in average diluted shares outstanding.

Comparison of the Years ended December 31, 2011 and 2010

Store Revenue. Total store revenue increased by $147.0 million, or 5.5%, to $2,843.2 million in 2011 from $2,696.2 million in 2010. This increase was primarily due to the revenue growth of the RAC Acceptance segment, partially offset by a reduction in revenues related to the discontinuation of our financial services business.

Same store revenues represent those revenues earned in 2,604 locations that were operated by us for each of the entire twelve month periods ended December 31, 2011 and 2010. Same store revenues increased by $17.5 million, or 0.8%, to $2,277.0 million in 2011 as compared to $2,259.5 million in 2010. This increase was primarily due to an increase in units on rent.

Franchise Revenue. Total franchise revenue increased by $3.6 million, or 10.0%, to $39.0 million in 2011 as compared to $35.4 million in 2010. This increase was primarily attributable to an increase in the number of products sold to franchisees in 2011 as compared to 2010.

Cost of Rentals and Fees. Cost of rentals and fees consists primarily of depreciation of rental merchandise. Cost of rentals and fees for 2011 increased by $51.2 million, or 9.9%, to $570.5 million as compared to $519.3 million in 2010. This increase was primarily attributable to an increase in rental and fee revenue in 2011 as compared to 2010. Cost of rentals and fees expressed as a percentage of store rentals and fees revenue increased slightly to 22.8% in 2011 as compared to 22.2% in 2010, driven by a change in sales strategies in the Core U.S. segment and higher merchandise costs in the RAC Acceptance segment.

Cost of Merchandise Sold. Cost of merchandise sold increased by $37.8 million, or 23.0%, to $201.9 million in 2011 from $164.1 million in 2010. The increase was due primarily to the expansion of our RAC Acceptance segment. The gross margin percent of merchandise sales decreased to 22.3% in 2011 from 25.5% in 2010. This decrease was primarily the result of higher merchandise costs in the RAC Acceptance segment.

Franchise Cost of Merchandise Sold. Franchise cost of merchandise sold increased by $3.3 million, or 11.1%, to $32.5 million in 2011 as compared to $29.2 million in 2010. This increase was primarily attributable to an increase in the number of products sold to franchisees in 2011 as compared to 2010.

Gross Profit. Gross profit increased by $56.8 million, or 2.8%, to $2,052.5 million in 2011 as compared to $1,995.7 million in 2010, primarily due to increased revenue in the RAC Acceptance segment, partially offset by decreased revenue as a result of the discontinuation of the financial services business, which was reported in the Core U.S. segment. Gross profit as a percentage of total revenue decreased to 71.2% in 2011 from 73.1% for 2010 due to the discontinuation of the financial services business in the Core U.S. segment and lower margins as a percentage of revenue in the RAC Acceptance segment.

Salaries and Other Expenses. The amounts and percentages that follow have been adjusted for the reclassification of stock-based compensation expense discussed in Note A to the financial statements. Salaries and other expenses increased by $49.8 million, or 3.2%, to $1,590.0 million in 2011 as compared to $1,540.2 million in 2010. This increase was attributable to increased expenses associated with the expansion of our RAC Acceptance and International segments. Charge offs in our rent-to-own stores due to customer stolen merchandise, expressed as a percentage of rental store revenues, were approximately 2.6% in 2011 as compared to 2.3% in 2010. Salaries and other expenses expressed as a percentage of total store revenue decreased to 55.9% in 2011 from 57.1% in 2010 due to continued efforts to decrease labor and other store-related expenses.

General and Administrative Expenses. The amounts and percentages that follow have been adjusted for the reclassification of stock-based compensation expense discussed in Note A to the financial statements. General and administrative expenses increased by $11.1 million, or 8.6%, to $140.6 million in 2011 as compared to $129.5 million in 2010. This increase was primarily the result of an increase in expenses associated with the expansion of our RAC Acceptance and International segments. General and administrative expenses expressed as a percentage of total revenue increased to 4.9% in 2011 from 4.7% in 2010.

Amortization and Write-Down of Intangibles. Amortization of intangibles increased by $1.4 million, or 43.7%, to $4.7 million in 2011 from $3.3 million in 2010. This increase was primarily attributable to an increase in amortization of vendor relationships and customer contracts recorded as a result of the 2010 acquisition of The Rental Store, Inc., partially offset by a decrease in the write-down of goodwill for stores sold or closed in 2011 as compared to 2010.

Operating Profit. Operating profit decreased by $10.6 million, or 3.5%, to $293.2 million in 2011 as compared to $303.8 million in 2010. Operating profit as a percentage of total revenue decreased to 10.2% in 2011 from 11.1% for 2010. These decreases were primarily attributable to $13.9 million of restructuring charges in 2011 for the closure of eight Home Choice stores in Illinois and 24 RAC Limited locations within third-party grocery stores, the closure of 26 core rent-to-own stores following the sale of all customer accounts at those locations, post-acquisition lease terminations related to the acquisitions of The Rental Store, Inc. and 58 rent-to-own stores, and an increase in expenses associated with our 2011 expansion of the RAC Acceptance and International segments. Operating profit was favorably impacted by increased gross profit as discussed above.

Interest Expense. Interest expense increased by $10.4 million, or 39.1%, to $37.2 million in 2011 as compared to $26.8 million in 2010. This increase was primarily attributable to the interest associated with our senior notes issued in the fourth quarter of 2010 and an increase in our weighted average interest rate to 5.41% in 2011 from 4.62% in 2010 due to an increase in the Eurodollar rate in 2011 as compared to 2010, partially offset by a decrease in our senior term loans outstanding in 2011 as compared to 2010.

Income Tax Expense. Our effective income tax rate was 35.8% and 37.5% for 2011 and 2010, respectively. The 2011 provision for income taxes was less than 2010 due primarily to our evaluation of the realizability of certain deferred tax assets and adjustments to our liability for unrecognized tax benefits.

Net Earnings and Earnings per Share. Net earnings decreased by $7.0 million, or 4.1%, to $164.6 million in 2011 as compared to $171.6 million in 2010. This decrease was primarily attributable to a decrease in operating profit and an increase in interest expense, partially offset by a decrease in income tax expense in 2011 as compared to 2010. Diluted earnings per share in 2011 were $2.66 compared to $2.60 in 2010. The increase was due primarily to a decrease in the share base driven by the repurchase of approximately 5.9 million shares throughout 2011.

Quarterly Results

The following table contains certain unaudited historical financial information for the quarters indicated.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share data)			
Year Ended December 31, 2012				
Revenues	$ 835,254	$ 749,698	$ 739,314	$ 758,380
Gross profit	560,417	526,973	519,341	527,186
Operating profit	92,034	79,027	68,113	79,298
Net earnings	51,941	44,182	39,910	47,459
Basic earnings per common share	$ 0.88	$ 0.75	$ 0.68	$ 0.81
Diluted earnings per common share	$ 0.87	$ 0.74	$ 0.67	$ 0.81
Cash dividends paid per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share data)			
Year Ended December 31, 2011				
Revenues	$ 742,178	$ 698,253	$ 704,271	$ 737,482
Gross profit	523,148	506,355	505,724	517,289
Operating profit	80,419	73,152	57,796	81,790
Net earnings	44,230	39,888	31,224	49,295
Basic earnings per common share	$ 0.70	$ 0.64	$ 0.52	$ 0.84
Diluted earnings per common share	$ 0.69	$ 0.63	$ 0.52	$ 0.83
Cash dividends paid per common share	$ 0.06	$ 0.06	$ 0.16	$ 0.16

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share data)			
Year Ended December 31, 2010				
Revenues	$ 718,419	$ 671,543	$ 664,580	$ 677,090
Gross profit	513,000	497,665	490,013	494,994
Operating profit	88,703	82,831	69,393	62,842
Net earnings	51,461	47,830	40,497	31,854
Basic earnings per common share	$ 0.78	$ 0.73	$ 0.62	$ 0.50
Diluted earnings per common share	$ 0.77	$ 0.72	$ 0.62	$ 0.49
Cash dividends paid per common share	$ —	$ —	$ 0.06	$ 0.06

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(As a percentage of revenues)			
Year Ended December 31, 2012				
Revenues	100.0%	100.0%	100.0%	100.0%
Gross profit	67.1	70.3	70.2	69.5
Operating profit	11.0	10.5	9.2	10.5
Net earnings	6.2	5.9	5.4	6.3

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(As a percentage of revenues)			
Year Ended December 31, 2011				
Revenues	100.0%	100.0%	100.0%	100.0%
Gross profit	70.5	72.5	71.8	70.1
Operating profit	10.8	10.5	8.2	11.1
Net earnings	6.0	5.7	4.4	6.7

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(As a percentage of revenues)			
Year Ended December 31, 2010				
Revenues	100.0%	100.0%	100.0%	100.0%
Gross profit	71.4	74.1	73.7	73.1
Operating profit	12.3	12.3	10.4	9.3
Net earnings	7.2	7.1	6.1	4.7

Liquidity and Capital Resources

Overview. For the year ended December 31, 2012, we generated $217.9 million in operating cash flow. In addition to funding operating expenses, we used $102.5 million in cash for capital expenditures, $61.9 million for common stock repurchases, $53.2 million to pay down debt, and paid cash dividends of $37.9 million. We ended the year with $61.1 million in cash and cash equivalents.

Analysis of Cash Flow. Cash provided by operating activities decreased by $68.7 million to $217.9 million in 2012 from $286.6 million in 2011. This decrease was primarily attributable to the net changes in operating assets and liabilities, including the receipt in 2011 of approximately $113.0 million in refunds of taxes that were paid in 2010 prior to the enactment of the Small Business Jobs Act of 2010 (the "2010 Jobs Act").

Cash used in investing activities decreased by $48.5 million to $110.7 million in 2012 from $159.2 million in 2011. This decrease in 2012 as compared to 2011 was primarily attributable to a decrease in both capital expenditures and acquisitions of businesses.

Cash used in financing activities increased by $24.6 million to $134.5 million in 2012 from $109.8 million in 2011. The $102.3 million decrease in repurchases of our common stock was more than offset by our net payment of outstanding debt of $53.2 million in 2012 compared to net financing of $39.6 million in 2011, increased payment of dividends and decreased stock option exercises.

Liquidity Requirements. Our primary liquidity requirements are for rental merchandise purchases, implementation of our growth strategies, capital expenditures and debt service. Our primary sources of liquidity have been cash provided by operations and borrowings. In the future, to provide any additional funds necessary for the continued operations and expansion of our business, we may incur from time to time additional short-term or long-term bank indebtedness and may issue, in public or private transactions, equity and debt securities. The availability and attractiveness of any outside sources of financing will depend on a number of factors, some of which relate to our financial condition and performance, and some of which are beyond our control, such as prevailing interest rates and general financing and economic conditions. The global financial markets continue to experience volatility and adverse conditions and such conditions in the capital markets may affect our ability to access additional sources of financing. There can be no assurance that additional financing will be available, or if available, that it will be on terms we find acceptable.

We believe the cash flow generated from operations, together with amounts available under our senior credit facilities, will be sufficient to fund our liquidity requirements as discussed above during the next twelve months. Our revolving credit facilities, including our $20.0 million line of credit at Intrust Bank, provide us with revolving loans in an aggregate principal amount not exceeding $520.0 million, of which $232.7 million was available at February 18, 2013. At February 18, 2013, we had $77.8 million in cash. To the extent we have available cash that is not necessary to fund the items listed above, we may declare and pay dividends on our common stock, repurchase additional shares of our common stock, or make additional payments to service our existing debt. While our operating cash flow has been strong and we expect this strength to continue, our liquidity could be negatively impacted if we do not remain as profitable as we expect.

A change in control would result in an event of default under our senior credit facilities which would allow our lenders to accelerate the indebtedness owed to them. In addition, if a change in control occurs, we may be required to offer to repurchase all of our outstanding senior unsecured notes at 101% of their principal amount, plus accrued interest to the date of repurchase. Our senior credit facilities restrict our ability to repurchase the senior unsecured notes, including in the event of a change in control. In the event a change in control occurs, we cannot be sure we would have enough funds to immediately pay our accelerated senior credit facility and senior note obligations or that we would be able to obtain financing to do so on favorable terms, if at all.

Deferred Taxes. On February 17, 2009, President Obama signed into law the 2009 Recovery Act which extended the bonus depreciation provision of the 2008 Stimulus Act by continuing the bonus first-year depreciation deduction of 50% of the adjusted basis of qualified property placed in service during 2009.

On September 27, 2010, President Obama signed into law the 2010 Jobs Act which again extended the bonus depreciation provision of the 2008 Stimulus Act by continuing the bonus first-year depreciation deduction of 50% of the adjusted basis on qualified property place in service during 2010.

On December 17, 2010, President Obama signed into law the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010 which enacted 100% bonus depreciation on assets purchased after September 8, 2010 and before January 1, 2012. This act also provided 50% bonus depreciation on assets purchased between January 1, 2012 and December 31, 2012.

Benefits associated with the tax acts discussed above are now reversing and had a negative effect on our 2012 cash flow. We estimate the negative effect of these acts to be $79 million; $40 million of this tax liability will be offset with the deferred benefit from a prior year, resulting in net cash flow usage of $39 million. We estimate that the remaining tax deferral associated with these acts approximates $187 million at December 31, 2012, of which approximately 68%, or $127 million will reverse in 2013 and the remainder will reverse between 2014 and 2015.

On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 (the "2012 Act"). The Work Opportunity Tax Credit and Empowerment Zone Employment Credits, as well as the Research and Development Credit were extended retroactive to January 1, 2012. The benefit associated with these credits is approximately $2.2 million; due to the 2012 Act's enactment in 2013, the benefit will be recognized in the first quarter of 2013. This act also extended 50% bonus depreciation through December 31, 2013, which will result in a cash flow benefit of approximately $132 million in 2013. This benefit will offset the $127 million reversion from the prior bonus depreciation acts listed above for a net benefit of approximately $5 million in 2013.

Merchandise Inventory. A reconciliation of merchandise inventory, which includes purchases, follows:

	December 31,		
	2012	2011	2010
	(In thousands)		
Beginning merchandise value	$ 957,290	$ 842,271	$ 754,067
Inventory additions through acquisitions	4,380	6,023	27,325
Purchases	1,070,308	993,598	848,004
Depreciation of rental merchandise	(622,261)	(556,945)	(506,854)
Cost of goods sold	(265,791)	(226,688)	(187,436)
Skips and stolens	(87,193)	(76,286)	(62,983)
Other inventory deletions[(1)]	(32,188)	(24,683)	(29,852)
ENDING MERCHANDISE VALUE	$ 1,024,545	$ 957,290	$ 842,271

(1) Other inventory deletions include loss/damage waiver claims and unrepairable and missing merchandise, as well as acquisition write-offs.

Capital Expenditures. We make capital expenditures in order to maintain our existing operations as well as for new capital assets in new and acquired stores. We spent $102.5 million, $132.7 million and $93.0 million on capital expenditures in the years 2012, 2011 and 2010, respectively, and expect to spend an aggregate of approximately $120 million in 2013. The fluctuation in capital expenditures for 2011 through 2013 is primarily related to the timing of our investments in the development of new point of sale systems and processes designed to further enhance our management information system, our international and domestic expansion and costs associated with scheduled store reimaging.

Acquisitions and New Location Openings. During 2012, we used approximately $13.3 million in cash acquiring locations and accounts in 19 separate transactions.

The table below summarizes the location activity for the years ended December 31, 2012, 2011and 2010.

	Year Ended December 31, 2012				
	Core U.S.	RAC Acceptance	International	ColorTyme	Total
Locations at beginning of period	2,994	750	80	216	4,040
New location openings	35	325	45	18	423
Acquired locations remaining open	6	—	—	—	6
Closed locations					
Merged with existing locations	40	95	1	—	136
Sold or closed with no surviving location	5	14	16	10	45
Locations at end of period	2,990	966	108	224	4,288
Acquired locations closed and accounts merged with existing locations	31	—	—	—	31
TOTAL APPROXIMATE PURCHASE PRICE (in millions)	$ 13.3	$ —	$ —	$ —	$ 13.3

	Year Ended December 31, 2011				
	Core U.S.	RAC Acceptance	International	ColorTyme	Total
Locations at beginning of period	2,985	384	23	209	3,601
New location openings	52	445	57	10	564
Acquired locations remaining open	26	5	—	3	34
Closed locations					
Merged with existing locations	28	63	—	—	91
Sold or closed with no surviving location	41	21	—	6	68
Locations at end of period	**2,994**	**750**	**80**	**216**	**4,040**
Acquired locations closed and accounts merged with existing locations	71	—	—	—	71
TOTAL APPROXIMATE PURCHASE PRICE *(in millions)*	**$ 26.4**	**$ 0.3**	**$ —**	**$ —**	**$ 26.7**

	Year Ended December 31, 2010				
	Core U.S.	RAC Acceptance	International	ColorTyme	Total
Locations at beginning of period	2,989	82	18	210	3,299
New location openings	29	160	5	12	206
Acquired locations remaining open	3	158	—	1	162
Closed locations					
Merged with existing locations	26	1	—	—	27
Sold or closed with no surviving location	10	15	—	14	39
Locations at end of period	**2,985**	**384**	**23**	**209**	**3,601**
Acquired locations closed and accounts merged with existing locations	14	—	—	—	14
TOTAL APPROXIMATE PURCHASE PRICE *(in millions)*	**$ 3.4**	**$ 71.0**	**$ —**	**$ —**	**$ 74.4**

The profitability of our Core U.S. stores tends to grow at a slower rate approximately five years after entering our system. As a result of the increasing maturity of our store base, in order for us to show improvements in our profitability, it is important for us to open stores in new locations as well as increase revenue in our existing stores. We intend to accomplish such revenue growth by acquiring customer accounts on favorable terms, and seeking additional distribution channels for our products and services. We cannot assure you that we will be able to acquire customer accounts on favorable terms, or at all, or that we will be able to maintain the revenue from any such acquired customer accounts at the rates we expect, or at all. We also cannot assure you that we will be successful in identifying additional distribution channels for our products and services, or that such operations will be as profitable as we expect, or at all.

Senior Credit Facilities. Our $750.0 million senior credit facilities consist of a $250.0 million, five-year term loan and a $500.0 million, five-year revolving credit facility.

The table below shows the scheduled maturity dates of our senior term loan outstanding at December 31, 2012.

Year Ending December 31,	*(In thousands)*
2013	$ 25,000
2014	25,000
2015	25,000
2016	137,500
	$ 212,500

The full amount of the revolving credit facility may be used for the issuance of letters of credit, of which $109.6 million had been so utilized as of February 18, 2013, at which date $175.0 million was outstanding and $215.4 million was available. The revolving credit facility and the term loan expire on July 14, 2016.

Borrowings under our senior credit facility accrue interest at varying rates equal to, at our election, either (y) the prime rate plus 0.50% to 1.50%; or (z) the Eurodollar rate plus 1.50% to 2.50%. Interest periods range from seven days (for borrowings under the revolving credit facility only) to one, two, three or six months, at our election. The weighted average Eurodollar rate on our outstanding debt was 0.21% at February 18, 2013. The margins on the Eurodollar rate and on the prime rate, which were 1.75% and 0.75%, respectively, at December 31, 2012, may fluctuate dependent upon an increase or decrease in our consolidated leverage ratio as defined by a pricing grid included in the amended credit agreement. We have not entered into any interest rate protection agreements with respect to term loans under our senior credit facilities. A commitment fee equal to 0.30% to 0.50% of the average daily amount of the available revolving commitment is payable quarterly.

Our senior credit facilities are secured by a security interest in substantially all of our tangible and intangible assets, including intellectual property. Our senior credit facilities are also secured by a pledge of the capital stock of our wholly-owned U.S. subsidiaries (other than certain specified subsidiaries).

Our senior credit facilities contain, without limitation, covenants that generally limit our ability to:

- incur additional debt in excess of $250.0 million at any one time outstanding (other than subordinated debt, which is generally permitted if the maturity date is later than July 14, 2017);
- repurchase our capital stock and 6 ⅝% notes and pay cash dividends in the event the pro forma senior leverage ratio is greater than 2.50x;
- incur liens or other encumbrances;
- merge, consolidate or sell substantially all our property or business;
- sell assets, other than inventory, in the ordinary course of business;
- make investments or acquisitions unless we meet financial tests and other requirements;
- make capital expenditures in the event the pro forma consolidated leverage ratio is greater than 2.75x; or
- enter into an unrelated line of business.

Our senior credit facilities require us to comply with several financial covenants. The table below shows the required and actual ratios under our credit facilities calculated as of December 31, 2012:

	Required Ratio		Actual Ratio
Maximum consolidated leverage ratio	No greater than	3.25:1	1.64:1
Minimum fixed charge coverage ratio	No less than	1.35:1	1.68:1

These financial covenants, as well as the related components of their computation, are defined in the amended and restated credit agreement governing our senior credit facility, which is included as an exhibit to our Current Report on Form 8-K dated as of July 14, 2011. In accordance with the credit agreement, the maximum consolidated leverage ratio was calculated by dividing the consolidated funded debt outstanding at December 31, 2012 ($651.4 million) by consolidated EBITDA for the year ended December 31, 2012 ($397.7 million). For purposes of the covenant calculation, (i) "consolidated funded debt" is defined as outstanding indebtedness less cash in excess of $25.0 million, and (ii) "consolidated EBITDA" is generally defined as consolidated net income (a) plus the sum of income taxes, interest expense, depreciation and amortization expense, extraordinary non-cash expenses or losses, and other non-cash charges, and (b) minus the sum of interest income, extraordinary income or gains, other non-cash income, and cash payments with respect to extraordinary non-cash expenses or losses recorded in prior fiscal quarters. Consolidated EBITDA is a non-GAAP financial measure that is presented not as a measure of operating results, but rather as a measure used to determine covenant compliance under our senior credit facilities.

The minimum fixed charge coverage ratio was calculated pursuant to the credit agreement by dividing consolidated EBITDA for the year ended December 31, 2012 as adjusted for certain capital expenditures ($553.4 million), by consolidated fixed charges for the year ended December 31, 2012 ($329.7 million). For purposes of the covenant calculation, "consolidated fixed charges" is defined as the sum of interest expense, lease expense, cash dividends, and mandatory debt repayments.

Events of default under our senior credit facilities include customary events, such as a cross-acceleration provision in the event that we default on other debt. In addition, an event of default under the senior credit facility would occur if a change of control occurs. This is defined to include the case where a third party becomes the beneficial owner of 35% or more of our voting stock or certain changes in Rent-A-Center's Board of Directors occurs. An event of default would also occur if one or more judgments were entered against us of $50.0 million or more and such judgments were not satisfied or bonded pending appeal within 30 days after entry.

We utilize our revolving credit facility for the issuance of letters of credit, as well as to manage normal fluctuations in operational cash flow caused by the timing of cash receipts. In that regard, we may from time to time draw funds under the revolving credit facility for general corporate purposes. The funds drawn on individual occasions have varied in amounts of up to $100.0 million, which occurred at the date we refinanced our senior secured debt, with total amounts outstanding ranging up to $221.0 million. Amounts are drawn as needed due to the timing of cash flows and are generally paid down as cash is generated by our operating activities.

6 ⅝% Senior Notes. On November 2, 2010, we issued $300.0 million in senior unsecured notes due November 2020, bearing interest at 6 ⅝%, pursuant to an indenture dated November 2, 2010, among Rent-A-Center, Inc., its subsidiary guarantors and The Bank of New York Mellon Trust Company, as trustee. A portion of the proceeds of this offering were used to repay approximately $200.0 million of outstanding term debt under our senior credit facility. The remaining net proceeds were used to repurchase shares of our common stock.

The 2010 indenture contains covenants that limit our ability to:

- incur additional debt;
- sell assets or our subsidiaries;
- grant liens to third parties;
- pay cash dividends or repurchase stock; and
- engage in a merger or sell substantially all of our assets.

Events of default under the 2010 indenture include customary events, such as a cross-acceleration provision in the event that we default in the payment of other debt due at maturity or upon acceleration for default in an amount exceeding $50.0 million, as well as in the event a judgment is entered against us in excess of $50.0 million that is not discharged, bonded or insured.

The 6 ⅝% notes may be redeemed on or after November 15, 2015, at our option, in whole or in part, at a premium declining from 103.313%. The 6 ⅝% notes may be redeemed on or after November 15, 2018, at our option, in whole or in part, at par. The 6 ⅝% notes also require that upon the occurrence of a change of control (as defined in the 2010 indenture), the holders of the notes have the right to require us to repurchase the notes at a price equal to 101% of the original aggregate principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. This would trigger an event of default under our senior credit facilities. We are not required to maintain any financial ratios under the 2010 indenture.

Store Leases. We lease space for substantially all of our Core U.S. and International stores and certain support facilities under operating leases expiring at various times through 2023. Most of our store leases are five year leases and contain renewal options for additional periods ranging from three to five years at rental rates adjusted according to agreed-upon formulas.

ColorTyme Guarantees. Our subsidiary, ColorTyme Finance, Inc., is a party to an agreement with Citibank, N.A., pursuant to which Citibank provides up to $30.0 million in aggregate financing to qualifying franchisees of ColorTyme. Under the Citibank agreement, upon an event of default by the franchisee under agreements governing this financing and upon the occurrence of certain other events, Citibank can assign the loans and the collateral securing such loans to ColorTyme Finance, with ColorTyme Finance paying or causing to be paid the outstanding debt to Citibank and then succeeding to the rights of Citibank under the debt agreements, including the right to foreclose on the collateral. Rent-A-Center and ColorTyme Finance guarantee the obligations of the franchise borrowers under the Citibank facility. An additional $20.0 million of financing is provided by Texas Capital Bank, National Association ("Texas Capital Bank") under an agreement similar to the Citibank financing, which is guaranteed by Rent-A-Center East, Inc., a subsidiary of Rent-A-Center. The maximum guarantee obligations under these agreements, excluding the effects of any amounts that could be recovered under collateralization provisions, is $50.0 million, of which $24.9 million was outstanding as of December 31, 2012.

Contractual Cash Commitments. The table below summarizes debt, lease and other minimum cash obligations outstanding as of December 31, 2012:

Contractual Cash Obligations *(In thousands)*	**Payments Due by Period** Total	2013	2014-2015	2016-2017	Thereafter
Senior Debt (including current portion)	$ 387,500[1]	$ 25,000	$ 50,000	$ 312,500	$ —
6 5/8% Senior Notes[2]	458,998	19,876	39,750	39,750	359,622
Operating Leases	573,563	183,183	274,390	110,955	5,035
TOTAL[3]	**$ 1,420,061**	**$ 228,059**	**$ 364,140**	**$ 463,205**	**$ 364,657**

(1) *Amount referenced does not include interest payments. Our senior credit facilities bear interest at varying rates equal to the Eurodollar rate plus 1.5% to 2.5% or the prime rate plus 0.5% to 1.5% at our election. The weighted average Eurodollar rate on our outstanding debt at December 31, 2012 was 0.21%.*

(2) *Includes interest payments of $9.9 million on each of May 15 and November 15 of each year.*

(3) *As of December 31, 2012, we have $10.2 million in uncertain tax positions. Because of the uncertainty of the amounts to be ultimately paid as well as the timing of such payments, uncertain tax positions are not reflected in the contractual obligations table.*

Repurchases of Outstanding Securities. Under our current common stock repurchase program, our Board of Directors has authorized the purchase, from time to time, in the open market and privately negotiated transactions, up to an aggregate of $1.0 billion of Rent-A-Center common stock. As of December 31, 2012, we had purchased a total of 31,120,279 shares of Rent-A-Center common stock for an aggregate purchase price of $777.3 million under this common stock repurchase program. Through the twelve months ended December 31, 2012, we repurchased a total of 1,797,526 shares for $61.9 million in cash.

Economic Conditions. Although our performance has not suffered in previous economic downturns, we cannot assure you that demand for our products, particularly in higher price ranges, will not significantly decrease in the event of a prolonged recession. Fluctuations in our current and potential customers' monthly disposable income or high levels of unemployment could adversely impact our results of operations.

Seasonality. Our revenue mix is moderately seasonal, with the first quarter of each fiscal year generally providing higher merchandise sales than any other quarter during a fiscal year, primarily related to federal income tax refunds. Generally, our customers will more frequently exercise the early purchase option on their existing rental purchase agreements or purchase pre-leased merchandise off the showroom floor during the first quarter of each fiscal year. Furthermore, we tend to experience slower growth in the number of rental purchase agreements in the third quarter of each fiscal year when compared to other quarters throughout the year. We expect these trends to continue in the future.

Effect of New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standards setting bodies that we adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of any other recently issued standards that are not yet effective are either not applicable to us at this time or will not have a material impact on our consolidated financial statements upon adoption.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

As of December 31, 2012, we had $300.0 million in senior notes outstanding at a fixed interest rate of 6 5/8%, $212.5 million outstanding in term loans and $175.0 million outstanding on our revolving credit facility at interest rates indexed to the Eurodollar rate. The fair value of the 6 5/8% senior notes, based on the closing price at December 31, 2012, was $327.0 million. Carrying value approximates fair value for all other indebtedness.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates. Our primary market risk exposure is fluctuations in interest rates. Monitoring and managing this risk is a continual process carried out by our senior management. We manage our market risk based on an ongoing assessment of trends in interest rates and economic developments, giving consideration to possible effects on both total return and reported earnings. As a result of such assessment, we may enter into swap contracts or other interest rate protection agreements from time to time to mitigate this risk.

Interest Rate Risk

We have senior credit facilities with variable interest rates indexed to prime or Eurodollar rates that exposes us to the risk of increased interest costs if interest rates rise. As of December 31, 2012, we have not entered into any interest rate swap agreements. The credit markets have experienced adverse conditions, including wide fluctuations in rates. Such volatility in the credit markets could increase the costs associated with our existing long-term debt. Based on our overall interest rate exposure at December 31, 2012, a hypothetical 1.0% increase or decrease in interest rates would have the effect of causing a $3.9 million additional pre-tax charge or credit to our statement of earnings.

Foreign Currency Translation

We are exposed to market risk from foreign exchange rate fluctuations of the Mexican peso and Canadian dollar to the U.S. dollar as the financial position and operating results of our stores in those countries are translated into U.S. dollars for consolidation. Resulting translation adjustments are recorded as a separate component of stockholders' equity.

ITEM 8. Financial Statements and Supplementary Data

Index to Financial Statements

Reports of Independent Registered Public Accounting Firm 28

Management's Annual Report on Internal Control over Financial Reporting 30

Consolidated Statements of Earnings 31

Statements of Comprehensive Income 32

Consolidated Balance Sheets 32

Consolidated Statement of Stockholders' Equity 33

Consolidated Statements of Cash Flows 34

Notes to Consolidated Financial Statements 35

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Rent-A-Center, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Rent-A-Center, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rent-A-Center, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 25, 2013, expressed an unqualified opinion.

/s/ Grant Thornton LLP

Dallas, Texas

February 25, 2013

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Rent-A-Center, Inc. and Subsidiaries

We have audited the internal control over financial reporting of Rent-A-Center, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control —Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012, and our report dated February 25, 2013, expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton LLP
Dallas, Texas
February 25, 2013

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control system was designed to provide reasonable assurance to management and the Company's Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. A system of internal control may become inadequate over time because of changes in conditions, or deterioration in the degree of compliance with the policies or procedures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2012, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles based on such criteria.

Grant Thornton LLP, the Company's independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting. This report appears on page 29.

Consolidated Statements of Earnings

	Year Ended December 31,		
	2012	2011	2010
	(In thousands, except per share data)		
Revenues			
Store			
Rentals and fees	$ 2,654,081	$ 2,496,863	$ 2,335,496
Merchandise sales	300,077	259,796	220,329
Installment sales	68,356	68,617	63,833
Other	16,391	17,925	76,542
Franchise			
Merchandise sales	38,427	33,972	30,575
Royalty income and fees	5,314	5,011	4,857
	3,082,646	2,882,184	2,731,632
Cost of revenues			
Store			
Cost of rentals and fees	646,090	570,493	519,282
Cost of merchandise sold	241,219	201,854	164,133
Cost of installment sales	24,572	24,834	23,303
Franchise cost of merchandise sold	36,848	32,487	29,242
	948,729	**829,668**	**735,960**
Gross profit	2,133,917	2,052,516	1,995,672
Operating expenses			
Salaries and other expenses	1,661,056	1,590,009	1,540,203
General and administrative expenses	148,500	140,612	129,507
Amortization and write-down of intangibles	5,889	4,675	3,254
Restructuring charge	—	13,943	—
Impairment charge	—	7,320	18,939
Litigation expense (credit)	—	2,800	—
	1,815,445	1,759,359	1,691,903
Operating profit	318,472	293,157	303,769
Finance charges from refinancing	—	—	3,100
Interest expense	32,065	37,234	26,766
Interest income	(842)	(627)	(854)
Earnings before income taxes	**287,249**	**256,550**	**274,757**
Income tax expense	103,757	91,913	103,115
NET EARNINGS	**$ 183,492**	**$ 164,637**	**$ 171,642**
Basic earnings per common share	$ 3.11	$ 2.69	$ 2.64
Diluted earnings per common share	$ 3.09	$ 2.66	$ 2.60
Cash dividends paid per common share	$ 0.64	$ 0.44	$ 0.12

See accompanying notes to consolidated financial statements.

Statements of Comprehensive Income

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Net earnings	$ 183,492	$ 164,637	$ 171,642
Other comprehensive income (loss):			
Foreign currency translation adjustments	2,775	(3,992)	950
Total other comprehensive income (loss)	2,775	(3,992)	950
COMPREHENSIVE INCOME	**$ 186,267**	**$ 160,645**	**$ 172,592**

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

	December 31,	
	2012	2011
	(In thousands, except share and par value data)	
ASSETS		
Cash and cash equivalents	$ 61,087	$ 88,065
Receivables, net of allowance for doubtful accounts of $6,917 in 2012 and $8,100 in 2011	48,822	48,221
Prepaid expenses and other assets	71,963	69,326
Rental merchandise, net		
On rent	821,887	766,425
Held for rent	198,917	186,768
Merchandise held for installment sale	3,741	4,097
Property assets, net	309,800	287,621
Goodwill, net	1,344,665	1,339,125
Other intangible assets, net	8,223	11,730
	$ 2,869,105	**$ 2,801,378**
LIABILITIES		
Accounts payable — trade	$ 99,566	$ 105,064
Accrued liabilities	309,066	298,719
Deferred income taxes	303,110	297,711
Senior debt	387,500	440,675
Senior notes	300,000	300,000
	1,399,242	**1,442,169**
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 250,000,000 shares authorized; 108,530,911 and 107,799,899 shares issued in 2012 and 2011, respectively	1,085	1,077
Additional paid-in capital	784,725	757,933
Retained earnings	1,812,293	1,669,389
Treasury stock, 50,495,378 and 48,697,852 shares at cost in 2012 and 2011, respectively	(1,130,268)	(1,068,443)
Accumulated other comprehensive income (loss)	2,028	(747)
	1,469,863	1,359,209
	$ 2,869,105	**$ 2,801,378**

See accompanying notes to consolidated financial statements.

Consolidated Statement of Stockholders' Equity

FOR THE THREE YEARS ENDED DECEMBER 31, 2012 *(In thousands)*

	Common Stock		Additional			Accumulated Other	
	Shares	Amount	Paid-In Capital	Retained Earnings	Treasury Stock	Comprehensive Income	Total
BALANCE AT JANUARY 1, 2010	**104,911**	**$ 1,049**	**$ 686,592**	**$ 1,377,332**	**$ (819,754)**	**$ 2,295**	**$ 1,247,514**
Net earnings	—	—	—	171,642	—	—	171,642
Other comprehensive income	—	—	—	—	—	950	950
Purchase of treasury stock (3,585 shares)	—	—	(72)	—	(84,520)	—	(84,592)
Exercise of stock options	1,080	11	19,029	—	—	—	19,040
Tax benefits related to exercise of stock options	—	—	2,974	—	—	—	2,974
Stock-based compensation	—	—	4,123	—	—	—	4,123
Dividends declared	—	—	—	(7,804)	—	—	(7,804)
Other	—	—	(46)	(2)	—	—	(48)
BALANCE AT DECEMBER 31, 2010	**105,991**	**1,060**	**712,600**	**1,541,168**	**(904,274)**	**3,245**	**1,353,799**
Net earnings	—	—	—	164,637	—	—	164,637
Other comprehensive loss	—	—	—	—	—	(3,992)	(3,992)
Purchase of treasury stock (5,852 shares)	—	—	(116)	—	(164,169)	—	(164,285)
Exercise of stock options	1,809	17	34,893	—	—	—	34,910
Tax benefits related to exercise of stock options	—	—	7,036	—	—	—	7,036
Stock-based compensation	—	—	4,471	—	—	—	4,471
Dividends declared	—	—	—	(36,357)	—	—	(36,357)
Other	—	—	(951)	(59)	—	—	(1,010)
BALANCE AT DECEMBER 31, 2011	**107,800**	**1,077**	**757,933**	**1,669,389**	**(1,068,443)**	**(747)**	**1,359,209**
Net earnings	—	—	—	183,492	—	—	183,492
Other comprehensive income	—	—	—	—	—	2,775	2,775
Purchase of treasury stock (1,798 shares)	—	—	(35)	—	(61,825)	—	(61,860)
Exercise of stock options	604	7	14,113	—	—	—	14,120
Vesting of restricted share units	127	1	—	—	—	—	1
Tax benefits related to exercise of stock options	—	—	4,348	—	—	—	4,348
Stock-based compensation	—	—	8,366	—	—	—	8,366
Dividends declared	—	—	—	(40,588)	—	—	(40,588)
BALANCE AT DECEMBER 31, 2012	**108,531**	**$ 1,085**	**$ 784,725**	**$ 1,812,293**	**$ (1,130,268)**	**$ 2,028**	**$ 1,469,863**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Cash flows from operating activities			
Net earnings	$ 183,492	$ 164,637	$ 171,642
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation of rental merchandise	622,261	556,945	506,854
Bad debt expense	3,728	3,407	16,168
Stock-based compensation expense	8,366	4,471	4,123
Depreciation of property assets	73,361	65,214	63,410
Loss on sale or disposal of property assets	465	2,237	13,599
Amortization of intangibles	4,668	4,285	701
Amortization of financing fees	2,765	2,344	2,047
Finance charges from refinancing	—	—	3,100
Deferred income taxes	5,399	78,759	95,837
Tax benefit related to stock option exercises	(4,348)	(7,036)	(2,974)
Restructuring charge	—	13,943	—
Impairment charge	—	7,320	18,939
Changes in operating assets and liabilities, net of effects of acquisitions			
Rental merchandise	(688,865)	(670,347)	(567,733)
Receivables	(4,329)	2,262	(6,620)
Prepaid expenses and other assets	1,772	99,114	(123,649)
Accounts payable — trade	(5,498)	(20,987)	25,467
Accrued liabilities	14,661	(19,942)	(4,422)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**217,898**	**286,626**	**216,489**
Cash flows from investing activities			
Purchase of property assets	(102,453)	(132,710)	(93,007)
Proceeds from sale of property assets	4,984	208	203
Acquisitions of businesses, net of cash acquired	(13,258)	(26,747)	(74,378)
NET CASH USED IN INVESTING ACTIVITIES	**(110,727)**	**(159,249)**	**(167,182)**
Cash flows from financing activities			
Purchase of treasury stock	(61,860)	(164,169)	(84,520)
Exercise of stock options	14,121	34,910	19,040
Tax benefit related to stock option exercises	4,348	7,036	2,974
Payments on capital leases	(27)	(285)	(979)
Issuance of senior notes	—	—	300,000
Proceeds from debt	606,570	982,825	92,230
Repayments of debt	(659,745)	(943,264)	(402,274)
Dividends paid	(37,866)	(26,891)	(7,804)
NET CASH USED IN FINANCING ACTIVITIES	**(134,459)**	**(109,838)**	**(81,333)**
Effect of exchange rate changes on cash	310	(201)	950
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(26,978)**	**17,338**	**(31,076)**
Cash and cash equivalents at beginning of year	88,065	70,727	101,803
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 61,087**	**$ 88,065**	**$ 70,727**
Supplemental cash flow information			
Cash paid during the year for:			
Interest	$ 31,574	$ 35,609	$ 20,569
Income taxes (excludes $4,169, $113,202 and $330 of income taxes refunded in 2012, 2011 and 2010, respectively)	$ 88,873	$ 10,522	$ 124,065

See accompanying notes to consolidated financia statements.

Notes to Consolidated Financial Statements

NOTE A Summary of Accounting Policies and Nature of Operations

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation and Nature of Operations

These financial statements include the accounts of Rent-A-Center, Inc., and its direct and indirect subsidiaries. All intercompany accounts and transactions have been eliminated. Unless the context indicates otherwise, references to "Rent-A-Center" refer only to Rent-A-Center, Inc., the parent, and references to "we," "us" and "our" refer to the consolidated business operations of Rent-A-Center and any or all of its direct and indirect subsidiaries. We report four operating segments: Core U.S., RAC Acceptance, International and ColorTyme.

Our Core U.S. segment consists of leasing household durable goods to customers on a rent-to-own basis. We also offer merchandise on an installment sales basis in certain of our stores. At December 31, 2012, we operated 2,990 company-owned stores nationwide and in Puerto Rico, including 41 retail installment sales stores under the names "Get It Now" and "Home Choice."

Our RAC Acceptance segment generally offers the rent-to-own transaction to consumers who do not qualify for financing from the traditional retailer through kiosks located within such retailer's locations. At December 31, 2012, we operated 966 RAC Acceptance locations.

Our International segment currently consists of our company-owned rent-to-own stores in Mexico and Canada that lease household durable goods to customers on a rent-to-own basis. At December 31, 2012, we operated 90 stores in Mexico and we operated 18 stores in Canada under the name "Rent-A-Centre."

ColorTyme, Inc., an indirect wholly-owned subsidiary of Rent-A-Center, is a nationwide franchisor of rent-to-own stores. At December 31, 2012, ColorTyme had 224 franchised stores operating in 33 states. Our ColorTyme segment's primary source of revenue is the sale of rental merchandise to its franchisees, who in turn offer the merchandise to the general public for rent or purchase under a rent-to-own transaction. The balance of ColorTyme's revenue is generated primarily from royalties based on franchisees' monthly gross revenues.

From 2005 to 2010, we also offered an array of financial services in certain of our stores under the names "RAC Financial Services" and "Cash AdvantEdge." The financial services we offered included, but were not limited to, short term secured and unsecured loans, debit cards, check cashing and money transfer services. These operations are reported in the Core U.S. segment.

Rental Merchandise

Rental merchandise is carried at cost, net of accumulated depreciation. Depreciation for merchandise is generally provided using the income forecasting method, which is intended to match as closely as practicable the recognition of depreciation expense with the consumption of the rental merchandise, and assumes no salvage value. The consumption of rental merchandise occurs during periods of rental and directly coincides with the receipt of rental revenue over the rental purchase agreement period. Under the income forecasting method, merchandise held for rent is not depreciated and merchandise on rent is depreciated in the proportion of rents received to total rents provided in the rental contract, which is an activity-based method similar to the units of production method. We depreciate merchandise held for rent (except for computers and tablets) that is at least 270 days old and held for rent for at least 180 consecutive days using the straight-line method for a period generally not to exceed 20 months.

On computers and tablets that are 24 months old or older and which have become idle, depreciation is recognized using the straight-line method for a period of at least six months, generally not to exceed an aggregate depreciation period of 30 months.

Rental merchandise which is damaged and inoperable is expensed when such impairment occurs. If a customer does not return the merchandise or make payment, the remaining book value of the rental merchandise associated with delinquent accounts is generally charged off on or before the 90th day following the time the account became past due in the Core U.S. and International segments, and on or before the 120th day in the RAC Acceptance segment. We maintain a reserve for these expected expenses. In addition, any minor repairs made to rental merchandise are expensed at the time of the repair.

Cash Equivalents

Cash equivalents include all highly liquid investments with an original maturity of three months or less. We maintain cash and cash equivalents at several financial institutions, which at times may not be federally insured or may exceed federally insured limits. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risks on such accounts.

Revenue

Merchandise is rented to customers pursuant to rental purchase agreements which provide for weekly, semi-monthly or monthly rental terms with non-refundable rental payments. Generally, the customer has the right to acquire title either through a purchase option or through payment of all required rentals. Rental revenue and fees are recognized over the rental term and merchandise sales revenue is recognized when the customer exercises the purchase option and pays the cash price due. Cash received prior to the period in which it should be recognized is deferred and recognized according to the rental term. Revenue is accrued for uncollected amounts due based on historical collection experience. However, the total amount of the rental purchase agreement is not accrued because the customer can terminate the rental agreement at any time and we cannot enforce collection for non-payment of future rents.

Revenue from the sale of merchandise in our retail installment stores is recognized when the installment note is signed, the customer has taken possession of the merchandise and collectability is reasonably assured.

Revenue from the sale of rental merchandise is recognized upon shipment of the merchandise to the franchisee. Franchise royalty income and fee revenue is recognized upon completion of substantially all services and satisfaction of all material conditions required under the terms of the franchise agreement.

Prior to 2011, revenue from financial services was recognized depending on the type of transaction. Fees collected on loans were recognized ratably over the term of the loan. For money orders, wire transfers, check cashing and other customer service type transactions, fee revenue was recognized at the time the service was performed.

Receivables and Allowance for Doubtful Accounts

The receivable associated with the sale of merchandise at our Get It Now and Home Choice stores generally consists of the sales price of the merchandise purchased and any additional fees for services the customer has chosen, less the customer's down payment. No interest is accrued and interest income is recognized each time a customer makes a payment, generally on a monthly basis.

Prior to 2011, our financial services business extended short-term secured and unsecured loans. The amount and length of such loans varied depending on applicable state law.

We have established an allowance for doubtful accounts for our installment notes receivable. Our policy for determining the allowance is based on historical loss experience, as well as the results of management's review and analysis of the payment and collection of the installment notes receivable within the previous year. We believe our allowance is adequate to absorb any known or probable losses. Our policy is to charge off installment notes receivable that are 90 days or more past due. Charge offs are applied as a reduction to the allowance for doubtful accounts and any recoveries of previously charged off balances are applied as an increase to the allowance for doubtful accounts. Similar procedures were followed for loan receivables until the discontinuation of our financial services business.

The majority of ColorTyme's accounts receivable relate to amounts due from franchisees. Credit is extended based on an evaluation of a franchisee's financial condition and collateral is generally not required. Accounts receivable are due within 30 days and are stated at amounts due from franchisees net of an allowance for doubtful accounts. Accounts that are outstanding longer than the contractual payment terms are considered past due. ColorTyme determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, ColorTyme's previous loss history, the franchisee's current ability to pay its obligation to ColorTyme, and the condition of the general economy and the industry as a whole. ColorTyme writes off accounts receivable that are 120 days or more past due and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Property Assets and Related Depreciation

Furniture, equipment and vehicles are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets (generally five years) by the straight-line method. Our building is depreciated over approximately 40 years. Leasehold improvements are amortized over the useful life of the asset or the initial term of the applicable leases by the straight-line method, whichever is shorter.

We have incurred costs to develop computer software for internal use. We capitalize the costs incurred during the application development stage, which includes designing the software configuration and interfaces, coding, installation, and testing. Costs incurred during the preliminary stages along with post-implementation stages of internally developed software are expensed as incurred. Internally developed software costs, once placed in service, are amortized over various periods up to ten years.

We incur repair and maintenance expenses on our vehicles and equipment. These amounts are recognized when incurred, unless such repairs significantly extend the life of the asset, in which case we amortize the cost of the repairs for the remaining life of the asset utilizing the straight-line method.

Intangible Assets and Amortization

We record goodwill when the consideration paid for an acquisition exceeds the fair value of the identifiable net tangible and identifiable intangible assets acquired. Goodwill is not subject to amortization but must be periodically evaluated for impairment. Impairment occurs when the carrying value of goodwill is not recoverable from future cash flows. We perform an assessment of goodwill for impairment at the reporting unit level annually as of December 31 of each year, or when events or circumstances indicate that impairment may have occurred. Our reporting units are generally our reportable operating segments. Factors which could necessitate an interim impairment assessment include a sustained decline in our stock price, prolonged negative industry or economic trends and significant underperformance relative to expected historical or projected future operating results. We assess recoverability using methodologies which include the present value of estimated future cash flows and comparisons of multiples of enterprise values to earnings before interest, taxes, depreciation and amortization. The analysis is based upon available information regarding expected future cash flows and discount rates. Discount rates are based upon our cost of capital. If the carrying value exceeds the discounted fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities is less than the carrying value, we would recognize impairment charges in an amount equal to the excess of the carrying value over fair value. During the third quarter of 2012, we recorded a $1.0 million goodwill impairment charge in our International segment as a result of the sustained underperformance of certain stores located in Canada. There were no impairment charges recognized related to goodwill in 2011 or 2010.

Accounting for Impairment of Long-Lived Assets

We evaluate all long-lived assets, including intangible assets, excluding goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment is recognized when the carrying amounts of such assets cannot be recovered by the undiscounted net cash flows they will generate.

Self-Insurance Liabilities

We have self-insured retentions with respect to losses under our workers' compensation, general liability and vehicle liability insurance policies. We establish reserves for our liabilities associated with these losses by obtaining forecasts for the ultimate expected losses and estimating amounts needed to pay losses within our self-insured retentions. We make assumptions on our liabilities within our self-insured retentions using actuarial loss forecasts, company-specific development factors, general industry loss development factors, and third-party claim administrator loss estimates which are based on known facts surrounding individual claims. These assumptions incorporate expected increases in health care costs. Periodically, we reevaluate our estimate of liability within our self-insured retentions. At that time, we evaluate the adequacy of our reserves by comparing amounts reserved on our balance sheet for anticipated losses to our updated actuarial loss forecasts and third-party claim administrator loss estimates, and make adjustments to our reserves as needed.

Foreign Currency Translation

The functional currency of our foreign operations is predominantly the applicable local currency. Assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are generally translated at a daily exchange rate and equity transactions are translated using the actual rate on the day of the transaction.

Other Comprehensive Income

Other comprehensive income is comprised exclusively of our foreign currency translation adjustment.

Income Taxes

We record deferred taxes for temporary differences between the tax and financial reporting bases of assets and liabilities at the enacted tax rate expected to be in effect when taxes become payable. Income tax accounting requires management to make estimates and apply judgments to events that will be recognized in one period under rules that apply to financial reporting in a different period in our tax returns. In particular, judgment is required when estimating the value of future tax deductions, tax credits and net operating loss carryforwards (NOLs), as represented by deferred tax assets. We evaluate the recoverability of these future tax deductions and credits by assessing the future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income rely heavily on estimates. We use our historical experience and our short- and long-range business forecasts to provide insight and assist us in determining recoverability. When it is determined the recovery of all or a portion of a deferred tax asset is not likely, a valuation allowance is established. We include NOLs in the calculation of deferred tax assets. NOLs are utilized to the extent allowable due to the provisions of the Internal Revenue Code of 1986, as amended, and relevant state statutes.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely-than-no threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon the ultimate settlement with the relevant tax authority. A number of years may elapse before a particular matter, for which we have recorded a liability, is audited and effectively settled. We review our tax positions quarterly and adjust the balance as new information becomes available. We classify interest accrued related to unrecognized tax benefits as interest expense. We classify penalties, if any, as general and administrative expenses.

Sales Taxes

We apply the net basis for sales taxes imposed on our goods and services in our consolidated statements of earnings. We are required by the applicable governmental authorities to collect and remit sales taxes. Accordingly, such amounts are charged to the customer, collected and remitted directly to the appropriate jurisdictional entity.

Earnings Per Common Share

Basic earnings per common share are based upon the weighted average number of common shares outstanding during each period presented. Diluted earnings per common share are based upon the weighted average number of common shares outstanding during the period, plus, if dilutive, the assumed exercise of stock options at the beginning of the year, or for the period outstanding during the year for current year issuances.

Advertising Costs

Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expense was $74.1 million, $75.9 million and $77.3 million, for the years ended December 31, 2012, 2011 and 2010, respectively.

Stock-Based Compensation

We maintain long-term incentive plans for the benefit of certain employees, consultants and directors, which are described more fully in Note K. We recognize share-based payment awards to our employees and directors at the estimated fair value on the grant date. Determining the fair value of any share-based award requires information about several variables that include, but are not limited to, expected stock volatility over the terms of the award, expected dividend yields and the predicted employee exercise behavior. We base expected life on historical exercise and post-vesting employment-termination experience, and expected volatility on historical realized volatility trends. In addition, all stock-based compensation expense is recorded net of an estimated forfeiture rate. The forfeiture rate is based upon historical activity and is analyzed at least quarterly as actual forfeitures occur. Compensation costs are recognized net of estimated forfeitures over the requisite service period on a straight-line basis. We issue new shares to settle stock awards.

We revised the 2011 and 2010 consolidated statements of earnings to classify stock-based compensation received by employees above the district manager level that was previously reported within salaries and other expenses to general and administrative expenses to conform to the 2012 presentation. This reclassification resulted in a decrease in salaries and other expenses of $4.5 million and $3.2 million for the years ended December 31, 2011 and 2010, respectively, with a corresponding increase to general and administrative expenses. These reclassifications had no impact on net earnings or earnings per share for 2011 and 2010.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent losses and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In applying accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

New Accounting Pronouncements

In September 2011, the FASB issued Accounting Standards Update 2011-08, *Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment* ("ASU 2011-08"), which allows companies to waive comparing the fair value of a reporting unit to its carrying amount in assessing the recoverability of goodwill if, based on qualitative factors, it is not more likely than not that the fair value of a reporting unit is less than its carrying amount. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this standard has no impact on our consolidated statement of earnings, financial condition, statement of cash flows or earnings per share, and had no effect on the way we performed our annual goodwill impairment test at December 31, 2012, but it could affect the way we perform our annual goodwill impairment test in future periods.

In June 2011, the FASB issued Accounting Standards Update 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05"), which allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU did not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net earnings, and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued Accounting Standards Update 2011-12, Deferral *of the Effective Date for Amendments to the Presentation*

of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 ("ASU 2011-12"), which defers the presentation on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for annual and interim financial statements. We have added a separate consolidated statement of comprehensive income to the accompanying financial statements. There was no financial impact on our consolidated statement of earnings, financial condition, statement of cash flows or earnings per share.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Fair *Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). The amendments in this ASU generally represent clarification of Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles ("GAAP") and International Financial Reporting Standards ("IFRS"). The amendments are effective for interim and annual periods beginning after December 15, 2011, and are to be applied prospectively. The adoption of ASU 2011-04 did not have a material impact on our consolidated statement of earnings, financial condition, statement of cash flows or earnings per share.

From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that we adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of any other recently issued standards that are not yet effective are either not applicable to us at this time or will not have a material impact on our consolidated financial statements upon adoption.

NOTE B Receivables and Allowance for Doubtful Accounts

Receivables consist of the following:

	December 31, 2012	December 31, 2011
	(In thousands)	
Installment sales receivable	$ 46,753	$ 46,418
Trade and notes receivables	8,986	9,903
TOTAL	**55,739**	**56,321**
Less allowance for doubtful accounts	(6,917)	(8,100)
NET RECEIVABLES	**$ 48,822**	**$ 48,221**

The allowance for doubtful accounts related to installment sales receivable was $6.3 million and $6.4 million, and the allowance for doubtful accounts related to trade receivables was $596,000 and $1.7 million at December 31, 2012 and 2011, respectively.

Changes in our allowance for doubtful accounts are as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
		(In thousands)	
Beginning balance	$ 8,100	$ 8,673	$ 9,753
Bad debt expense	3,728	3,407	16,168
Accounts written off	(8,391)	(8,289)	(23,107)
Recoveries	3,480	4,309	5,859
ENDING BALANCE	**$ 6,917**	**$ 8,100**	**$ 8,673**

NOTE C Rental Merchandise

	December 31, 2012	December 31, 2011
	(In thousands)	
On rent		
Cost	$ 1,309,456	$ 1,210,612
Less accumulated depreciation	(487,569)	(444,187)
NET BOOK VALUE, ON RENT	**$ 821,887**	**$ 766,425**
Held for rent		
Cost	$ 250,393	$ 250,591
Less accumulated depreciation	(51,476)	(63,823)
NET BOOK VALUE, HELD FOR RENT	**$ 198,917**	**$ 186,768**

NOTE D Property Assets

	December 31, 2012	2011
	(In thousands)	
Furniture and equipment	$ 316,696	$ 281,111
Transportation equipment	12,204	16,083
Building and leasehold improvements	311,782	292,028
Land and land improvements	5,299	5,299
Construction in progress	61,858	55,210
	707,839	649,731
Less accumulated depreciation	(398,039)	(362,110)
	$ 309,800	$ 287,621

We had $54.8 million and $47.8 million of capitalized software costs included in construction in progress at December 31, 2012, and 2011 respectively. For the years ended December 31, 2012, 2011 and 2010, we placed in service internally developed software of approximately $8.4 million, $16.0 million and $20.6 million, respectively.

NOTE E Intangible Assets and Acquisitions

Intangible Assets

Amortizable intangible assets consist of the following (in thousands):

		December 31, 2012		December 31, 2011	
	Avg. Life (years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-compete agreements	3	$ 6,104	$ 6,098	$ 6,104	$ 6,091
Customer relationships	2	71,816	70,001	70,648	65,901
Vendor relationships	11	7,538	1,136	7,538	568
TOTAL		**$ 85,458**	**$ 77,235**	**$ 84,290**	**$ 72,560**

Aggregate amortization expense (in thousands):

Year Ended December 31, 2012	$ 4,668
Year Ended December 31, 2011	$ 4,285
Year Ended December 31, 2010	$ 701

Estimated amortization expense, assuming current intangible balances and no new acquisitions, for each of the years ending December 31, is as follows (in thousands):

	Estimated Amortization Expense
2013	$ 2,037
2014	920
2015	568
2016	568
2017	568
Thereafter	3,562
	$ 8,223

At December 31, 2012, the amount of goodwill allocated to the Core U.S., RAC Acceptance and International segments was approximately $1,289.2 million, $54.4 million, and $1.1 million, respectively. At December 31, 2011, the amount of goodwill allocated to the Core U.S., RAC Acceptance and International segments was approximately $1,282.6 million, $54.4 million, and $2.1 million, respectively.

During the third quarter of 2012, we recorded a $1.0 million goodwill impairment charge in our International segment as a result of the sustained underperformance of certain stores located in Canada. A summary of the changes in recorded goodwill, the remainder of which were recorded in the Core U.S. segment, follows (in thousands):

	December 31,	
	2012	2011
Gross balance as of January 1,	$ 1,339,125	$ 1,320,467
Additions from acquisitions	6,874	18,755
Goodwill related to stores sold or closed	(1,221)	(390)
Post purchase price allocation adjustments	(113)	293
BALANCE AS OF THE END OF THE PERIOD	**$ 1,344,665**	**$ 1,339,125**

Acquisitions

The following table provides information concerning the acquisitions made during the years ended December 31, 2012, 2011 and 2010.

	Year Ended December 31,		
	2012	2011	2010
	(Dollar amounts in thousands)		
Number of stores acquired remaining open	6	26	3
Number of stores acquired that were merged with existing stores	31	71	14
Number of kiosk locations acquired	—	5	158
Number of transactions	19	19	15
Total purchase price	$ 13,258	$ 26,747	$ 74,378[1]
Amounts allocated to:			
Goodwill	$ 6,874	$ 18,755	$ 55,922
Non-compete agreements	—	10	—
Customer relationships	1,160	2,843	5,551
Rental merchandise	4,380	6,023	27,325
Property and other assets	845	—	1,740
Liabilities assumed	—	(884)	(16,160)

(1) Of this amount, $71.0 million, net of cash acquired, was funded in connection with the acquisition of The Rental Store, Inc.

Purchase prices are determined by evaluating the average monthly rental income of the acquired stores and applying a multiple to the total for rent-to-own store acquisitions. Acquired customer relationships are amortized utilizing the straight-line method over a 21 month period, non-compete agreements are amortized using the straight-line method over the contractual life of the agreements, vendor relationships are amortized using the straight-line method over a seven or 15 year period, other intangible assets are amortized using the straight-line method over the life of the asset and goodwill associated with acquisitions is not amortized. The weighted average amortization period was approximately two years for intangible assets added during the year ended December 31, 2012. Additions to goodwill due to acquisitions in 2012 were tax deductible.

All acquisitions have been accounted for as purchases, and the operating results of the acquired stores and accounts have been included in the financial statements since their date of acquisition.

NOTE F Senior Debt

Our $750.0 million senior credit facilities consist of a $250.0 million, five-year term loan and a $500.0 million, five-year revolving credit facility.

The debt facilities as of December 31, 2012 and 2011 are as follows:

	Facility Maturity	December 31, 2012 Maximum Facility	December 31, 2012 Amount Outstanding	December 31, 2012 Amount Available	December 31, 2011 Maximum Facility	December 31, 2011 Amount Outstanding	December 31, 2011 Amount Available
				(In thousands)			
Senior Credit Facilities:							
Term Loan	July 14, 2016	$ 250,000	$ 212,500	$ —	$ 250,000	$ 237,500	$ —
Revolving Facility	July 14, 2016	500,000	175,000	215,405	500,000	185,000	198,805
		750,000	387,500	215,405	750,000	422,500	198,805
Other Indebtedness:							
Line of credit		20,000	—	20,000	20,000	18,175	1,825
TOTAL		**$ 770,000**	**$ 387,500**	**$ 235,405**	**$ 770,000**	**$ 440,675**	**$ 200,630**

The full amount of the revolving credit facility may be used for the issuance of letters of credit. At December 31, 2012 and 2011, the amounts available under the revolving credit facility were reduced by approximately $109.6 million and $116.2 million, respectively, for our outstanding letters of credit.

Borrowings under our senior credit facility accrue interest at varying rates equal to, at our election, either (y) the prime rate plus 0.50% to 1.50%; or (z) the Eurodollar rate plus 1.50% to 2.50%. Interest periods range from seven days (for borrowings under the revolving credit facility only) to one, two, three or six months, at our election. The margins on the Eurodollar rate and on the prime rate, which were 1.75% and 0.75% respectively, at December 31, 2012, may fluctuate dependent upon an increase or decrease in our consolidated leverage ratio as defined by a pricing grid included in the amended credit agreement. We have not entered into any interest rate protection agreements with respect to term loans under our senior credit facilities. A commitment fee equal to 0.30% to 0.50% of the average daily amount of the available revolving commitment is payable quarterly.

Our senior credit facilities are secured by a security interest in substantially all of our tangible and intangible assets, including intellectual property. Our senior credit facilities are also secured by a pledge of the capital stock of our wholly-owned U.S. subsidiaries (other than certain specified subsidiaries).

Our senior credit facilities contain, without limitation, covenants that generally limit our ability to:

- incur additional debt in excess of $250.0 million at any one time outstanding (other than subordinated debt, which is generally permitted if the maturity date is later than July 14, 2017);
- repurchase our capital stock and 6 ⅝% notes and pay cash dividends in the event the pro forma senior leverage ratio is greater than 2.50x;
- incur liens or other encumbrances;
- merge, consolidate or sell substantially all our property or business;
- sell assets, other than inventory, in the ordinary course of business;
- make investments or acquisitions unless we meet financial tests and other requirements;
- make capital expenditures in the event the pro forma consolidated leverage ratio is greater than 2.75x; or
- enter into an unrelated line of business.

Our senior credit facilities require us to comply with several financial covenants. The table below shows the required and actual ratios under our credit facilities calculated as of December 31, 2012:

		Required Ratio	Actual Ratio
Maximum consolidated leverage ratio	No greater than	3.25:1	1.64:1
Minimum fixed charge coverage ratio	No less than	1.35:1	1.68:1

These financial covenants, as well as the related components of their computation, are defined in the amended and restated credit agreement governing our senior credit facility, which is included as an exhibit to our Current Report on Form 8-K dated as of July 14, 2011. In accordance with the credit agreement, the maximum consolidated leverage ratio was calculated by dividing the consolidated funded debt outstanding at December 31, 2012 ($651.4 million) by consolidated EBITDA for the twelve month period ended December 31, 2012 ($397.7 million). For purposes of the covenant calculation, (i) "consolidated funded debt" is defined as outstanding indebtedness less cash in excess of $25.0 million, and (ii) "consolidated EBITDA" is generally defined as consolidated net income (a) plus the sum of income taxes, interest expense, depreciation and amortization expense, extraordinary non-cash expenses or losses, and other non-cash charges, and (b) minus the sum of interest income, extraordinary income or gains, other non-cash income, and cash payments with respect to extraordinary non-cash expenses or losses recorded in prior fiscal quarters. Consolidated EBITDA is a non-GAAP financial measure that is presented not as a measure of operating results, but rather as a measure used to determine covenant compliance under our senior credit facilities.

The minimum fixed charge coverage ratio was calculated pursuant to the credit agreement by dividing consolidated EBITDA for the twelve month period ended December 31, 2012, as adjusted for certain capital expenditures ($553.4 million), by consolidated fixed charges for the twelve month period ended December 31, 2012 ($329.7 million). For purposes of the covenant calculation, "consolidated fixed charges" is defined as the sum of interest expense, lease expense, cash dividends, and mandatory debt repayments.

Events of default under our senior credit facilities include customary events, such as a cross-acceleration provision in the event that we default on other debt. In addition, an event of default under the senior credit facility would occur if a change of control occurs. This is defined to include the case where a third party becomes the beneficial owner of 35% or more of our voting stock or certain changes in Rent-A-Center's Board of Directors occurs. An event of default would also occur if one or more judgments were entered against us of $50.0 million or more and such judgments were not satisfied or bonded pending appeal within 30 days after entry.

We utilize our revolving credit facility for the issuance of letters of credit, as well as to manage normal fluctuations in operational cash flow caused by the timing of cash receipts. In that regard, we may from time to time draw funds under the revolving credit facility for general corporate purposes. The funds drawn on individual occasions have varied in amounts of up to $100.0 million, which occurred at the date we refinanced our senior secured debt, with total amounts outstanding ranging up to $221.0 million. Amounts are drawn as needed due to the timing of cash flows and are generally paid down as cash is generated by our operating activities.

The table below shows the scheduled maturity dates of our senior debt outstanding at December 31, 2012.

Year Ending December 31,		(In thousands)
2013	$	25,000
2014		25,000
2015		25,000
2016		312,500
	$	387,500

NOTE G Subsidiary Guarantors – Senior Notes

On November 2, 2010, we issued $300.0 million in senior unsecured notes due November 2020, bearing interest at 6 ⅝%, pursuant to an indenture dated November 2, 2010, among Rent-A-Center, Inc., its subsidiary guarantors and The Bank of New York Mellon Trust Company, as trustee. A portion of the proceeds of this offering were used to repay approximately $200.0 million of outstanding term debt under our senior credit facility. The remaining net proceeds were used to repurchase shares of our common stock.

The 2010 indenture contains covenants that limit our ability to:

- incur additional debt;
- sell assets or our subsidiaries;
- grant liens to third parties;
- pay cash dividends or repurchase stock; and
- engage in a merger or sell substantially all of our assets.

Events of default under the 2010 indenture include customary events, such as a cross-acceleration provision in the event that we default in the payment of other debt due at maturity or upon acceleration for default in an amount exceeding $50.0 million, as well as in the event a judgment is entered against us in excess of $50.0 million that is not discharged, bonded or insured.

The 6 ⅝% notes may be redeemed on or after November 15, 2015, at our option, in whole or in part, at a premium declining from 103.313%. The 6 ⅝% notes may be redeemed on or after November 15, 2018, at our option, in whole or in part, at par. The 6 ⅝% notes also require that upon the occurrence of a change of control (as defined in the 2010 indenture), the holders of the notes have the right to require us to repurchase the notes at a price equal to 101% of the original aggregate principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. This would trigger an event of default under our senior credit facilities. We are not required to maintain any financial ratios under the 2010 indenture.

Rent-A-Center and its subsidiary guarantors have fully, jointly and severally, and unconditionally guaranteed the obligations of Rent-A-Center with respect to the 6 ⅝% notes. Rent-A-Center has no independent assets or operations, and each subsidiary guarantor is 100% owned directly or indirectly by Rent-A-Center. The only direct or indirect subsidiaries of Rent-A-Center that are not guarantors are minor subsidiaries. There are no restrictions on the ability of any of the subsidiary guarantors to transfer funds to Rent-A-Center in the form of loans, advances or dividends, except as provided by applicable law.

NOTE H Accrued Liabilities

	December 31,	
	2012	2011
	(In thousands)	
Accrued insurance costs	$ 124,499	$ 123,649
Accrued compensation	51,715	44,967
Deferred revenue	43,577	46,747
Taxes other than income	27,656	25,457
Accrued dividends	12,188	9,466
Accrued interest payable	3,580	4,422
Accrued restructuring costs	1,730	7,737
Accrued capital lease obligations	—	105
Accrued other	44,121	36,169
	$ 309,066	$ 298,719

NOTE I Income Taxes

A reconciliation of the federal statutory rate of 35% to actual follows:

	Year Ended December 31,		
	2012	2011	2010
Tax at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.5%	1.9%	2.9%
Effect of foreign operations, net of foreign tax credits	(0.2)%	0.3%	0.5%
Other, net	(0.2)%	(1.4)%	(0.9)%
TOTAL	**36.1%**	**35.8%**	**37.5%**

The components of income tax expense are as follows:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Current expense			
Federal	$ 86,839	$ 4,154	$ 749
State	10,428	6,547	8,656
Foreign	3,100	3,762	4,220
Total current	**100,367**	**14,463**	**13,625**
Deferred expense			
Federal	7,538	76,936	85,866
State	(4,006)	1,145	3,624
Foreign	(142)	(631)	—
Total deferred	3,390	77,450	89,490
TOTAL	**$ 103,757**	**$ 91,913**	**$ 103,115**

Deferred tax assets (liabilities) consist of the following:

	December 31,	
	2012	2011
	(In thousands)	
Deferred tax assets		
Federal net operating loss carryforwards	$ 7,873	$ 63,057
State net operating loss carryforwards	14,711	16,506
Foreign net operating loss carryforwards	—	2,989
Accrued liabilities	49,426	48,928
Other assets including credits	1,402	65
Foreign tax credit carryforwards	6,771	4,434
	80,183	135,979
Valuation allowance	(319)	(930)
Deferred tax liabilities		
Rental merchandise	(252,464)	(327,222)
Property assets	(32,815)	(25,508)
Intangible assets	(97,695)	(80,030)
	(382,974)	(432,760)
NET DEFERRED TAXES	**$ (303,110)**	**$ (297,711)**

At December 31, 2012, we had approximately $22.5 million of federal net operating loss ("NOL") carryforwards available to offset future taxable income expiring between 2020 and 2023 and approximately $303.9 million of state NOL carryforwards expiring between 2013 and 2030. All of the federal NOL and 10% of the total remaining state NOL carryforward represents acquired NOLs. Utilization of these NOL's is subject to applicable annual limitations for U.S. federal and state tax purposes, including section 382 of the Internal Revenue Code of 1986, as amended. In addition, at December 31, 2012, we also had approximately $6.8 million in foreign tax credit ("FTC") carryforwards expiring between 2020 and 2022. We establish a valuation allowance to the extent we consider it more likely than not that the deferred tax assets attributable to our state NOLs or FTCs will not be recovered.

We are subject to federal, state, local and foreign income taxes. Along with our U.S. subsidiaries, we file a U.S. federal consolidated income tax return. With few exceptions, we are no longer subject to U.S. federal, state, foreign and local income tax examinations by tax authorities for years before 2008. The appeals process with the Internal Revenue Service (IRS) Office of Appeals for the years 2001 through 2007 has been completed. We reached agreement on all issues except one issue with respect to the 2003 tax year, an issue which occurs in 2004 through 2007 taxable years as well. We believe the position and supporting case law applied by the

IRS to this matter are incorrectly applied to our situation and that our fact pattern is distinguishable from the IRS' position. We intend to vigorously defend our position on the issue. This matter was heard by the United States Tax Court at trial during November 2011, and a decision is expected during 2013. Currently, we are also under examination in various states.

We do not anticipate that adjustments, if any, regarding the 2003 through 2007 disputed issue or state examinations will result in a material change to our consolidated statement of earnings, financial condition, statement of cash flows or earnings per share.

A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

		(In thousands)
Balance at January 1, 2011	$	6,675
Additions based on tax positions related to current year		800
Additions for tax positions of prior years		2,650
Reductions for tax positions of prior years		(152)
Settlements		(317)
Balance at January 1, 2012		9,656
Additions for tax positions of prior years		1,411
Reductions for tax positions of prior years		(489)
Settlements		(411)
BALANCE AT DECEMBER 31, 2012	**$**	**10,167**

Included in the balance of unrecognized tax benefits at December 31, 2012 is $7.2 million, net of federal benefit, which, if ultimately recognized, will affect our annual effective tax rate.

As of December 31, 2012, we have accrued approximately $1.4 million for the payment of interest and recorded interest expense of approximately $107,000 for the year then ended, which are excluded from the reconciliation of unrecognized tax benefits presented above.

NOTE J Commitments and Contingencies

Leases

We lease space for substantially all of our Core U.S. and International stores, certain support facilities and the majority of our delivery vehicles under operating leases expiring at various times through 2023. Certain of the store leases contain escalation clauses for increased taxes and operating expenses. Rental expense was $235.6 million, $230.3 million and $221.9 million for the years ended December 31, 2012, 2011 and 2010, respectively. Capital leases include certain transportation equipment.

Future minimum rental payments under operating leases with remaining lease terms in excess of one year at December 31, 2012 are as follows:

Year Ending December 31,		Operating Leases (In thousands)
2013	$	183,183
2014		154,569
2015		119,821
2016		78,876
2017		32,079
Thereafter		5,035
	$	**573,563**

Our investment in equipment under capital leases is as follows:

	December 31,			
	2012		2011	
	(In thousands)			
Equipment under capital lease	$	—	$	2,773
Less accumulated amortization		—		(2,689)
Equipment under capital lease, net	**$**	**—**	**$**	**84**

Litigation

From time to time, we, along with our subsidiaries, are party to various legal proceedings arising in the ordinary course of business. We reserve for litigation loss contingencies that are both probable and reasonably estimable. We regularly monitor developments related to these legal proceedings, and review the adequacy of our legal reserves on a quarterly basis. We do not expect these losses to have a material impact on our consolidated financial statements if and when such losses are incurred.

Guarantee

ColorTyme Guarantees. Our subsidiary, ColorTyme Finance, Inc., is a party to an agreement with Citibank, N.A., pursuant to which Citibank provides up to $30.0 million in aggregate financing to qualifying franchisees of ColorTyme. Under the Citibank agreement, upon an event of default by the franchisee under agreements governing this financing and upon the occurrence of certain other events, Citibank can assign the loans and the collateral securing such loans to ColorTyme Finance, with ColorTyme Finance paying or causing to be paid the outstanding debt to Citibank and then succeeding to the rights of Citibank under the debt agreements, including the right to foreclose on the collateral. Rent-A-Center and ColorTyme Finance guarantee the obligations of the franchise borrowers under the Citibank facility. An additional $20.0 million of financing is provided by Texas Capital Bank under an agreement similar to the Citibank financing, which is guaranteed by Rent-A-Center East, Inc., a subsidiary of Rent-A-Center. The maximum guarantee obligations under these agreements, excluding the effects of any amounts that could be recovered under collateralization provisions, is $50.0 million, of which $24.9 million was outstanding as of December 31, 2012.

NOTE K Stock-Based Compensation

We maintain long-term incentive plans for the benefit of certain employees, consultants and directors. Our plans consist of the Rent-A-Center, Inc. Amended and Restated Long-Term Incentive Plan (the "Prior Plan"), the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (the "2006 Plan"), and the Rent-A-Center, Inc. 2006 Equity Incentive Plan (the "Equity Incentive Plan"), which are collectively known as the "Plans."

The 2006 Plan authorizes the issuance of 7,000,000 shares of Rent-A-Center's common stock that may be issued pursuant to awards granted under the 2006 Plan, of which no more than 3,500,000 shares may be issued in the form of restricted stock, deferred stock or similar forms of stock awards which have value without regard to future appreciation in value of or dividends declared on the underlying shares of common stock. In applying these limitations, the following shares will be deemed not to have been issued: (1) shares covered by the unexercised portion of an option that terminates, expires, or is canceled or settled in cash, and (2) shares that are forfeited or subject to awards that are forfeited, canceled, terminated or settled in cash. At December 31, 2012 and 2011, there were 1,616,983 and 1,610,262 shares, respectively, allocated to equity awards outstanding in the 2006 Plan.

We acquired the Equity Incentive Plan (formerly known as the Rent-Way, Inc. 2006 Equity Incentive Plan) in conjunction with our acquisition of Rent-Way in 2006. There were 2,468,461 shares of our common stock reserved for issuance under the Equity Incentive Plan. There were 870,643 and 852,076 shares allocated to equity awards outstanding in the Equity Incentive Plan at December 31, 2012 and 2011, respectively.

Under the Prior Plan, 14,562,865 shares of Rent-A-Center's common stock were reserved for issuance under stock options, stock appreciation rights or restricted stock grants. There were no grants of stock appreciation rights and all equity awards were granted with fixed prices. At December 31, 2012 and 2011, there were 212,969 and 427,651 shares, respectively, allocated to equity awards outstanding under the Prior Plan. The Prior Plan was terminated on May 19, 2006, upon the approval by our stockholders of the 2006 Plan.

Options granted to our employees generally become exercisable over a period of one to four years from the date of grant and may be exercised up to a maximum of ten years from the date of grant. Options granted to directors were immediately exercisable.

We grant restricted stock units to certain employees that vest after a three-year service requirement has been met. We recognize expense for these awards using the straight-line method over the requisite service period based on the number of awards expected to vest. We also grant performance-based restricted stock units that vest between 0% and 200% depending on our achievement of performance metrics that are established at the date of grant for the subsequent three-year period. We record expense for these awards over the requisite service period using an estimate of the number of awards that will vest, based on our performance against the established metrics, and net of the expected forfeiture rate, since the employee must maintain employment to vest in the award.

For the years ended December 31, 2012, 2011 and 2010, we recorded stock based compensation expense of approximately $8.4 million ($5.3 million net of tax), $4.5 million ($2.8 million net of tax) and $4.1 million ($2.6 million net of tax), respectively, related to stock options and restricted stock units granted.

Information with respect to stock option activity related to the Plans follows.

	Equity Awards Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value *(In thousands)*
Balance outstanding at January 1, 2012	2,431,180	$ 24.72		
Granted	733,297	36.60		
Exercised	(606,909)	23.27		
Forfeited	(297,158)	27.75		
BALANCE OUTSTANDING AT DECEMBER 31, 2012	**2,260,410**	**$ 28.57**	**7.01 YEARS**	**$ 13,623**
EXERCISABLE AT DECEMBER 31, 2012	**906,583**	**$ 24.31**	**4.75 YEARS**	**$ 8,529**

The intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $7.5 million, $24.1 million and $9.1 million, respectively, resulting in tax benefits of $4.3 million, $7.0 million and $3.0 million, respectively, which are reflected as an outflow from operating activities and an inflow from financing activities in the consolidated statements of cash flows.

The fair value of unvested options that we expect to result in compensation expense was approximately $8.8 million with a weighted average number of years to vesting of 2.78 years at December 31, 2012.

During the year ended December 31, 2012, the weighted average fair values of the options granted under the Plans were calculated using the binomial method with the following assumptions:

Employee options:		
Risk free interest rate (0.12% to 0.77%)		Weighted average 0.35%
Expected dividend yield (1.70% to 1.90%)		Weighted average 1.74%
Expected life		6.25 years
Expected volatility (28.58% to 47.67%)		Weighted average 39.72%
Forfeiture rate (5.29% to 9.78%)		Weighted average 6.77%
Employee stock options granted		733,297
Weighted average grant date fair value	$	10.08

During the year ended December 31, 2011, the weighted average fair values of the options granted under the Plans were calculated using the binomial method with the following assumptions:

Employee options:		
Risk free interest rate (0.12% to 1.78%)		Weighted average 0.71%
Expected dividend yield (0.70% to 2.30%)		Weighted average 1.31%
Expected life		6.05 years
Expected volatility (33.42% to 50.12%)		Weighted average 42.48%
Forfeiture rate (7.55% to 13.41%)		Weighted average 9.48%
Employee stock options granted		770,245
Weighted average grant date fair value	$	7.50

During the year ended December 31, 2010, the weighted average fair values of the options granted under the Plans were calculated using the binomial method with the following assumptions:

Employee options:		
Risk free interest rate (0.26% to 2.16%)		Weighted average 1.01%
Expected dividend yield		0.80%
Expected life		5.48 years
Expected volatility (34.95% to 56.30%)		Weighted average 47.87%
Forfeiture rate (5.00% to 15.43%)		Weighted average 10.18%
Employee stock options granted		796,345
Weighted average grant date fair value	$	6.00

Information with respect to non-vested restricted stock unit activity follows:

	Restricted Awards Outstanding		Weighted Average Grant Date Fair Value
Balance outstanding at January 1, 2012	458,809	$	21.09
Granted	212,067		35.43
Vested	(126,737)		18.23
Forfeited	(103,954)		17.64
BALANCE OUTSTANDING AT DECEMBER 31, 2012	**440,185**	**$**	**28.96**

Restricted stock units are valued using the last trade before the day of the grant. Unrecognized compensation expense for unvested restricted stock units at December 31, 2012, was approximately $5.2 million expected to be recognized over a weighted average period of 1.87 years.

NOTE L Deferred Compensation Plan

The Rent-A-Center, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan") is an unfunded, nonqualified deferred compensation plan for a select group of our key management personnel and highly compensated employees. The Deferred Compensation Plan first became available to eligible employees in July 2007, with deferral elections taking effect as of August 3, 2007.

The Deferred Compensation Plan allows participants to defer up to 50% of their base compensation and up to 100% of any bonus compensation. Participants may invest the amounts deferred in measurement funds that are the same funds offered as the investment options in the Rent-A-Center, Inc. 401(k) Retirement Savings Plan. We may make discretionary contributions to the Deferred Compensation Plan, which are subject to a five-year graded vesting schedule based on the participant's years of service with us. We are obligated to pay the deferred compensation amounts in the future in accordance with the terms of the Deferred Compensation Plan. Assets and associated liabilities of the Deferred Compensation Plan are included in prepaid and other assets and accrued liabilities in our consolidated balance sheets. For the years ended December 31, 2012, 2011 and 2010, we made matching cash contributions of $0.6 million, $0.1 million and $0.1 million, respectively, which represents 50% of the employees' contributions to the Deferred Compensation Plan up to an amount not to exceed 4% of each employee's respective compensation. No other discretionary contributions were made for the years ended December 31, 2012, 2011 and 2010. The deferred compensation plan liability was approximately $5.0 million and $2.9 million as of December 31, 2012 and 2011 respectively.

NOTE M Employee Benefit Plan

We sponsor a defined contribution pension plan under Section 401(k) of the Internal Revenue Code for certain employees who have completed at least three months of service. Employees may elect to contribute up to 50% of their eligible compensation on a pre-tax basis, subject to limitations. We may make discretionary contributions to the 401(k) plan. Employer matching contributions are subject to a five-year graded vesting schedule based on the participant's years of service with us. For the years ended December 31, 2012, 2011 and 2010, we made matching cash contributions of $5.3 million, $5.8 million and $5.7 million, respectively, which represents 50% of the employees' contributions to the 401(k) plan up to an amount not to exceed 4% of each employee's respective compensation. Employees are permitted to elect to purchase our common stock as part of their 401(k) plan. As of December 31, 2012, 2011 and 2010, 10.0%, 12.0%, and 12.0%, respectively, of the total plan assets consisted of our common stock.

NOTE N Fair Value

We use a three-tier fair value hierarchy, which classifies the inputs used in measuring fair values, in determining the fair value of our non-financial assets and non-financial liabilities, which consist primarily of goodwill. These tiers include: Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. There were no changes in the methods and assumptions used in measuring fair value during the period.

At December 31, 2012, our financial instruments include cash and cash equivalents, receivables, payables, senior debt and senior notes. The carrying amount of cash and cash equivalents, receivables and payables approximates fair value at December 31, 2012 and 2011, because of the short maturities of these instruments. Our senior debt is variable rate debt that re-prices frequently and entails no significant change in credit risk and, as a result, fair value approximates carrying value. The fair value of our senior notes is based on Level 1 inputs.

At December 31, 2012, the fair value of our senior notes was $327.0 million, which was approximately $27.0 million above their carrying value of $300.0 million. At December 31, 2011, the fair value of our senior notes was $302.3 million, which was approximately $2.3 million above their carrying value of $300.0 million.

NOTE O Stock Repurchase Plan

Under our current common stock repurchase program, our Board of Directors has authorized the purchase, from time to time, in the open market and privately negotiated transactions, of up to an aggregate of $1.0 billion of Rent-A-Center common stock. We have repurchased a total of 31,120,279 shares and 29,322,753 shares of Rent-A-Center common stock for an aggregate purchase price of $777.3 million and $715.5 million as of December 31, 2012 and 2011, respectively, under this common stock repurchase program. During the year ended December 31, 2012, we repurchased a total of 1,797,526 shares for $61.9 million in cash.

NOTE P Segment Information

The operating segments reported below are the segments for which separate financial information is available and for which segment results are evaluated by the chief operating decision makers. Our operating segments are organized based on factors including, but not limited to, type of business transactions, geographic location and store ownership. All operating segments offer merchandise from four basic product categories: consumer electronics, appliances, computers, furniture and accessories. Reportable segments and their respective operations are defined as follows.

Our Core U.S. segment primarily operates rent-to-own stores in the United States and Puerto Rico whose customers enter into weekly, semi-monthly or monthly rental purchase agreements, which renew automatically upon receipt of each payment. We retain the title to the merchandise during the term of the rental purchase agreement and ownership passes to the customer if the customer has continuously renewed the rental purchase agreement through the end of the term or exercises a specified early purchase option. This segment also includes the 41 stores operating in two

states that utilize a retail model which generates installment credit sales through a retail sale transaction. Segment assets include cash, receivables, rental merchandise, property assets, goodwill and other intangible assets. During 2011 in this segment, we recorded a pre-tax impairment charge of approximately $7.3 million related to the discontinuation of the financial services business, which ceased operations in December 2010, a pre-tax litigation charge of approximately $2.8 million related to the settlement of wage and hour claims in California and a pre-tax restructuring charge of approximately $7.6 million related to the closure of eight Home Choice stores in Illinois, 24 RAC Limited locations within third-party grocery stores and 26 core rent-to-own stores following the sale of all customer accounts at those locations.

Our RAC Acceptance segment operates kiosks within various traditional retailers' locations where we generally offer the rent-to-own transaction to consumers who do not qualify for financing from the traditional retailer. The transaction offered is generally similar to that of the Core U.S. segment; however, the majority of the customers in this segment enter into monthly rather than weekly agreements. Segment assets include cash, rental merchandise, property assets, goodwill and other intangible assets. A restructuring charge of $4.9 million associated with the December 2010 acquisition of The Rental Store, Inc. was recognized in this segment during 2011.

Our International segment currently consists of our company-owned rent-to-own stores in Mexico and Canada. The nature of this segment's operations and assets are the same as our Core U.S. segment. At December 31, 2012, we operated 90 stores in Mexico and 18 stores in Canada.

ColorTyme is a national franchisor of rent-to-own stores that use ColorTyme's trade names, service marks, trademarks and logos, and operate under distinctive operating procedures and standards. ColorTyme's primary source of revenue is the sale of rental merchandise to its franchisees who, in turn, offer the merchandise to the general public for rent or purchase under a rent-to-own program. As franchisor, ColorTyme receives royalties of 2.0% to 4.0% of the franchisees' monthly gross revenue and initial fees for new locations. Segment assets include cash, franchise fee receivables, property assets and intangible assets.

We incur costs at our corporate headquarters that benefit our Core U.S., RAC Acceptance and International operating segments. Accordingly, we allocate such costs among these segments based on segment revenue to determine segment operating profit.

Likewise, certain corporate assets used to support these operating segments, including the land and building in which the corporate headquarters are located and related property assets, cash and prepaid expenses are also allocated to these operating segments based on segment revenue. Because our ColorTyme segment maintains a separate, independent corporate office, no additional corporate costs or assets are allocated to that segment.

Segment information as of and for the years ended December 31, 2012, 2011 and 2010 is as follows (in thousands, except location count):

	Year Ended December 31, 2012				
	Core U.S.	RAC Acceptance	International	ColorTyme	Total
Revenue	$ 2,655,411	$ 343,283	$ 40,211	$ 43,741	$ 3,082,646
Gross profit	1,904,586	194,607	27,831	6,893	2,133,917
Operating profit	318,496	27,972	(30,322)	2,326	318,472
Depreciation of property assets	63,793	3,631	5,848	89	73,361
Amortization and write-down of intangibles	2,103	2,819	967	—	5,889
Capital expenditures	84,680	5,275	12,498	—	102,453
Rental merchandise, net					
On rent	597,771	209,964	14,152	—	821,887
Held for rent	189,526	2,979	6,412	—	198,917
TOTAL ASSETS	**2,508,370**	**292,070**	**65,954**	**2,711**	**2,869,105**

	Year Ended December 31, 2011				
	Core U.S.	RAC Acceptance	International	ColorTyme	Total
Revenue	$ 2,631,416	$ 193,295	$ 18,490	$ 38,983	$ 2,882,184
Gross profit	1,918,781	114,228	13,011	6,496	2,052,516
Operating profit	317,473	(13,985)	(13,551)	3,220	293,157
Depreciation of property assets	60,558	2,229	2,295	132	65,214
Amortization and write-down of intangibles	1,092	3,583	—	—	4,675
Capital expenditures	108,553	5,881	18,276	—	132,710
Rental merchandise, net					
On rent	619,189	139,340	7,896	—	766,425
Held for rent	177,625	1,274	7,869	—	186,768
TOTAL ASSETS	**2,536,115**	**217,157**	**44,535**	**3,571**	**2,801,378**

	Year Ended December 31, 2010				
	Core U.S.	RAC Acceptance	International	ColorTyme	Total
Revenue	$ 2,667,943[(1)]	$ 18,203	$ 10,054	$ 35,432	$ 2,731,632
Gross profit	1,970,280[(1)]	12,074	7,128	6,190	1,995,672
Operating profit	311,501[(1)]	(5,372)	(5,226)	2,866	303,769
Depreciation of property assets	61,879	395	989	147	63,410
Amortization and write-down of intangibles	3,254	—	—	—	3,254
Capital expenditures	90,866	1,450	691	—	93,007
Rental merchandise, net					
On rent	606,121	44,293	4,834	—	655,248
Held for rent	177,621	2,809	1,176	—	181,606
TOTAL ASSETS	**2,554,980**	**114,382**	**15,179**	**3,790**	**2,688,331**

(1) Includes revenue, gross profit and operating loss of $56.2 million, $56.2 million and $(12.8) million, respectively, related to our financial services business.

	Location Count at December 31,				
	Core U.S.	RAC Acceptance	International	ColorTyme	Total
2012	2,990	966	108	224	4,288
2011	2,994	750	80	216	4,040
2010	2,985	384	23	209	3,601

NOTE Q Earnings Per Common Share

Summarized basic and diluted earnings per common share were calculated as follows:

	Net Earnings	Weighted Average Shares	Per Share
	(In thousands, except per share data)		
Year Ended December 31, 2012			
Basic earnings per common share	$ 183,492	58,913	$ 3.11
Effect of dilutive stock options	—	492	
Diluted earnings per common share	$ 183,492	59,405	$ 3.09

	Net Earnings	Weighted Average Shares	Per Share
	(In thousands, except per share data)		
Year Ended December 31, 2011			
Basic earnings per common share	$ 164,637	61,188	$ 2.69
Effect of dilutive stock options	—	701	
Diluted earnings per common share	$ 164,637	61,889	$ 2.66

	Net Earnings	Weighted Average Shares	Per Share
	(In thousands, except per share data)		
Year Ended December 31, 2010			
Basic earnings per common share	$ 171,642	65,104	$ 2.64
Effect of dilutive stock options	—	799	
Diluted earnings per common share	$ 171,642	65,903	$ 2.60

For 2012, 2011, and 2010, the number of stock options that were outstanding but not included in the computation of diluted earnings per common share because their exercise price was greater than the average market price of the common stock and, therefore anti-dilutive, were 1,115,245, 744,640, and 1,839,225, respectively.

NOTE R Unaudited Quarterly Data

Summarized quarterly financial data for the years ended December 31, 2012, 2011 and 2010 is as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share data)			
Year Ended December 31, 2012				
Revenues	$ 835,254	$ 749,698	$ 739,314	$ 758,380
Gross profit	560,417	526,973	519,341	527,186
Operating profit	92,034	79,027	68,113	79,298
Net earnings	51,941	44,182	39,910	47,459
Basic earnings per common share	$ 0.88	$ 0.75	$ 0.68	$ 0.81
Diluted earnings per common share	$ 0.87	$ 0.74	$ 0.67	$ 0.81
Cash dividends paid per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share data)			
Year Ended December 31, 2011				
Revenues	$ 742,178	$ 698,253	$ 704,271	$ 737,482
Gross profit	523,148	506,355	505,724	517,289
Operating profit	80,419	73,152	57,796	81,790
Net earnings	44,230	39,888	31,224	49,295
Basic earnings per common share	$ 0.70	$ 0.64	$ 0.52	$ 0.84
Diluted earnings per common share	$ 0.69	$ 0.63	$ 0.52	$ 0.83
Cash dividends paid per common share	$ 0.06	$ 0.06	$ 0.16	$ 0.16

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share data)			
Year Ended December 31, 2010				
Revenues	$ 718,419	$ 671,543	$ 664,580	$ 677,090
Gross profit	513,000	497,665	490,013	494,994
Operating profit	88,703	82,831	69,393	62,842
Net earnings	51,461	47,830	40,497	31,854
Basic earnings per common share	$ 0.78	$ 0.73	$ 0.62	$ 0.50
Diluted earnings per common share	$ 0.77	$ 0.72	$ 0.62	$ 0.49
Cash dividends paid per common share	$ —	$ —	$ 0.06	$ 0.06

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

ITEM 9A. Controls and Procedures.

Disclosure Controls and Procedures

In accordance with Rule 13a-15(b) under the Securities Exchange Act of 1934, an evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our management, including our Chief Executive Officer and our Chief Financial Officer, concluded that, as of December 31, 2012, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective.

Management's Annual Report on Internal Control over Financial Reporting

Please refer to Management's Annual Report on Internal Control over Financial Reporting on page 30 of this Annual Report on Form 10-K.

Auditor's Report Relating to Effectiveness of Internal Control over Financial Reporting

Please refer to the Report of Independent Registered Public Accounting Firm on page 29 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

For the year ended December 31, 2012, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information.

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance*

ITEM 11. Executive Compensation*

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

ITEM 13. Certain Relationships and Related Transactions, and Director Independence*

ITEM 14. Principal Accountant Fees and Services*

* *The information required by Items 10, 11, 12, 13 and 14 is or will be set forth in the definitive proxy statement relating to the 2013 Annual Meeting of Stockholders of Rent-A-Center, Inc., which is to be filed with the SEC pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. This definitive proxy statement relates to a meeting of stockholders involving the election of directors and the portions therefrom required to be set forth in this Form 10-K by Items 10, 11, 12, 13 and 14 are incorporated herein by reference pursuant to General Instruction G(3) to Form 10-K.*

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

1. Financial Statements

The financial statements included in this report are listed in the Index to Financial Statements on page 27 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

Schedules for which provision is made in the applicable accounting regulations of the SEC are either not required under the related instructions or inapplicable.

3. Exhibits

The exhibits required to be filed pursuant to Item 15(b) of Form 10-K are listed in the Exhibit Index filed herewith, which Exhibit Index is incorporated herein by reference. Exhibits 10.1, 10.9 through 10.28, and 10.30, listed in the Exhibit Index filed herewith, are management or compensatory plans or arrangements required to be filed as exhibits to this Annual Report on Form 10-K pursuant to Item 15(b) thereof.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENT-A-CENTER, INC.
By: /S/ ROBERT D. DAVIS
Robert D. Davis
Executive Vice President — Finance, Treasurer and Chief Financial Officer

Date: February 25, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ MARK E. SPEESE **Mark E. Speese**	*Chairman of the Board and Chief Executive Officer (Principal Executive Officer)*	February 25, 2013
/s/ MITCHELL E. FADEL **Mitchell E. Fadel**	*President, Chief Operating Officer and Director*	February 25, 2013
/s/ ROBERT D. DAVIS **Robert D. Davis**	*Executive Vice President — Finance, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)*	February 25, 2013
/s/ MICHAEL J. GADE **Michael J. Gade**	*Director*	February 25, 2013
/s/ JEFFERY M. JACKSON **Jeffery M. Jackson**	*Director*	February 25, 2013
/s/ J. V. LENTELL **J. V. Lentell**	*Director*	February 25, 2013
/s/ LEONARD H. ROBERTS **Leonard H. Roberts**	*Director*	February 25, 2013
/s/ PAULA STERN **Paula Stern**	*Director*	February 25, 2013

Index to Exhibits

Number	Description
3.1	Certificate of Incorporation of Rent-A-Center, Inc., as amended (Incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated as of December 31, 2002.)
3.2	Certificate of Amendment to the Certificate of Incorporation of Rent-A-Center, Inc., dated May 19, 2004 (Incorporated herein by reference to Exhibit 3.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.)
3.3	Amended and Restated Bylaws of Rent-A-Center, Inc. (Incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated as of September 29, 2011.)
4.1	Form of Certificate evidencing Common Stock (Incorporated herein by reference to Exhibit 4.1 to the registrant's Registration Statement on Form S-4/A filed on January 13, 1999.)
4.2	Indenture, dated as of November 2, 2010, by and among Rent-A-Center, Inc., as Issuer, the Guarantors named therein, as Guarantors, and The Bank of New York Mellon Trust Company, N.A., as Trustee (Incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K dated as of November 2, 2010.)
4.3	Registration Rights Agreement relating to the 6.625% Senior Notes due 2020, dated as of November 2, 2010, among Rent-A-Center, Inc., the subsidiary guarantors party thereto and J.P. Morgan Securities LLC, as representative for the initial purchasers named therein (Incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K dated as of November 2, 2010.)
4.4	Supplemental Indenture, dated as of December 21, 2010, among Diamondback Merger Sub, Inc., Rent-A-Center, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee (Incorporated herein by reference to Exhibit 4.4 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2010.)
4.5	Supplemental Indenture, dated as of December 21, 2010, among The Rental Store, Inc., Rent-A-Center, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee (Incorporated herein by reference to Exhibit 4.5 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2010.)

Number	Description
4.6*	Supplemental Indenture, dated as of November 19, 2012, among RAC Acceptance East, LLC, Rent-A-Center, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee
4.7*	Supplemental Indenture, dated as of November 19, 2012, among RAC Acceptance Texas, LLC, Rent-A-Center, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee
4.8*	Supplemental Indenture, dated as of November 19, 2012, among RAC Acceptance West, LLC, Rent-A-Center, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee
10.1†	Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.)
10.2	Amended and Restated Guarantee and Collateral Agreement, dated as of May 28, 2003, as amended and restated as of July 14, 2004, made by Rent-A-Center, Inc. and certain of its Subsidiaries in favor of JPMorgan Chase Bank, as administrative agent (Incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated July 15, 2004.)
10.3	Franchisee Financing Agreement, dated April 30, 2002, but effective as of June 28, 2002, by and between Texas Capital Bank, National Association, ColorTyme, Inc. and Rent-A-Center, Inc. (Incorporated herein by reference to Exhibit 10.14 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.)
10.4	Supplemental Letter Agreement to Franchisee Financing Agreement, dated May 26, 2003, by and between Texas Capital Bank, National Association, ColorTyme, Inc. and Rent-A-Center, Inc. (Incorporated herein by reference to Exhibit 10.23 to the registrant's Registration Statement on Form S-4 filed July 11, 2003.)
10.5	First Amendment to Franchisee Financing Agreement, dated August 30, 2005, by and among Texas Capital Bank, National Association, ColorTyme, Inc. and Rent-A-Center East, Inc. (Incorporated herein by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.)
10.6	Franchise Financing Agreement, dated as of August 2, 2010, between ColorTyme, Inc. and Citibank, N.A. (Incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of August 2, 2010.)
10.7	Unconditional Guaranty of Rent-A-Center, Inc., dated as of August 2, 2010, executed by Rent-A-Center, Inc. in favor of Citibank, N.A. (Incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of August 2, 2010.)
10.8	Unconditional Guaranty of Rent-A-Center, Inc., dated as of August 2, 2010, executed by ColorTyme Finance, Inc. in favor of Citibank, N.A. (Incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of August 2, 2010.)
10.9†	Form of Stock Option Agreement issuable to Directors pursuant to the Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.20 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2004.)
10.10†	Form of Stock Option Agreement issuable to management pursuant to the Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.21 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2004.)
10.11†*	Summary of Director Compensation
10.12†	Form of Stock Compensation Agreement issuable to management pursuant to the Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.15 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.)
10.13†	Form of Long-Term Incentive Cash Award issuable to management pursuant to the Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.16 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.)
10.14†	Form of Loyalty and Confidentiality Agreement entered into with management (Incorporated herein by reference to Exhibit 10.17 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.)
10.15†	Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.17 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.)
10.16†	Form of Stock Option Agreement issuable to management pursuant to the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.18 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.)
10.17†	Form of Stock Compensation Agreement issuable to management pursuant to the Rent-A-Center, Inc. 2006 Equity Incentive Plan (Incorporated herein by reference to Exhibit 10.19 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006.)
10.18†	Form of Long-Term Incentive Cash Award issuable to management pursuant to the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.20 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006.)
10.19†	Rent-A-Center, Inc. 2006 Equity Incentive Plan and Amendment (Incorporated herein by reference to Exhibit 4.5 to the registrant's Registration Statement on Form S-8 filed with the SEC on January 4, 2007.)
10.20†	Form of Stock Option Agreement issuable to management pursuant to the Rent-A-Center, Inc. 2006 Equity Incentive Plan (Incorporated herein by reference to Exhibit 10.22 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006.)
10.21†	Form of Stock Compensation Agreement issuable to management pursuant to the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.23 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006.)
10.22†	Form of Stock Option Agreement issuable to Directors pursuant to the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.24 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006.)
10.23†	Form of Deferred Stock Unit Award Agreement issuable to Directors pursuant to the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.23 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2010.)
10.24†	Form of Executive Transition Agreement entered into with management (Incorporated herein by reference to Exhibit 10.21 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.)
10.25†	Employment Agreement, dated October 2, 2006, between Rent-A-Center, Inc. and Mark E. Speese (Incorporated herein by reference to Exhibit 10.22 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.)

Number	Description
10.26†	Non-Qualified Stock Option Agreement, dated October 2, 2006, between Rent-A-Center, Inc. and Mark E. Speese (Incorporated herein by reference to Exhibit 10.23 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.)
10.27†	Rent-A-Center, Inc. Non-Qualified Deferred Compensation Plan (Incorporated herein by reference to Exhibit 10.28 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.)
10.28†	Rent-A-Center, Inc. 401-K Plan (Incorporated herein by reference to Exhibit 10.30 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.)
10.29	Fourth Amended and Restated Credit Agreement, dated as of May 28, 2003, as amended and restated as of July 14, 2011, among Rent-A-Center, Inc., the several banks and other financial institutions or entities from time to time parties thereto, Bank of America, N.A., Compass Bank and Wells Fargo Bank, N.A., as syndication agents, and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of July 14, 2011.)
10.30†	Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees (Incorporated herein by reference to Exhibit 99.1 to the registrant's Registration Statement on Form S-8 filed January 28, 2011.)
10.31	First Amendment, dated as of April 13, 2012, to the Fourth Amended and Restated Credit Agreement, dated as of May 28, 2003, as amended and restated as of July 14, 2011, among Rent-A-Center, Inc., the several banks and other financial institutions or entities from time to time parties thereto, Bank of America, N.A., Compass Bank and Wells Fargo Bank, N.A., as syndication agents, and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated herein by reference to Exhibit 10.31 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.)
10.32	First Amendment to Franchise Financing Agreement between ColorTyme Finance, Inc. and Citibank, N.A., dated as of July 25, 2012 (Incorporated herein by reference to Exhibit 10.32 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.)
16.1	Letter from Grant Thornton LLP to the Securities Exchange Commission dated December 19, 2012 (Incorporated herein by reference to Exhibit 16.1 to the registrant's Current Report on Form 8-K dated as of December 13, 2012.)
21.1*	Subsidiaries of Rent-A-Center, Inc.
23.1*	Consent of Grant Thornton LLP
31.1*	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 implementing Section 302 of the Sarbanes-Oxley Act of 2002 by Mark E. Speese
31.2*	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 implementing Section 302 of the Sarbanes-Oxley Act of 2002 by Robert D. Davis
32.1*	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Mark E. Speese
32.2*	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Robert D. Davis
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

† *Management contract or compensatory plan or arrangement.*

* *Filed herewith.*

** *The XBRL-related information in Exhibit No. 101 to this Annual Report on Form 10-K is filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.*

BOARD OF DIRECTORS

Mark E. Speese
Chairman of the Board and Chief Executive Officer - Rent-A-Center, Inc.

Mitchell E. Fadel
President and Chief Operating Officer - Rent-A-Center, Inc.

Michael J. Gade
Founding Partner - Challance Group, L.L.P.

Jeffery M. Jackson
Managing Director - Thayer Ventures

J.V. Lentell
Vice Chairman - Intrust Bank, N.A.

Leonard H. Roberts
Retired Chairman of the Board and Chief Executive Officer
RadioShack Corporation

Paula Stern, Ph.D.
Chairwoman - Stern Group, Inc.

CORPORATE OFFICERS

Catherine M. Skula	Chief Executive Officer and President of ColorTyme, Inc.
Fred G. Mattox	Vice President and Chief Operating Office of ColorTyme, Inc.
David G. Ewbank	Division Vice President - RTO
Michael P. Kilbane	Division Vice President - RTO
Rob D. Langholff	Division Vice President - RTO
Michael R. McNamara	Division Vice President - RTO
Robert J. Reckinger	Division Vice President - RTO
James E. York	Division Vice President - RTO
Charles J. White	Senior Vice President - RAC Acceptance
Chris P. Crocker	Division Vice President - RAC Acceptance
Mark E. Denman	Division Vice President - RAC Acceptance
Stephen B. McKinley	Division Vice President - RAC Acceptance
Mark F. Schmitz	Vice President - Home Choice
Efrain Maldonado	Vice President of Operations - Mexico
Walter S. Smith	Division Vice President - Mexico
Byron Zelaya	Division Vice President - Mexico
Rita E. Bargerhuff	Senior Vice President - Marketing and Chief Marketing Officer
Robert D. Brockman	Senior Vice President - Human Resources
Ricardo Cordon	Senior Vice President - International Governance, Tax, and Assistant Treasurer
Dwight D. Dumler	Senior Vice President - Public Affairs
Ames B. Flynn	Senior Vice President - Information Technology and Chief Information Officer
Fred E. Herman	Senior Vice President - Risk & Compliance and Chief Risk Officer
Bobby R. Pope	Senior Vice President - Operational Services
Patricia S. Price	Senior Vice President - Merchandising, Logistics, and Distribution
Maureen B. Short	Senior Vice President - Finance Analytics and Reporting
Andrew M. Trusevich	Senior Vice President - Assistant General Counsel
Michael S. Wilding	Senior Vice President - Accounting and Global Controller
James L. Chapman	Vice President - Training
Matthew R. Desmond	Vice President - Domestic Store Development
John F. Butler	Vice President - Inventory Management
Peter E. Bruni	Vice President - Compensation & Benefits
David E. Carpenter	Vice President - Investor Relations
Rebecca O. Crawford	Vice President - Field Human Resources
Xavier A. Dominicis	Vice President - Public Affairs
Tony F. Fuller	Vice President - Information Technology and Chief Technology Officer
David M. Glasgow	Vice President - Risk Management
Walter R. Goin	Vice President - International Human Resources/FSC
Douglas A. Guziec	Vice President - Strategy and Business Development
Becky P. Haislip	Vice President - Internal Audit
Robert E. McCartney	Vice President - Fleet Management
Mario Monroy Medina	Vice President - Finance (Mexico)
Chris K. Phelps	Vice President - Operations Services
Tim P. Pitt	Vice President - Marketing
Bobby P. Templet	Vice President - Loss Prevention
Jason B. Wall	Vice President - Merchandising and Sales Strategy
Dawn M. Wolverton	Vice President - Assistant General Counsel and Secretary

EXECUTIVE OFFICERS

Mark E. Speese
Chairman of the Board and Chief Executive Officer

Mitchell E. Fadel
President and Chief Operating Officer

Robert D. Davis
Executive Vice President - Finance,
Chief Financial Officer and Treasurer

Theodore V. DeMarino
Executive Vice President - Shared Services

Christopher A. Korst
Executive Vice President - Domestic Operations

Ronald D. DeMoss
Executive Vice President - General Counsel

Joel M. Mussat
Executive Vice President - Emerging Businesses

CORPORATE AND STOCKHOLDER INFORMATION

Corporate Offices
5501 Headquarters Drive, Plano, TX 75024
www.rentacenter.com

Independent Auditors
KPMG, LLP
717 North Harwood Street
Suite 3100
Dallas, TX 75201

Stockholders may obtain copies of news releases, U.S. Securities and Exchange Commission filings, including Forms 10-K, 10-Q, and 8-K, and other company information by accessing our Web site at www.rentacenter.com

Stockholders may also contact:
Investor Relations
Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, TX 75024
Phone: (972) 801-1100
Fax: (866) 260-1424
Email: ir@rentacenter.com

Annual Meeting
May 9, 2013, at 9:30 a.m.
Field Support Center

Transfer Agent and Registrar
Computershare
480 Washington Boulevard
Jersey City, NJ 07310-1900
(877) 264-3797
www.computershare.com

Stock Listing
NASDAQ Global Select Market
Ticker Symbol: RCII

Rent-A-Center, Inc.

5501 Headquarters Drive

Plano, Texas 75024

www.rentacenter.com